
09046572


COMPASS
GROUP

RECEIVED
2009 JUN -8 P 12:46

By Air Mail

Office of International Corporate Finance
Securities and Exchange Commission
450 Fifth Street, N.W
Washington, D.C. 20549
United States


SUPPL

1 June 2009

Dear Sir/Madam

Re: Compass Group PLC (Exemption Number 82-5161) - Information Furnished Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

On behalf of Compass Group Plc, a public limited company incorporated under the laws of England and Wales, we herewith submit the following information to the Securities and Exchange Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended (the ***Exchange Act***).

I NEWS RELEASES

Interim Results Announcement for the six months ended 31 March 2009 (May 13, 2009).

II DISCLOSURE OF NOTIFIABLE EVENTS AND OTHER COMMUNICATIONS FILED WITH REGULATORY NEWS SERVICE (RNS) PROVIDED BY THE LONDON STOCK EXCHANGE

1. Notification from Compass Group PLC relating to the Total Voting Rights and Capital as at 30 April 2009, in accordance with the Disclosure and Transparency Rules (May 1 1, 2009).

2. Notification from Compass Group PLC relating to a Major Interest in Shares by Credit Suisse Securities (Europe) Limited (May 8, 2009).

3. Notification from Compass Group PLC relating to a board change (May 8, 2009).

4. Notification from Compass Group PLC relating to its Interim Results Announcement for the six months ended 31 March 2009 (May 13, 2009).

5. Notification from Compass Group PLC relating to a Director/PDMR shareholding (Gary Green) (May 13, 2009).

dlw 7/20


COMPASS
GROUP

6. Notification from Compass Group PLC relating to a Major Interest in Shares by Credit Suisse Securities (Europe) Limited (May 14, 2009).

III REPORTS FILED WITH THE UNITED KINGDOM LISTING AUTHORITY

1. None.

IV INFORMATION FILED AT COMPANIES HOUSE IN THE UNITED KINGDOM

1. Companies Form No. 88(2) – Return of allotment of 113,275 shares (May 1, 2009).
2. Companies Form No. 88(2) – Return of allotment of 48,845 shares (May 8, 2009).
3. Companies Form No. 88(2) – Return of allotment of 1,073,886 shares (May 19, 2009).
4. Companies Form No. 288a – Appointment of Director (Donald Robert) (May 20, 2009).
5. Companies Form No. 88(2) – Return of allotment of 1,189,265 shares (May 22, 2009).
6. Companies Form No. 88(2) – Return of allotment of 282,748 shares (May 29, 2009).

Please note that the information set forth in this letter and the information enclosed herewith are being furnished on behalf of Compass Group PLC under subparagraph (b)(1)(i) of Rule 12g3-2 with the understanding that (i) the information will not be deemed filed with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act and (ii) neither this letter nor the furnishing of the information constitutes an admission for any purpose that Compass Group PLC is subject to the Exchange Act.

If you have any questions or comments regarding the foregoing, please contact the undersigned on +44 (0)1932 574192.

Yours faithfully

Carol A Lancefield
Assistant Company Secretary
Encs.


COMPASS
GROUP

82-5161

I NEWS RELEASES

RECEIVED
2008 JUN -8 P 12:47




COMPASS
GROUP

RECEIVED
2009 JUN -8 P 12:27

Compass Group PLC

Interim Results Announcement

For The Six Months Ended 31 March 2009

Significant progress in a challenging environment

- Revenue £6.9 billion — ↑ 24% (constant currency +3.6%, organic +2.6%)
- Underlying operating profit £455 million — ↑ 41% (constant currency +14%)
- Underlying operating margin 6.5% — ↑ 60 basis points
- Underlying earnings per share 15.4 pence — ↑ 43% (constant currency +15%)
- Interim dividend 4.4 pence — ↑ 10%
- Free cash flow £240 million — ↑ 33%

Richard Cousins, Chief Executive Officer, said:

"Against the backdrop of deteriorating economic conditions, Compass has had a positive first half. We are encouraged by our continued ability to win high quality new business at levels consistent with last year. We have demonstrated our ability to flex our cost base and respond to more variable demand. Furthermore, the rigorous application of MAP has enabled us to drive further operating and cost efficiencies of over £50 million, helping to deliver another significant step up in profit and margins. Looking forward, the trends in revenue seen in the first half of the year are expected to continue into the second half of the year. The acceleration in the rate of cost efficiencies should enable us to deliver further progress in the second half of the year."

Sir Roy Gardner, Chairman, said:

"We have a clear and focussed strategy, an internationally diversified business model and we are the market leader in an industry with significant growth potential. The development of our support services capability is adding a new dimension to growth. Our drive to increase operating efficiency, whilst investing in the future development of the business, is delivering significant results. The strength of our cash flow and balance sheet is enabling us both to accelerate growth through value creating infill acquisitions and to reward shareholders. With this in mind, we are increasing the interim dividend by 10% to 4.4 pence. Whilst these are undoubtedly challenging times, we look forward to the future with confidence."

Interim Management Report: Business Review

Group Overview

Organic revenue growth was 2.6% for the first half and constant currency revenue growth, including acquisitions, was 3.6%. Encouragingly, the level of new business wins in all sectors has remained strong at 8.5%, consistent with last year. As expected, like for like revenue has continued to weaken in parts of the Business & Industry and Sports & Leisure sectors, as clients have reduced discretionary spend on event catering and corporate hospitality and headcounts. However, like for like revenue growth in the Education, Healthcare and Defence, Offshore and Remote Site sectors has remained strong.

Our ability to flex our largely variable cost base has enabled us to manage our costs in line with the changes in demand. Furthermore, the continued application of the MAP framework has helped us to deliver incremental efficiency gains in each of our major unit costs: food, labour and overhead. We have also continued to deliver savings in above unit costs. Operating margins improved by 60 basis points with all four geographic segments contributing to this strong performance.

Management and Performance ('MAP')

A combination of excellent operational management and the MAP framework has enabled us to deliver £55 million of constant currency operating profit growth in the first half as follows:

£14 million from net new business: Encouragingly we have continued to see a good level of new business across all sectors and geographical regions at levels consistent with last year. Supporting the growth in new foodservice business, we are seeing increased demand to provide additional support services to both new and existing clients. We are also making good progress in developing international business, winning new clients and developing our existing client relationships. For example, with both Shell and American Express we have significantly extended our services this year.

Whilst we are seeing some limited business and site closures, mainly in the Business & Industry sector, core retention is stable. We are making good progress in building retention teams and driving consistent processes around the world.

Looking forward to the second half, we have good visibility on our future pipeline and expect similar trends in net new business to those seen in the first half of the year.

£28 million from like for like growth: Across the base estate we have achieved an appropriate level of price increases in the first half of the year given the input cost inflation we are experiencing in food and labour.

In Business & Industry and Sports & Leisure we have seen some pressure on like for like volumes in parts of the business as clients have reduced discretionary spend on event catering and corporate hospitality and headcounts. The considerable flexibility in our unit cost base has, however, enabled us to reduce costs in line with demand and hence contain the impact on profit of lower volume.

Conversely, through the rest of the estate we have continued to see like for like volume growth, which in turn has converted to good profit growth.

Importantly, our efficiency programme has accelerated and once again, through the MAP programme, we have made significant savings in food, labour and overhead.

On MAP 3, cost of food, we are continuing to drive the rationalisation process – the starting point for which is menu planning. Coupled with this, our product and supplier lists are being systematically narrowed which enables us to buy more competitively. In the USA, the ongoing roll out of our 'Model Market' approach takes procurement and logistics to the next level, fully automating the process on-line from order to delivery. This is driving compliance up towards the 100% level and is beginning to deliver significant benefits.

We are making good progress on MAP 4, in unit costs. We are continuing to focus on labour productivity and scheduling and in practice this means less need for expensive agency labour as we better utilise our core labour force. We are making some progress on reducing in unit overheads, but there is plenty of opportunity to do more.

In summary, we have made excellent progress in driving efficiencies in the first half of the year and we expect to see an acceleration in the rate of cost efficiencies, enabling us to deliver further progress in the second half of the year.

£8 million from above unit overhead savings: We continue to make good progress in MAP 5, reducing the above unit overhead whilst growing the business. Increasingly, we are challenging the business both to reduce the overall cost and to redeploy resources from back office to revenue generating overhead, for example strengthening our sales and retention teams and investing in product innovation.

£5 million from acquisitions and disposals: This relates mainly to the acquisition of the remaining 50% of the shares in GR S.A. in Brazil completed in March 2008.

Strategy

Our core strategy is to focus on foodservice, developing support services to complement our food offer, building scale within countries to drive efficiency and utilising our global reach to serve multi-national clients. Sectorisation has been a fundamental part of our strategy and we have built big businesses in all of the key sectors. The benefit of our significantly diversified portfolio across 55 countries and multiple sectors and sub sectors has offered good downside protection in a slowing economy.

Our primary focus is organic growth. We continue to benefit from the ongoing trend to outsourcing foodservice. As well as the Business & Industry sector, the under penetrated sectors of Healthcare and Education provide significant scope for growth. Aside from foodservice, clients are increasingly asking for a bundled service including both food and support services. Under the Eurest Services brand, we have organically developed a strong support services offering in most of our major countries. The Compass Service Framework, which is our unique operating model, differentiates us from our competitors and we have already had considerable success in winning new multi-service business.

The strength of our cash flow and balance sheet is enabling us to accelerate our organic revenue growth through selective in-fill acquisitions. The acquisition of Kimco in the USA strengthens our capability to deliver support services to the Business & Industry sector. In Germany, we are also starting to see acceleration in the trend to bundling food and support services and our acquisition of Plural strengthens our ability to deliver support services across the sectors, in particular Business & Industry and Healthcare. In the UK, we have had considerable success in extending our retail offer within hospitals. The acquisition of a number of McColl's food and retail outlets has strengthened our retail capability.

We have continued to drive performance in these more challenging times. The key to our success has been not only the flexibility in the cost base to respond to changes in volume, but also the momentum we have in driving additional cost efficiencies. We have excellent cash generation and significant headroom to service our debt and cover our medium term re-financing needs. Our balance sheet flexibility is enabling us to pursue value-creating opportunities and to continue to reward shareholders.

The MAP framework has helped us deliver the turnaround in performance in the last two and a half years and this, together with the excellent service delivered by our people, gives us confidence that we can continue to make progress.

Board Appointment

Don Robert, Chief Executive Officer of Experian plc, was appointed as a non Executive Director to the Board on 8th May 2009.

Financial Summary For the six months ended 31 March	**2009**	2008	Increase
Continuing operations			
Revenue			
Constant currency	**£6,927m**	£6,685m	3.6%
Reported	**£6,927m**	£5,589m	23.9%
Total operating profit			
Constant currency	**£455m**	£400m	13.8%
Underlying	**£455m**	£322m	41.3%
Reported	**£453m**	£322m	40.7%
Operating margin			
Constant currency	**6.5%**	5.9%	60bps
Underlying	**6.5%**	5.7%	80bps
Reported	**6.5%**	5.7%	80bps
Profit before tax			
Underlying	**£405m**	£289m	40.1%
Reported	**£387m**	£281m	37.7%
Basic earnings per share			
Underlying	**15.4p**	10.8p	42.6%
Reported	**14.7p**	10.4p	41.3%
Free cash flow			
Reported	**£240m**	£180m	33.3%
Total Group including discontinued operations			
Basic earnings per share	**15.4p**	11.3p	36.3%
Interim dividend per ordinary share	**4.4p**	4.0p	10.0%

(1) Constant currency restates the prior period results to 2009's average exchange rates.
(2) Total operating profit includes share of profit of associates.
(3) Underlying operating profit excludes the amortisation of intangibles arising on acquisition.
(4) Operating margin is based on revenue and operating profit excluding share of profit of associates.
(5) Underlying operating margin excludes the amortisation of intangibles arising on acquisition.
(6) Underlying profit before tax excludes the amortisation of intangibles arising on acquisition, hedge accounting ineffectiveness and the change in fair value of investments and minority interest put options.
(7) Underlying basic earnings per share excludes the amortisation of intangibles arising on acquisition, hedge accounting ineffectiveness, the change in fair value of investments and minority interest put options and the tax attributable to these amounts.

Segmental performance Six months ended 31 March	Revenue **2009** **£m**	Revenue 2008 £m	Revenue Growth Reported	Revenue Growth Constant Currency	Revenue Growth Organic
Continuing operations					
North America	**3,082**	2,267	36.0%	4.7%	4.4%
Continental Europe	**1,769**	1,488	18.9%	1.9%	1.2%
UK & Ireland	**939**	965	(2.7)%	(3.6)%	(3.6)%
Rest of the World	**1,137**	869	30.8%	10.2%	5.4%
Total	**6,927**	5,589	23.9%	3.6%	2.6%

Segmental performance Six months ended 31 March	Operating Profit **2009** **£m**	Operating Profit 2008 £m	Operating Margin **2009** **%**	Operating Margin 2008 %
Continuing operations				
North America	**234**	153	**7.6%**	6.7%
Continental Europe	**131**	106	**7.4%**	7.1%
UK & Ireland	**54**	52	**5.8%**	5.4%
Rest of the World	**60**	38	**5.3%**	4.4%
Unallocated overheads	**(28)**	(29)	**-**	-
Excluding associates	**451**	320	**6.5%**	5.7%
Associates	**4**	2		
Underlying	**455**	322		
Amortisation of intangibles arising on acquisition	**(2)**	-		
Total	**453**	322		

(1) Constant currency restates the prior period results to 2009's average exchange rates.
(2) Underlying operating profit and margin excludes the amortisation of intangibles arising on acquisition.
(3) Operating margin is based on revenue and operating profit excluding share of profit of associates.
(4) Organic growth is calculated by adjusting for acquisitions (excluding current period acquisitions and including a full period in respect of prior period acquisitions), disposals (excluded from both periods) and exchange rate movements (translating the prior period at current period exchange rates) and compares the current period results against the prior period.

Revenue

Overall, organic revenue growth was 2.6%, comprising new business of 8.5%, retention of 93% and like for like growth of 1.1%. The significant weakening of Sterling increased reported revenues by 20.3% and acquisitions added a further 1.0%, resulting in reported revenue growth of 23.9%.

Operating Profit

Underlying operating profit from continuing operations, including associates but excluding the amortisation of intangibles arising on acquisition, was £455 million (2008: £322 million. Adjusting this to 2009 average exchange rates would increase the profit by £78 million to £400 million), an increase of 41% on a reported basis over the prior period. Underlying operating profit increased by £55 million, or 14%, on a constant currency basis. This represents a 60 basis points improvement in margin to 6.5% (2008: 5.9% on a constant currency basis).

Operating profit after the amortisation of intangibles arising on acquisition of £2 million (2008: £nil) was £453 million (2008: £322 million).

North America – 44.5% Group revenue (2008: 40.6%)

Despite the economic challenges, our North American business has made very good progress in the first half with organic revenue growth of 4.4%. Operating profit increased by £29 million, or 14%, on a constant currency basis to £234 million (2008: £205 million on a constant currency basis). The margin improvement seen in 2008 has continued throughout the first half, with 50 basis points improvement on a constant currency basis. Including the £2 million benefit of the one-off profit on the prior year disposal of a minority stake in Au Bon Pain, the margin was 7.6%.

We have once again seen excellent levels of new business and retention across all the key sectors. In addition, North America has made excellent progress in driving efficiencies, in particular through the purchasing process and on reducing overheads.

The Business & Industry sector has had another record half year of new business, including new contracts such as the World Bank Group, where we feed 10,000 staff representing over 160 countries. Retention has continued to be very strong. The softness we have seen in like for like volumes in parts of the Business & Industry sector has mainly been driven by a reduction in event catering and hospitality spend. Whilst there is some downward pressure from fewer employees on site, consumers have sought to take advantage of our "grab & go" and "value" offers and loyalty plans. Fast and decisive action on cost has enabled the Business & Industry business to deliver another half year of profit and margin growth.

The momentum behind our Healthcare food and support services business has once again delivered very strong organic revenue growth.

We are seeing very good like for like volume growth in Education, driven by increasing enrolments and take up of board plans. Together with the flow through from record new business wins last year, we have again delivered double digit organic revenue growth. We have recently won contracts with Indian Prairie School District in Illinois and Queens University of Charlotte, adding to the over 530 million meals we serve each year in schools, colleges and universities in North America.

Like for like volumes in the Sports & Leisure sector are being impacted by a reduction in corporate hospitality spend, however our ability to flex costs and drive efficiencies has enabled us to improve margins and we continue to see a strong pipeline for new business opportunities.

Continental Europe – 25.5% Group revenue (2008: 26.6%)

In the context of a difficult economic backdrop Continental Europe has delivered a good performance. Across the region we delivered organic revenue growth of 1.2% and operating profit was £131 million (2008: £124 million on a constant currency basis), an increase of 6%. This represents a further 30 basis points of margin improvement, delivering an overall margin of 7.4%.

The weakness seen in the automotive and related industries has put some pressure on like for like volumes in the Business & Industry sector in much of Europe. However, good control of food and labour costs has enabled the overall margin to continue to move forward.

We are having good success in winning new business and driving retention in all sectors. In Healthcare for example, we have secured five important new hospital contracts in Portugal where we will be serving around 600,000 patient meals a year. In Education, we have secured a significant school's contract in Rome and in the Business & Industry sector, we have been awarded the Statoil contract, the largest we have ever won in Norway. Furthermore, our multi-services offer is providing new opportunities to win business with major companies such as Electrolux in Sweden and Pfizer in Germany.

In France, despite the slowdown in like for like volumes in the Business & Industry sector, we are seeing new business wins at encouraging levels, positive organic revenue growth and good profitability.

Our business in Italy has been significantly impacted by the automotive industry. Factories closed over the Christmas and New Year period and there have been further stoppages since. However, the turnaround plan for our Italian business is on track and we are pleased with the improved margin.

Germany has for some time been one of our most efficient businesses and the continued focus on driving out cost has once again enabled the margin to move forward. However, the German economy remains tough and like for like volumes are challenging.

The Spanish operation is dominated by Education and Healthcare and both these sectors are continuing to see good new business and strong like for like revenue growth. Increased cost control has driven significant margin improvements.

On-going growth in the offshore business and a strengthening of the support services offer have driven double digit organic revenue growth in Norway. The roll out of electronic purchasing and an improvement in labour productivity have delivered good growth in margins.

UK & Ireland – 13.6% Group revenue (2008: 17.3%)

The extensive re-structuring of the UK over the past two years has enabled us to significantly improve the efficiency of our operations and, despite the difficult economic conditions, we have delivered a margin improvement of 40 basis points, with operating profit increasing to £54 million (2008: £53 million on a constant currency basis).

In the Business & Industry sector, like for like volumes are being impacted by lower levels of corporate catering and hospitality spend and reduced headcounts. We also experienced extended Christmas and New Year closures and also lost revenues due to the bad weather in February. Whilst we have seen some additional site closures as the economy has slowed, we continue to win high quality new business, increasingly with additional support services. National Grid plc is a good example of where we have extended our foodservice contract at 12 sites to now provide a range of support services in over 500 locations.

We are making good progress in Education and starting to see the benefits of our work over the last few years. We believe we now have the right offering and are in a strong position to move forward. Profitability has improved.

In the Healthcare sector we have seen steady like for like volume growth, driven by our strong retail proposition. The recent acquisition of a number of McColl's food and retail outlets is adding a new dimension to this exciting sector of the market.

The Jockey Club is a further example of where we have been able to extend our existing relationship with a client. In this landmark deal we have moved from the delivery of foodservices at four racecourses to all 14 racecourses operated by the Jockey Club. New contracts such as the Aviva Stadium in Ireland (formerly Lansdowne Road) and several other new stadium contracts reinforce our leading position in the Sports & Leisure sector.

Rest of the World – 16.4% Group revenue (2008: 15.5%)

The Rest of the World has delivered good organic revenue growth of 5.4%. Operating profit has increased by £14 million, or 30%, on a constant currency basis, to £60 million (2008: £46 million on a constant currency basis), in part through the acquisition of the remaining 50% of the shares of GR S.A. in Brazil completed in March 2008. The margin has increased by 80 basis points on a constant currency basis to 5.3%.

Overall we are continuing to see good levels of new business wins across all countries in the region, including a new contract with Cablevision in Argentina, Colégio Santo Américo in Brazil and growing our multi-national clients where we have added new sites with Citigroup. Like for like volumes in the energy and extractive industry remain strong. We have made good progress in leveraging our overhead base which has helped to deliver the growth in the margin.

In Australia we have seen strong levels of revenue growth in all sectors, including a new fully integrated services contract with the Australian Defence Force for bases in Tasmania and an extension to our BHP Billiton Iron Ore construction and expansion portfolio. The Healthcare sector has been outstanding. With a stable management team, good client relationships and a focus on operational efficiency we have seen significant margin improvement.

The economy in Japan has been particularly challenging with reduced volumes in the Business & Industry sector. With good progress on cost control, particularly in the supply chain, we are continuing to see improvement in the margin.

In Brazil there has been a sharp reduction in employment levels affecting like for like volumes. We have strengthened the management team and are now well placed to grow our business in this exciting market, where we are the market leader.

Our UAE joint venture has seen first half revenue growth of 25% and it has a healthy pipeline of potential new business.

Unallocated Overheads

Unallocated overheads were £28 million (2008: £31 million on a constant currency basis), reflecting good control over costs.

Finance Costs

Underlying net finance cost, excluding hedge accounting ineffectiveness and the impact of revaluing investments and minority interest put options, was £50 million (2008: £33 million). The increase from last year largely reflects the impact of exchange rates on the US Dollar and Euro denominated debt and lower interest income from cash deposits this year. We currently expect the underlying net finance cost for the full year to be around £100 million at current exchange rates.

Other Gains and Losses

Other gains and losses include an £11 million (2008: £8 million) cost of hedge accounting ineffectiveness and a £5 million (2008: £nil) cost of revaluing investments and minority interest put options.

Profit Before Tax

Profit before tax from continuing operations was £387 million (2008: £281 million).

On an underlying basis, excluding the amortisation of intangibles arising on acquisition, hedge accounting ineffectiveness and the impact of revaluing investments and minority interest put options, profit before tax from continuing operations increased by 40% to £405 million (2008: £289 million).

Income Tax Expense

Income tax expense from continuing operations was £112 million (2008: £81 million).

On an underlying basis, excluding the amortisation of intangibles arising on acquisition, hedge accounting ineffectiveness and the impact of revaluing investments and minority interest put options, the tax charge on continuing operations was £117 million (2008: £83 million), equivalent to an effective tax rate of 29% (2008: 29%). Based on current corporate tax rates applicable to our major countries of operation, we expect a similar rate for the full year.

Discontinued Operations

The profit after tax from discontinued operations was £12 million (2008: £16 million).

Basic Earnings per Share

Basic earnings per share, including discontinued operations, were 15.4 pence (2008: 11.3 pence).

On an underlying basis, excluding discontinued operations, the amortisation of intangibles arising on acquisition, hedge accounting ineffectiveness, the impact of revaluing investments and minority interest put options and the tax attributable to these amounts, the basic earnings per share from continuing operations were 15.4 pence (2008: 10.8 pence).

	Attributable Profit		Basic Earnings Per Share		
Six months ended 31 March	**2009 £m**	2008 £m	**2009 pence**	2008 pence	Change %
Reported	**284**	213	**15.4**	11.3	36.3
Discontinued operations	**(12)**	(16)	**(0.7)**	(0.9)	
Other adjustments	**13**	6	**0.7**	0.4	
Underlying	**285**	203	**15.4**	10.8	42.6

Dividends

An interim dividend of 4.4 pence per share will be paid on 3 August 2009 to shareholders on the register on 3 July 2009. This represents a year on year increase of 10%.

Free Cash Flow

Free cash flow from continuing operations totalled £240 million (2008: £180 million). The major factors contributing to the increase were: £131 million increase in underlying operating profit before associates offset by £17 million higher net tax payments and £58 million higher net capital expenditure.

Gross capital expenditure of £133 million (2008: £84 million), including amounts purchased under finance leases of £1 million (2008: £3 million), is equivalent to 1.9% of revenues (2008: 1.5% of revenues). Around half of the increase in net capital expenditure is due to lower disposal proceeds this year and exchange rate movements. The other half is largely phasing. We currently expect the level of gross capital expenditure for the full year to be around 2% of revenues.

There has been a continued focus on all areas of working capital management, limiting the overall seasonal working capital outflow (including provisions and post-employment benefit obligations) to £65 million (2008: £61 million outflow). We believe that there remains further scope for improvement.

The cash tax rate was 21% (2008: 24%), based on underlying profit before tax for continuing operations. For the full year we expect a cash tax rate around the mid 20's level mainly because of the timing of some of the larger payments. We continue to expect the annual cash tax rate to average out over the medium term at the mid to high 20's level.

The net interest outflow was £44 million (2008: £32 million).

Acquisition Payments

We have considerably strengthened our ability to offer support services in two key markets, the USA and Germany, through the acquisitions of Kimco and Plural, with a net cash outflow in the period of £51 million and £17 million respectively. In the UK we have agreed to acquire from McColl's a number of food and retail outlets within hospitals. We have spent £4 million up to 31 March 2009, with a further £15 million expected in the second half of the year. With £6 million of other small acquisitions, the total cash spend on in-fill acquisitions was £78 million. £12 million was spent on the buyout of minority interests (including £11 million on the remaining 5% shareholding in Seiyo Foods, our Japanese business) and £4 million of deferred consideration relating to previous year acquisitions. The total cash spend on acquisitions was therefore £94 million.

Disposals

Payments made in respect of businesses disposed of or discontinued in prior years totalled £33 million in the period (2008: £15 million).

Purchase of Own Shares

The Group spent cash of £11 million (2008: £290 million) on the purchase of its shares in the period.

Pensions

The Group has continued to review and monitor its pension obligations throughout the year working closely with the Trustees and members of schemes around the Group to ensure proper and prudent assumptions are used and adequate provision and contributions are made.

The Group's pension deficit at 31 March 2009 was £257 million (2008: £177 million), principally reflecting the decrease in the value of pension scheme assets in the current market conditions.

Financial Position

During the first six months of the year net debt increased to £1,258 million (2008: £1,210 million).

On 30 October 2008, the Group raised £187 million in the private placement market and will be repaying the £380 million of Eurobonds and US Private Placements maturing in May 2009 out of surplus cash. In addition, the Group has an undrawn bank facility of circa £800 million committed through to 2012.

Looking forward, £230 million of debt is due for repayment in 2010 and £90 million in 2011. With strong ongoing free cash generation the Group believes that it is in a very strong financial position.

Risks and Uncertainties

The Board takes a proactive approach to risk management with the aim of protecting its employees and customers and safeguarding the interests of the Company and its shareholders.

The principal risks and uncertainties facing the business and the activities the Group undertakes to mitigate these are set out in the section below, headed 'Managing Risk'.

Related Party Transactions

Details of transactions with related parties are set out in note 19. These transactions have not, and are not expected to have, a material effect on the financial performance or position of the Group.

Going Concern

After making enquiries, the directors have a reasonable expectation that the Group has adequate resources to continue in operational existence for the foreseeable future. For this reason, we continue to adopt the going concern basis in preparing the financial statements.

Summary and Outlook

Compass has had a positive first half with consistent levels of new business and retention, and solid growth in like for like volume in the Healthcare, Education and Defence, Offshore and Remote sectors. We have been successful in managing the effect on profit of weakening like for like volume in the Business & Industry and Sport & Leisure sectors.

Looking forward, the trends in revenue seen in the first half of the year are expected to continue into the second half of the year. The acceleration in the rate of cost efficiencies should enable us to deliver further progress in the second half of the year.

Richard Cousins
Group Chief Executive
13 May 2009

Andrew D Martin
Group Finance Director

(1) Unless stated otherwise all figures in this document relate to the six months ended 31 March.
(2) Unless stated otherwise the data shown on pages 1 – 11 relates to the continuing business only.

Interim Management Report: Managing Risk

The Board takes a proactive approach to risk management with the aim of protecting its employees and customers and safeguarding the interests of the Company and its shareholders.

As set out on pages 45 and 46 of the Corporate Governance section of our 2008 Annual Report, the Group has policies and procedures in place to ensure that risks are properly evaluated and managed at the appropriate level within the business.

The identification of risks and opportunities; the development of action plans to manage the risks and exploit the opportunities; and the continual monitoring of progress against agreed Key Performance Indicators ('KPIs') is an integral part of the business process, and a core activity throughout the Group.

Control is exercised at Group and business level through MAP, the Group's Management and Performance framework, monthly monitoring of performance by comparison with budgets and forecasts and through regular business reviews with the Group Chief Executive and the Group Finance Director.

This is underpinned by a formal major risk assessment process which is an integral part of the annual business cycle. As part of the process, each of the Group's businesses is required to identify and document major risks and appropriate mitigating activities and controls, and monitor and report to management on the effectiveness of these controls on a biannual basis. Senior managers are also required to sign biannual confirmations of compliance with key procedures and to report any breakdowns in, or exceptions to, these procedures. The results are reviewed by the Executive Committee and the Board.

The Group also has formal procedures in place, with clearly designated levels of authority, for approving acquisitions and other capital investments. This is supported by a post-investment review process for selected acquisitions and major items of capital expenditure.

The table below sets out the principal risks and uncertainties facing the business at the date of this Report and the systems and processes the Group has in place to manage and mitigate these risks.

Risk		Mitigation
Health, safety and environment	Food safety	Compass feeds millions of consumers around the world every day, therefore setting the highest standards for food hygiene and safety is paramount. The Group has appropriate policies, processes and training procedures to ensure full compliance with legal obligations.
	Health and safety	Health and safety remains our number one operational priority. All management meetings throughout the Group feature a health and safety update as one of their first agenda items.
	Environment	Every day, everywhere, we look to make a positive contribution to the health and wellbeing of our customers, the communities we work in and the world we live in. Our 2008 Corporate Responsibility report which can be found at www.compass-group.com/CR08 describes our approach in more detail.
Clients and consumers	Client retention	We aim to build long-term relationships with our clients based on quality and value. Our business model is structured so that we are not reliant on one particular sector, geography or group of clients.
	Consolidation of food and support services	We have developed a range of support services to complement our existing foodservice offer. These services are underpinned by the Compass Service Framework, our standard operating platform for support services, which gives us the capability to deliver to the same consistent world-class standard globally.
	Bidding risk	The Group's operating companies bid selectively for large numbers of contracts each year and a more limited number of concession opportunities. Tenders are developed in accordance with a thorough process which identifies both the potential risks (including social and ethical risks) and rewards, and are subject to approval at an appropriate level of the organisation.
	Credit risk	There is limited concentration of credit risk with regard to trade receivables given the diverse and unrelated nature of the Group's client base.

Risk		Mitigation
	Service delivery and compliance with contract terms and conditions	The Group's operating companies contract with a large number of clients. Processes are in place to ensure that the services delivered to clients are of an appropriate standard and comply with the appropriate contract terms and conditions.
	Changes in consumer preferences	We strive to meet consumer demand for quality, choice and value by developing innovative and nutritious food offers which suit the lifestyles, tastes and preferences of our consumers.
People	People retention and motivation	The recruitment and retention of skilled employees is a challenge faced by the industry at large. The Group has established training and development programmes, succession planning and performance management programmes which are designed to align rewards with our corporate objectives and to retain and motivate our best people.
Supply Chain	Suppliers	The Group constantly strives to find the right balance between building long-term supply relationships based on the compatibility of values and behaviour with the requirements of the Group as well as quality and price. The Group seeks to avoid over-reliance on any one supplier.
	Traceability	To reduce risk we are focusing on traceability, clear specification of our requirements to nominated suppliers and the improvement of purchasing compliance by unit managers.
Economic risk	Economy	The diverse nature of the Group's business (spanning the Business & Industry, Education, Healthcare & Seniors, Sports & Leisure and Defence, Offshore & Remote sectors) and our broad geographical coverage (across 55 countries) have helped mitigate the impact of the recent turmoil in the world economy. In addition, our ability to flex our largely variable cost base has allowed us to manage our costs in line with changes in demand whilst continuing to deliver incremental efficiency gains. Whilst we are expecting economic conditions to remain challenging, we are confident that our business model will continue to perform. We have good visibility of our new business pipeline and, as such, we are confident of our continued ability to generate new business. Indeed, in times of economic uncertainty outsourcing is an attractive option for our clients, and we see good opportunities to continue to grow our business and to further improve operating efficiency, supported by our strong financial position.
	Food cost inflation	As part of our MAP programme we seek to manage food cost inflation through cost indexation in our contracts, giving us the contractual right to review pricing with our clients; menu management to substitute ingredients in response to any forecast shortages and cost increases; and continuing to drive greater purchasing efficiencies through supplier rationalisation and compliance.
	Labour cost inflation	Our objective is always to deliver the right level of service in the most efficient way. As part of our MAP programme we have been deploying tools and processes to optimise labour productivity and exercise better control over other labour costs such as absenteeism, overtime and third party agency spend; and to improve our management of salary and benefit costs and control labour cost inflation.
Regulatory, political and competitive environment	Political stability	Compass is a global company operating in countries and regions with diverse economic and political conditions. Our operations and earnings may be adversely affected by political or economic instability. However, we remain aware of these risks and look to mitigate them wherever possible. We have also taken the strategic decision to withdraw from a number of countries (and had completed most of these withdrawals by the date of this Report) where we consider the risks outweigh the rewards.
	Regulation	Changes to laws or regulations could adversely affect our performance. We engage with governmental and non-governmental organisations directly or through trade associations to ensure that our views are represented.
	Competition	Compass operates in a competitive marketplace. The level of concentration and outsource penetration varies by country. Some markets are relatively concentrated with two or three key players, others are highly fragmented and offer significant opportunities for consolidation and penetration into the self-operated market. Aggressive pricing from our competitors could cause a reduction in our revenues and margins. We aim to minimise this by building long-term relationships with our clients based on quality and value.

Risk		Mitigation
Acquisitions and investments	Acquisition risk	Potential acquisitions are identified by the operating companies and are subject to appropriate levels of due diligence and approval by Group management. Post-acquisition integration and performance is closely managed and subject to regular review.
	Investment risk	Capital investments are subject to appropriate levels of scrutiny and approval by Group management.
	Joint ventures	In some countries we operate through joint ventures. Procedures are in place to ensure that joint venture partners bring skills, experience and resources that complement and add to those provided from within the Group.
Information technology and infrastructure		The Group relies on a variety of IT systems in order to manage and deliver services and communicate with its customers, suppliers and employees. There is minimal inter-country dependence on IT systems, and all of the Group's major operating companies have appropriate disaster recovery plans in place.
Fraud and compliance		The Group's zero tolerance based Code of Ethics governs all aspects of our relationship with our stakeholders. All alleged breaches of the Code are investigated. The Group's procedures include regular operating reviews, underpinned by a continual focus on ensuring the effectiveness of internal controls.
Litigation		Though we do not operate in a litigious industry, we have in place policies and processes in all of our main operating companies to report, manage and mitigate against third-party litigation.
Reputation risk		Our brands are amongst the most successful and best established in our industry. They represent a key element of the Group's overall marketing and positioning. In the event that our brand or reputation is damaged this could adversely impact the Group's performance. The Group's zero tolerance based Code of Ethics is designed to safeguard the Company's assets, brands and reputation.
Financial risk	Overview	Compass Group's financial risk management strategy is based upon sound economic objectives and good corporate practice. The main financial risks concern the availability of funds to meet our obligations (liquidity risk), movements in exchange rates (foreign currency risk), movements in interest rates (interest rate risk), and counterparty credit risk. Derivative and other financial instruments are used to manage interest rate and foreign currency risks. Further details of our financial risks and the ways in which we mitigate them are set out below.
	Liquidity Risk	The Group finances its borrowings from a number of sources including banks, the public markets and the private placement markets. Borrowings are stated at their nominal value except for the bond redeemable in December 2014 which is recorded at its fair value to the Group on acquisition. The Group's undrawn committed bank facilities at 31 March 2009 were £793 million (2008: £664 million).
	Financial Instruments	The Group continues to manage its foreign currency and interest rate exposure in accordance with the policies set out below. The Group's financial instruments comprise cash, borrowings, receivables and payables that are used to finance the Group's operations. The Group also uses derivatives, principally interest rate, currency swaps and forward currency contracts, to manage interest rate and currency risks arising from the Group's operations. The Group does not trade in financial instruments. The Group's treasury policies are designed to mitigate the impact of fluctuations in interest rates and exchange rates and to manage the Group's financial risks. The Board approves any changes to the policies.
	Foreign Currency Risk	The Group's policy is to match as far as possible its principal projected cash flows by currency to actual or effective borrowings in the same currency. As currency cash flows are generated, they are used to service and repay debt in the same currency. To implement this policy, forward currency contracts or currency swaps are taken out which, when applied to the actual currency liabilities, convert these to the required currency. The borrowings in each currency give rise to foreign exchange differences on translation into Sterling. Where the borrowings are either less than, or equate to, the net investment in overseas operations, these exchange rate movements are treated as movements on reserves and recorded in the statement of recognised income and expense rather than in the income statement. Non-Sterling earnings streams are translated at the average rate of exchange for the year. This results in differences in the Sterling value of currency earnings from year to year. The table in note 21 to the condensed financial statements sets out the exchange rates used to translate the income statements, balance sheets and cash flows of non-Sterling denominated entities.

Risk		Mitigation
	Interest Rate Risk	As detailed above, the Group has effective borrowings in a number of currencies and its policy is to ensure that, in the short-term, it is not materially exposed to fluctuations in interest rates in its principal currencies. The Group implements this policy either by borrowing fixed rate debt or by using interest rate swaps or options so that at least 80% of its projected net debt is fixed or capped for one year, reducing to 60% fixed for the second year and 40% fixed for the third year.
Pensions risk		The Group's defined benefit pension schemes are closed to new entrants other than for transfers under public sector contracts in the UK where the Company is obliged to provide final salary benefits to transferring employees. In addition, over the last four years substantial one-off contributions have been made to reduce the deficit in the UK schemes. Steps have also been taken to reduce the investment risk in these schemes.
Tax risk		As a Group, we seek to plan and manage our tax affairs efficiently in the jurisdictions in which we operate. In doing so, we aim to act in compliance with the relevant laws and disclosure requirements. In an increasingly complex international tax environment, a degree of uncertainty is inevitable in estimating our tax liabilities. We exercise our judgement, and seek appropriate professional advice, in assessing the amounts of tax to be paid and the level of provision required. The effective rate of tax may be influenced by a number of factors, including changes in laws and accounting standards, which could increase the rate.

Condensed Financial Statements

Directors' responsibilities

The interim report complies with the Disclosure and Transparency Rules ('DTR') of the United Kingdom's Financial Services Authority in respect of the requirement to produce a half-yearly financial report. The interim report is the responsibility of, and has been approved by, the directors.

We confirm that to the best of our knowledge:

- the condensed set of financial statements has been prepared in accordance with IAS 34;
- the interim management report includes a fair review of the important events during the first six months and description of the principal risks and uncertainties for the remaining six months of the year, as required by DTR 4.2.7R; and
- the interim management report includes a fair review of disclosure of related party transactions and changes therein, as required by DTR 4.2.8R.

On behalf of the Board

Mark J White
General Counsel and Company Secretary
13 May 2009

The directors are required to prepare financial statements for the Group in accordance with International Financial Reporting Standards ('IFRS').

International Accounting Standard 34 defines the minimum content of an interim financial report, including disclosures, and identifies the accounting recognition and measurement principles that should be applied to an interim financial report.

Directors are also required to:

- properly select and apply accounting policies;
- present information, including accounting policies, in a manner that provides relevant, reliable, comparable and understandable information;
- provide additional disclosures when compliance with the specific requirements in IFRS is insufficient to enable users to understand the impact of particular transactions, other events and conditions on the entity's financial position and financial performance; and
- prepare the accounts on a going concern basis unless, having assessed the ability of the Group to continue as a going concern, management either intends to liquidate the entity or to cease trading, or have no realistic alternative but to do so.

The directors are responsible for keeping proper accounting records which disclose with reasonable accuracy at any time the financial position of the Company, for safeguarding the assets, for taking reasonable steps for the prevention and detection of fraud and other irregularities and which comply with the requirements of the Companies Acts 1985 and 2006. The directors, having prepared the financial statements, have permitted the auditors to take whatever steps and undertake whatever inspections they consider to be appropriate for the purpose of enabling them to give their review opinion.

The directors are also responsible for the maintenance and integrity of the Compass Group PLC website.

Legislation in the United Kingdom governing the preparation and dissemination of financial statements may differ from legislation in other jurisdictions.

Independent review' report to the members of Compass Group PLC

Introduction

We have been engaged by Compass Group PLC ('the Company') to review the condensed set of financial statements in the interim report for the six months ended 31 March 2009 which comprises the consolidated income statement, the consolidated statement of recognised income and expense, the consolidated balance sheet, the consolidated cash flow statement and related notes 1 to 21. We have read the other information contained in the interim report and considered whether it contains any apparent misstatements or material inconsistencies with the information in the condensed set of financial statements.

This report is made solely to the Company in accordance with International Standard on Review Engagements (UK and Ireland) 2410 issued by the Auditing Practices Board. Our work has been undertaken so that we might state to the company those matters we are required to state to them in an independent review report and for no other purpose. To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the Company, for our review work, for this report, or for the conclusions we have formed.

Directors responsibilities

The interim report is the responsibility of, and has been approved by, the directors. The directors are responsible for preparing the interim financial report in accordance with the Disclosure and Transparency Rules of the United Kingdom's Financial Services Authority.

As disclosed in note 1, the annual financial statements of the Group are prepared in accordance with IFRSs as adopted by the European Union. The condensed set of financial statements included in this interim report has been prepared in accordance with International Accounting Standard 34, 'Interim Financial Reporting,' as adopted by the European Union.

Our responsibility

Our responsibility is to express to the Company a conclusion on the condensed set of financial statements in the interim report based on our review.

Scope of review

We conducted our review in accordance with International Standard on Review Engagements (UK and Ireland) 2410, 'Review of Interim Financial Information Performed by the Independent Auditor of the Entity' issued by the Auditing Practices Board for use in the United Kingdom. A review of interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with International Standards on Auditing |(UK and Ireland) and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Review conclusion

Based on our review, nothing has come to our attention that causes us to believe that the condensed set of financial statements in the interim report for the six months ended 31 March 2009 is not prepared, in all material respects, in accordance with International Accounting Standard 34 as adopted by the European Union and the Disclosure and Transparency Rules of the United Kingdom's Financial Services Authority.

Deloitte LLP

Deloitte LLP
Chartered Accountants and Statutory Auditors
London, United Kingdom
13 May 2009

Consolidated income statement
for the six months ended 31 March 2009

	Notes	Six months to 31 March 2009 Unaudited £m	Six months to 31 March 2008 Unaudited £m	Year ended 30 September 2008 Audited £m
Continuing operations				
Revenue	3	**6,927**	5,589	11,440
Operating costs		**(6,478)**	(5,269)	(10,785)
Operating profit	3	**449**	320	655
Share of profit of associates	3	**4**	2	4
Total operating profit	3	**453**	322	659
Finance income	4	**15**	16	27
Finance costs	4	**(65)**	(49)	(100)
Hedge accounting ineffectiveness	4	**(11)**	(8)	(4)
Change in the fair value of investments and minority interest put options	4	**(5)**	-	(16)
Profit before tax		**387**	281	566
Income tax expense	5	**(112)**	(81)	(169)
Profit for the period from continuing operations	3	**275**	200	397
Discontinued operations				
Profit for the period from discontinued operations	6,7	**12**	16	53
Continuing and discontinued operations				
Profit for the period		**287**	216	450
Attributable to				
Equity shareholders of the Company		**284**	213	443
Minority interest		**3**	3	7
Profit for the period		**287**	216	450
Basic earnings per share (pence)				
From continuing operations	8	**14.7p**	10.4p	20.9p
From discontinued operations	8	**0.7p**	0.9p	2.8p
From continuing and discontinued operations	8	**15.4p**	11.3p	23.7p
Diluted earnings per share (pence)				
From continuing operations	8	**14.7p**	10.4p	20.8p
From discontinued operations	8	**0.6p**	0.8p	2.8p
From continuing and discontinued operations	8	**15.3p**	11.2p	23.6p

(1) Impairment of goodwill, impairment of inventories, impairment of financial assets and net foreign exchange gains/(losses) recorded in the income statement, total £1million loss (2008: £nil).

Analysis of operating profit
for the six months ended 31 March 2009

	Six months to 31 March 2009 Unaudited £m	Six months to 31 March 2008 Unaudited £m	Year ended 30 September 2008 Audited £m
Continuing operations			
Operating profit before associates and amortisation of intangibles arising on acquisition	**451**	320	658
Share of profit of associates	**4**	2	4
Operating profit before amortisation of intangibles arising on acquisition	**455**	322	662
Amortisation of intangibles arising on acquisition	**(2)**	-	(3)
Total operating profit	**453**	322	659

Consolidated statement of recognised income and expense
for the six months ended 31 March 2009

	Notes	Six months to 31 March: Retained earnings £m	Revaluation reserve £m	Translation reserve £m	Minority interest £m	Total 2009 Unaudited £m	Total 2008 Unaudited £m	Year ended 30 September 2008 Audited £m
Net income/(expense) recognised in equity								
Currency translation differences		-	-	**154**	**5**	**159**	7	67
Actuarial gains/(losses) on post-retirement employee benefits	11	**(100)**	-	-	-	**(100)**	(18)	15
Tax on items taken directly to equity		**30**	-	-	-	**30**	9	5
Other		-	**(1)**	-	-	**(1)**	-	(1)
Net income/(expense) recognised directly in equity		**(70)**	**(1)**	**154**	**5**	**83**	(2)	86
Profit for the period								
Profit for the period		**284**	-	-	**3**	**287**	216	450
Total recognised income and expense for the period	12	**214**	**(1)**	**154**	**8**	**375**	214	536
Attributable to								
Equity shareholders of the Company		**214**	**(1)**	**154**	-	**367**	210	526
Minority interest		-	-	-	**8**	**8**	4	10
Total recognised income and expense for the period	12	**214**	**(1)**	**1[illegible]**	**8**	**375**	214	536

Consolidated balance sheet
as at 31 March 2009

	Notes	As at 31 March 2009 Unaudited £m	As at 31 March 2008 Unaudited £m	As at 30 September 2008 Audited £m
Non-current assets				
Goodwill		**3,645**	3,147	3,290
Other intangible assets (1)		**494**	367	393
Property, plant and equipment (1)		**548**	458	463
Interests in associates		**32**	25	28
Other investments		**39**	13	17
Trade and other receivables (1)		**61**	59	66
Deferred tax assets*		**321**	244	256
Derivative financial instruments**		**72**	19	19
Non-current assets		**5,212**	4,332	4,532
Current assets				
Inventories		**245**	197	213
Trade and other receivables		**1,764**	1,530	1,577
Tax recoverable*		**15**	14	19
Cash and cash equivalents**		**730**	400	579
Derivative financial instruments**		**15**	1	1
Current assets		**2,769**	2,142	2,389
Total assets		**7,981**	6,474	6,921
Current liabilities				
Short-term borrowings**		**(676)**	(111)	(382)
Derivative financial instruments**		**(13)**	(8)	(4)
Provisions	10	**(120)**	(92)	(113)
Current tax liabilities*		**(263)**	(169)	(234)
Trade and other payables		**(2,457)**	(1,983)	(2,235)
Current liabilities		**(3,529)**	(2,363)	(2,968)
Non-current liabilities				
Long-term borrowings**		**(1,386)**	(1,509)	(1,212)
Derivative financial instruments**		**-**	(2)	(6)
Post-employment benefit obligations	11	**(257)**	(177)	(131)
Provisions	10	**(348)**	(372)	(341)
Deferred tax liabilities*		**(9)**	(23)	(24)
Trade and other payables		**(26)**	(32)	(33)
Non-current liabilities		**(2,026)**	(2,115)	(1,747)
Total liabilities		**(5,555)**	(4,478)	(4,715)
Net assets		**2,426**	1,996	2,206
Equity				
Share capital	12	**185**	185	184
Share premium account	12	**196**	144	178
Capital redemption reserve	12	**44**	42	44
Less: Own shares	12	**(2)**	(4)	(4)
Other reserves	12	**4,547**	4,342	4,401
Retained earnings	12	**(2,563)**	(2,729)	(2,616)
Total equity shareholders' funds		**2,407**	1,980	2,187
Minority interests	12	**19**	16	19
Total equity		**2,426**	1,996	2,206

* Component of current and deferred taxes ** Component of net debt

(1) Certain contract-related assets previously included within property, plant and equipment and other receivables have been reclassified as intangible assets. The 31 March 2008 balance sheet has been restated accordingly. The 30 September 2008 balance sheet was originally published on this basis. There is no impact on the income statement.

Consolidated cash flow statement
for the six months ended 31 March 2009

	Notes	Six months to 31 March 2009 Unaudited £m	Six months to 31 March 2008 Unaudited £m	Year ended 30 September 2008 Audited £m
Cash flow from operating activities				
Cash generated from operations [1]	14	**497**	349	915
Interest paid		**(58)**	(47)	(104)
Interest element of finance lease rentals		**(1)**	(1)	(2)
Tax received		**3**	6	16
Tax paid		**(90)**	(76)	(165)
Net cash from/(used in) operating activities of continuing operations		**351**	231	660
Net cash from/(used in) operating activities of discontinued operations		**(2)**	2	2
Net cash from/(used in) operating activities		**349**	233	662
Cash flow from investing activities				
Purchase of subsidiary companies and investments in associated undertakings [2]	13	**(94)**	(146)	(181)
Proceeds/(payments) from the sale/closure of discontinued activities [2]	6	**(31)**	(10)	(17)
Proceeds/(payments) from the sale/closure of other activities [2]		**(2)**	-	12
Tax on profits from sale of subsidiary companies and associated undertakings		**-**	(5)	45
Purchase of intangible assets and investments [1]		**(53)**	(31)	(73)
Purchase of property, plant and equipment [1]		**(79)**	(50)	(119)
Proceeds from sale of property, plant and equipment / intangibles		**7**	14	26
Purchase of other investments		**(3)**	-	-
Proceeds from sale of other investments		**-**	-	1
Dividends received from associated undertakings		**3**	3	5
Interest received		**15**	16	25
Net cash from/(used in) investing activities by continuing operations		**(237)**	(209)	(276)
Net cash from/(used in) investing activities by discontinued operations		**-**	-	-
Net cash from/(used in) investing activities		**(237)**	(209)	(276)
Cash flow from financing activities				
Proceeds from issue of ordinary share capital	12	**9**	22	58
Purchase of own shares [3]		**(11)**	(290)	(355)
Net increase/(decrease) in borrowings - excluding new leases / repayments	15	**174**	(61)	(141)
Repayment of obligations under finance leases	15	**(7)**	(6)	(11)
Equity dividends paid	9,12	**(148)**	(135)	(209)
Dividends paid to minority interests	12	**(1)**	(3)	(4)
Net cash from/(used in) financing activities by continuing operations		**16**	(473)	(662)
Net cash from/(used in) financing activities by discontinued operations		**-**	-	-
Net cash from/(used in) financing activities		**16**	(473)	(662)
Cash and cash equivalents				
Net increase/(decrease) in cash and cash equivalents	15	**128**	(449)	(276)
Cash and cash equivalents at beginning of the period		**579**	839	839
Currency translation gains/(losses) on cash and cash equivalents		**23**	10	16
Cash and cash equivalents at end of the period		**730**	400	579

(1) Certain contract-related assets previously included in property, plant and equipment, and other receivables have been reclassified as intangible assets. The cash flow for the six months to 31 March 2008 has been restated accordingly. The cash flow for the year ended 30 September 2008 was originally published on this basis. There is no impact on the income statement.
(2) Net of cash acquired or disposed and payments received or made under warranties and indemnities.
(3) Share buy-back and increase/(decrease) in own shares held to satisfy employee share-based payments.

Reconciliation of free cash flow from continuing operations
for the six months ended 31 March 2009

	Six months to 31 March 2009 Unaudited £m	Six months to 31 March 2008 Unaudited £m	Year ended 30 September 2008 Audited £m
Net cash from operating activities of continuing operations	**351**	231	660
Purchase of intangible assets and investments	**(53)**	(31)	(73)
Purchase of property, plant and equipment	**(79)**	(50)	(119)
Proceeds from sale of property, plant and equipment / intangibles	**7**	14	26
Purchase of other investments	**(3)**	-	-
Proceeds from sale of other investments	**-**	-	1
Dividends received from associated undertakings	**3**	3	5
Interest received	**15**	16	25
Dividends paid to minority interests	**(1)**	(3)	(4)
Other	**-**	-	(1)
Free cash flow from continuing operations	**240**	180	520

Notes to the condensed financial statements
for the six months ended 31 March 2009

1 Basis of preparation

The unaudited interim condensed financial statements for the six months ended 31 March 2009 have been prepared in accordance with International Accounting Standard 34 'Interim Financial Reporting' ('IAS 34'), and have been prepared on the basis of International Financial Reporting Standards ('IFRSs') and International Financial Reporting Interpretations Committee ('IFRIC') interpretations as adopted by the European Union that are effective for the year ended 30 September 2009.

The unaudited interim condensed financial statements for the six months ended 31 March 2009, which were approved by the Board on 13 May 2009, and the comparative information in relation to the year ended 30 September 2008, do not comprise statutory accounts for the purpose of Section 240 of the Companies Act 1985 or Section 434 of the Companies Act 2006, and should be read in conjunction with the Annual Report for the year ended 30 September 2008. Those accounts have been reported upon by the Group's auditors and delivered to the Registrar of Companies. The report of the auditors was unqualified, did not include a reference to any matters to which the auditors drew attention by way of emphasis without qualifying their report and did not contain statements under Section 237 (2) or (3) of the Companies Act 1985 or Section 498 (2) or (3) of the Companies Act 2006.

An online version of the Annual Report is available at www.compass-group.com/annualreport08 and a PDF version can be downloaded from the Investor Relations section of the Group website at www.compass-group.com. The Report is also available from the Company on request.

The accounting policies and method of computation adopted in the preparation of the unaudited interim condensed financial statements are consistent with the policies applied by the Group in its consolidated financial statements for the year ended 30 September 2008 except as described below.

Changes in accounting policy

In the current financial year, the Group has adopted IFRS 8 'Operating Segments' and IFRIC 13 'Customer Loyalty Programmes'.

IFRS 8 requires operating segments to be identified on the basis of internal reports about components of the Group that are regularly reviewed by the chief operating decision maker to allocate resources to the segments and to assess their performance and is effective in the EU for accounting periods beginning on or after 1 January 2009. The Group has elected to adopt this standard early. In contrast, the predecessor Standard (IAS 14 'Segment Reporting') required the Group to identify two sets of segments (business and geographical), using a risks and rewards approach, with the Group's system of internal financial reporting to key management personnel serving only as the starting point for the identification of such segments.

The Group has determined in accordance with IFRS 8 that its reported operating segments will be based on geographies (which were the basis of its primary operating segments under IAS 14), and the segmental information set out in note 3 is presented on this basis. IFRS 8 also requires the disclosure of information about products and services. The Group has determined that it is appropriate to provide such information by sector (enhancing the previous disclosure made under IAS 14). Comparative data has been restated accordingly.

IFRIC 13 requires companies to allocate revenue between the goods purchased and the fair value of the customer loyalty award, and is effective in the EU for accounting periods beginning on or after 31 December 2008. The Group has elected to adopt this interpretation early. The Group does not operate any significant customer loyalty programmes and there has been no impact on the reported results as a consequence of adopting IFRIC 13.

2 Seasonality of operations

Overall, seasonality is not a significant factor across the Group. However, within individual sectors and geographies we do see some seasonal effects.
Revenues in the Education sector are lower outside term time and activity in the Business & Industry sector in Continental Europe slows down throughout the summer.

3 Segmental reporting

Revenues	North America £m	Continental Europe £m	UK & Ireland £m	Rest of the World £m	Intra Group £m	Total £m
	Operating segments: Geographies					
Six months to 31 March 2009						
External revenue	**3,082**	**1,769**	**939**	**1,138**	**-**	**6,928**
Less: Discontinued operations	**-**	**-**	**-**	**(1)**	**-**	**(1)**
External revenue - continuing	**3,082**	**1,769**	**939**	**1,137**	**-**	**6,927**
Six months to 31 March 2008						
External revenue	2,267	1,488	965	872	-	5,592
Less: Discontinued operations	-	-	-	(3)	-	(3)
External revenue - continuing	2,267	1,488	965	869	-	5,589
Year ended 30 September 2008						
External revenue	4,553	3,021	1,926	1,947	-	11,447
Less: Discontinued operations	-	-	-	(7)	-	(7)
External revenue - continuing	4,553	3,021	1,926	1,940	-	11,440

(1) There is no inter-segmental trading

Revenues	Business & Industry £m	Education £m	Healthcare & Seniors £m	Sports & Leisure £m	Defence, Offshore & Remote £m	Total £m
	Products and services: Sectors					
Six months to 31 March 2009						
External revenue	**3,133**	**1,204**	**1,296**	**648**	**647**	**6,928**
Less: Discontinued operations	**-**	**-**	**-**	**-**	**(1)**	**(1)**
External revenue - continuing	**3,133**	**1,204**	**1,296**	**648**	**646**	**6,927**
Six months to 31 March 2008						
External revenue	2,613	928	967	529	555	5,592
Less: Discontinued operations	-	-	-	-	(3)	(3)
External revenue - continuing	2,613	928	967	529	552	5,589
Year ended 30 September 2008						
External revenue	5,432	1,632	1,997	1,194	1,192	11,447
Less: Discontinued operations	-	-	-	-	(7)	(7)
External revenue - continuing	5,432	1,632	1,997	1,194	1,185	11,440

(1) There is no inter-segmental trading

Result	North America £m	Continental Europe £m	UK & Ireland £m	Rest of the World £m	Central activities £m	Total £m
	Operating segments: Geographies					
Six months to 31 March 2009						
Total operating profit before associates and amortisation of intangibles arising on acquisition	234	131	54	60	(28)	451
Less: Discontinued operations	-	-	-	-	-	-
Operating profit before associates and amortisation of intangibles arising on acquisition - continuing	234	131	54	60	(28)	451
Less: Amortisation of intangibles arising on acquisition	-	-	-	(2)	-	(2)
Operating profit before associates - continuing	234	131	54	58	(28)	449
Add: Share of profit of associates	2	-	2	-	-	4
Operating profit - continuing	236	131	56	58	(28)	453
Finance income						15
Finance costs						(65)
Hedge accounting ineffectiveness						(11)
Change in the fair value of investments and minority interest put options						(5)
Profit before tax						387
Income tax expense						(112)
Profit for the period from continuing operations						275
Six months to 31 March 2008						
Total operating profit before associates and amortisation of intangibles arising on acquisition	153	106	52	38	(29)	320
Less: Discontinued operations	-	-	-	-	-	-
Operating profit before associates and amortisation of intangibles arising on acquisition - continuing	153	106	52	38	(29)	320
Less: Amortisation of intangibles arising on acquisition	-	-	-	-	-	-
Operating profit before associates - continuing	153	106	52	38	(29)	320
Add: Share of profit of associates	1	-	1	-	-	2
Operating profit - continuing	154	106	53	38	(29)	322
Finance income						16
Finance costs						(49)
Hedge accounting ineffectiveness						(8)
Change in the fair value of investments and minority interest put options						-
Profit before tax						281
Income tax expense						(81)
Profit for the period from continuing operations						200
Year ended 30 September 2008						
Total operating profit before associates and amortisation of intangibles arising on acquisition	311	197	108	103	(62)	657
Less: Discontinued operations	-	-	-	1	-	1
Operating profit before associates and amortisation of intangibles arising on acquisition - continuing	311	197	108	104	(62)	658
Less: Amortisation of intangibles arising on acquisition	-	-	-	(3)	-	(3)
Operating profit before associates - continuing	311	197	108	101	(62)	655
Add: Share of profit of associates	2	-	2	-	-	4
Operating profit - continuing	313	197	110	101	(62)	659
Finance income						27
Finance costs						(100)
Hedge accounting ineffectiveness						(4)
Change in the fair value of investments and minority interest put options						(16)
Profit before tax						566
Income tax expense						(169)
Profit for the year from continuing operations						397

Balance sheet	Operating segments: Geographies North America £m	Continental Europe £m	UK & Ireland £m	Rest of the World £m	Central activities £m	Unallocated Current and deferred tax £m	Net debt £m	Total £m
As at 31 March 2009								
Total assets	**2,585**	**1,175**	**2,130**	**935**	**3**	**336**	**817**	**7,981**
Total liabilities	**(1,011)**	**(975)**	**(357)**	**(514)**	**(352)**	**(272)**	**(2,074)**	**(5,555)**
Net assets/(liabilities)	**1,574**	**200**	**1,773**	**421**	**(349)**	**64**	**(1,257)**	**2,426**
Total assets include:								
Interests in associates -	**5**	**-**	**27**	**-**	**-**	**-**	**-**	**32**
As at 31 March 2008								
Total assets	1,824	997	2,135	829	11	258	420	6,474
Total liabilities	(688)	(815)	(317)	(424)	(412)	(192)	(1,630)	(4,478)
Net assets/(liabilities)	1,136	182	1,818	405	(401)	66	(1,210)	1,996
Total assets include:								
Interests in associates	2	-	23	-	-	-	-	25
As at 30 September 2008								
Total assets	2,100	960	2,124	855	8	275	599	6,921
Total liabilities	(855)	(837)	(308)	(489)	(364)	(258)	(1,604)	(4,715)
Net assets/(liabilities)	1,245	123	1,816	366	(356)	17	(1,005)	2,206
Total assets include:								
Interests in associates	1	-	27	-	-	-	-	28

4 Financing and other gains/losses

Finance income and costs are recognised in the income statement in the period in which they are earned or incurred.

Finance income and costs	Six months to 31 March 2009 £m	Six months to 31 March 2008 £m	Year ended 30 September 2008 £m
Finance income			
Bank interest	**11**	15	25
Other interest	**4**	-	-
Expected return on pension scheme assets net of amount charged to scheme liabilities (note 11)	**-**	1	2
Total finance income	**15**	16	27
Finance costs			
Bank loans and overdrafts	**8**	7	14
Other loans	**49**	41	84
Finance lease interest	**1**	1	2
Interest on bank loans, overdrafts, other loans and finance leases	**58**	49	100
Unwinding of discount on put options held by minority shareholders	**1**	-	-
Amount charged to pension scheme liabilities net of expected return on scheme assets (note 11)	**6**	-	-
Total finance costs	**65**	49	100
Finance costs by defined IAS 39[1] category			
Fair value through profit and loss (unhedged derivatives)	**4**	-	4
Derivatives in a fair value hedge relationship	**(4)**	5	7
Derivatives in a net investment hedge relationship	**(2)**	(3)	(10)
Other financial liabilities	**60**	47	99
Interest on bank loans, overdrafts, other loans and finance leases	**58**	49	100
Fair value through profit or loss (put options held by minority interests)	**1**	-	-
Outside of the scope of IAS 39 (pension scheme charge)	**6**	-	-
Total finance costs	**65**	49	100

(1) IAS 39 'Financial instruments: Recognition and Measurement'.

The Group uses derivative financial instruments such as foreign currency contracts and interest rate swaps to hedge the risks associated with changes in foreign exchange rates and interest rates. As explained in section Q of the Group's accounting policies, such derivative financial instruments are initially measured at fair value on the contract date, and are remeasured to fair value at subsequent reporting dates. For derivative financial instruments that do not qualify for hedge accounting, any gains or losses arising from changes in fair value are taken directly to the income statement in the period.

The Group has a small number of outstanding put options which enable minority shareholders to require the Group to purchase the minority interest shareholding at an agreed multiple of earnings. These options are treated as derivatives over equity instruments and are recorded in the balance sheet at fair value which is re-evaluated at each period end. Fair value is based on the present value of expected cash outflows. The movement in fair value is recognised as income or expense within the income statement.

Other (gains)/losses	Six months to 31 March 2009 £m	Six months to 31 March 2008 £m	Year ended 30 September 2008 £m
Hedge accounting ineffectiveness			
Unrealised net (gains)/losses on unhedged derivative financial instruments [1]	**9**	8	4
Unrealised net (gains)/losses on derivative financial instruments in a designated fair value hedge[2]	**(69)**	(23)	(11)
Unrealised net (gains)/losses on the hedged item in a designated fair value hedge	**71**	23	11
Total hedge accounting ineffectiveness (gains)/losses	**11**	8	4
Change in the fair value of investments and minority interest put options			
Change in the fair value of investments [1],[3]	**2**	-	-
Change in fair value of minority interest put options (credit)/charge [1]	**3**	-	16
Total	**5**	-	16

(1) Categorised as 'fair value through profit or loss' (IAS 39).
(2) Categorised as derivatives that are designated and effective as hedging instruments carried at fair value (IAS 39).
(3) Life insurance policies used by overseas companies to meet the cost of unfunded post-employment benefit obligations included in note 11.

5 Tax

The income tax expense on continuing operations for the period is based on an estimated full year effective tax rate of 29% (last full year 29%).[1]

Recognised in the income statement:	Six months to 31 March		Year ended 30 September
Income tax expense on continuing operations	**2009** **£m**	2008 £m	2008 £m
Current year	**112**	79	176
Adjustment in respect of prior years	**8**	(8)	(3)
Current tax expense/(credit)	**120**	71	173
Current year deferred tax	**7**	10	(8)
Impact of changes in statutory tax rates	**-**	-	(1)
Adjustment in respect of prior years	**(15)**	-	5
Deferred tax expense/(credit)	**(8)**	10	(4)
Income tax expense/(credit) on continuing operations	**112**	81	169

(1) On an underlying basis.

The Group does not recognise deferred tax assets in respect of tax losses and other temporary differences where the recovery is uncertain. No deferred tax liability is recognised on temporary differences relating to the unremitted earnings of overseas operations as the Group is able to control the timing of the reversal of these temporary differences and it is probable that they will not reverse in the foreseeable future.

There has been no material change to the level of unrecognised deferred tax assets since 30 September 2008 (£56 million).

6 Discontinued operations

Period ended 31 March 2009:

The profit for the period from discontinued operations comprises the release of surplus provisions relating to prior period disposals and discontinued operations.

Period ended 31 March 2008:

The profit for the period from discontinued operations comprises the release of surplus provisions and accruals relating to prior period disposals and discontinued operations.

Year ended 30 September 2008:

The profit for the year from discontinued operations of £53 million is comprised of the profit arising on the sale of two properties formerly occupied by Selecta, the European vending business, which was disposed of in July 2007, of £nil; an adjustment to deferred tax liabilities forming part of the net assets of businesses disposed of in prior years of £9 million; the release of surplus provisions of £38 million and accruals relating to prior year disposals of £11 million; and a loss after tax from trading activities of £1 million.

Financial performance of discontinued operations	Six months to 31 March 2009 £m	Six months to 31 March 2008 £m	Year ended 30 September 2008 £m
Trading activities of discontinued operations [1]			
External revenue	**1**	3	7
Operating costs	**(1)**	(3)	(8)
Trading activities of discontinued operations before exceptional costs	**-**	-	(1)
Exceptional operating costs	**-**	-	-
Profit before tax	**-**	-	(1)
Income tax (expense)/credit	**-**	-	-
Profit after tax	**-**	-	(1)
Exceptional items: Disposal of net assets and other adjustments relating to discontinued operations			
Profit on disposal of net assets of discontinued operations	**-**	-	9
Increase in provisions related to discontinued operations	**-**	-	-
Release of surplus provisions and accruals related to discontinued operations [2], [3], [4]	**12**	16	49
Cumulative translation exchange loss recycled on disposals [5]	**-**	-	-
Profit on sale/closure of discontinued operations before tax	**12**	16	58
Income tax (expense)/credit	**-**	-	(4)
Total profit after tax	**12**	16	54
Profit/(loss) for the period from discontinued operations			
Profit/(loss) for the period from discontinued operations	**12**	16	53

(1) The trading activity relates to the final run-off of activity in businesses earmarked for closure.
(2) Released surplus provisions of £12 million in the period ended 31 March 2009.
(3) Released surplus provisions of £7 million and surplus accruals of £9 million, total £16 million, in the period ended 31 March 2008.
(4) Released surplus provisions of £38 million and surplus accruals of £11 million, total £49 million, in the year ended 30 September 2008.
(5) The Group manages foreign currency exposures in accordance with the policies set out in note 20 of the Company's Annual Report for the year ended 30 September 2008, matching its principal projected cash flows by currency to actual or effective borrowings in the same currency. As a result the cumulative exchange translation loss recycled on disposals is £nil (2008: £nil).

The profit/(loss) on disposal can be reconciled to the cash inflow/(outflow) from disposals as follows:

Net assets/(liabilities) disposed and disposal proceeds	Six months to 31 March 2009 £m	Six months to 31 March 2008 £m	Year ended 30 September 2008 £m
Net assets/(liabilities) disposed	-	-	(7)
Increase/(decrease) in retained liabilities [1], [2], [3]	**(43)**	(33)	(68)
Cumulative exchange translation loss recycled on disposals [4]	**-**	-	-
Profit on sale/closure of discontinued operations before tax	**12**	16	58
Consideration, net of costs	**(31)**	(17)	(17)
Consideration deferred to future periods	**-**	-	-
Cash disposed of	**-**	-	-
Cash inflow/(outflow) from current activity	**(31)**	(17)	(17)
Deferred consideration and other payments relating to previous disposals	**-**	7	-
Cash inflow/(outflow) from disposals	**(31)**	(10)	(17)

(1) Including the release of surplus provisions of £12 million and the utilisation of accruals / provisions in respect of warranty claims, legal claims and other indemnities of £31 million in the period ended 31 March 2009. Total £43 million.
(2) Including the release of surplus provisions of £7 million and surplus accruals of £9 million, and utilised accruals / provisions in respect of purchase price adjustments, warranty claims and other indemnities of £17 million in the period ended 31 March 2008. Total £33 million.
(3) Including the release of surplus provisions of £38 million and surplus accruals of £11 million; the utilisation of provisions in respect of purchase price adjustments; warranty claims and other indemnities of £25 million and the collection of other amounts totalling £6 million in the year ended 30 September 2008. Total £68 million.
(4) The Group manages foreign currency exposures in accordance with the policies set out in note 20 of the Company's Annual Report for the year ended 30 September 2008, matching its principal projected cash flows by currency to actual or effective borrowings in the same currency. As a result the cumulative exchange translation loss recycled on disposals is £nil (2008: £nil).

There were no assets or liabilities included in disposal groups held for sale (on a debt free/cash free basis) at the balance sheet date.

7 Exceptional items

Exceptional items are disclosed and described separately in the interim financial statements where it is necessary to do so to clearly explain the financial performance of the Group. Items reported as exceptional are material items of income or expense that have been shown separately due to the significance of their nature or amount.

All of the exceptional items occurring in the period relate to discontinued operations and are described in more detail in note 6.

	Six months to 31 March		Year ended 30 September
	2009	2008	2008
Exceptional items	**£m**	£m	£m
Continuing operations			
Continuing operations	**-**	-	-
Discontinued operations			
Profit on disposal of net assets and other adjustments relating to discontinued operations net of tax (note 6)	**12**	16	54
Discontinued operations	**12**	16	54
Continuing and discontinued operations			
Total	**12**	16	54

8 Earnings per share

The calculation of earnings per share is based on earnings after tax and the weighted average number of shares in issue during the period. The adjusted earnings per share figures have been calculated based on earnings excluding the effect of discontinued operations, the amortisation of intangible assets arising on acquisition, hedge accounting ineffectiveness, and the change in the fair value of investments and minority interest put options and the tax attributable to these amounts. These items are excluded in order to show the underlying trading performance of the Group.

	Six months to 31 March		Year ended 30 September
	2009	2008	2008
Attributable profit	**£m**	£m	£m
Profit for the period attributable to equity shareholders of the Company	**284**	213	443
Less: Profit for the period from discontinued operations	**(12)**	(16)	(53)
Attributable profit for the period from continuing operations	**272**	197	390
Add back: Amortisation of intangible assets arising on acquisition (net of tax)	**1**	-	2
Add back: Loss/(profit) from hedge accounting ineffectiveness (net of tax)	**8**	6	3
Add back: Change in the fair value of investments and minority interest put options (net of tax)	**4**	-	16
Underlying attributable profit for the period from continuing operations	**285**	203	411

	Six months to 31 March		Year ended 30 September
Average number of shares (millions of ordinary shares of 10p each)	**2009**	2008	2008
Average number of shares for basic earnings per share	**1,846**	1,886	1,868
Dilutive share options	**5**	9	13
Average number of shares for diluted earnings per share	**1,851**	1,895	1,881
Basic earnings per share (pence)			
From continuing and discontinued operations	**15.4**	11.3	23.7
From discontinued operations	**(0.7)**	(0.9)	(2.8)
From continuing operations	**14.7**	10.4	20.9
Amortisation of intangible assets arising on acquisition (net of tax)	**0.1**	-	0.1
Hedge accounting ineffectiveness (net of tax)	**0.4**	0.4	0.2
Change in the fair value of investments and minority interest put options (net of tax)	**0.2**	-	0.8
From underlying continuing operations	**15.4**	10.8	22.0
Diluted earnings per share (pence)			
From continuing and discontinued operations	**15.3**	11.2	23.6
From discontinued operations	**(0.6)**	(0.8)	(2.8)
From continuing operations	**14.7**	10.4	20.8
Amortisation of intangible assets arising on acquisition (net of tax)'	**0.1**	-	0.1
Hedge accounting ineffectiveness (net of tax)	**0.4**	0.3	0.2
Change in the fair value of investments and minority interest put options (net of tax)	**0.2**	-	0.8
From underlying continuing operations	**15.4**	10.7	21.9

9 Dividends

The interim dividend of 4.4 pence per share (2008: 4.0 pence per share), £81 million in aggregate[(1)], is payable on 3 August 2009 to shareholders on the register at the close of business on 3 July 2009. The dividend was approved by the Board after the balance sheet date, and has therefore not been reflected as a liability in the interim financial statements.

	Six months to 31 March		Year ended 30 September
	2009	2008	2008
Dividends on ordinary shares of 10p each	**£m**	£m	£m
Final 2007 - 7.2p per share	**-**	135	135
Interim 2008 - 4.0p per share	**-**	-	74
Final 2008 - 8.0p per share	**148**	-	-
Total dividends	**148**	135	209

(1) Based on the number of shares in issue at 31 March 2009 (1,847 million shares).

10 Provisions

Provisions	Six months to 31 March Insurance £m	Discontinued and disposed businesses £m	Onerous contracts £m	Legal and other claims £m	Environmental £m	Total 2009 £m	Total 2008 £m	Year ended 30 September 2008 Total £m
Brought forward	**143**	**142**	**50**	**108**	**11**	**454**	437	437
Reclassified(1)	**-**	**(1)**	**1**	**1**	**-**	**1**	16	20
Expenditure in the year	**(2)**	**(21)**	**(3)**	**(6)**	**(1)**	**(33)**	(25)	(51)
Charged to income statement	**14**	**-**	**1**	**6**	**1**	**22**	28	59
Credited to income statement	**-**	**(12)**	**(1)**	**(2)**	**(1)**	**(16)**	(9)	(55)
Fair value adjustments arising on acquisitions	**-**	**-**	**-**	**-**	**-**	**-**	11	26
Business disposals - other activities	**-**	**-**	**-**	**-**	**-**	**-**	-	(2)
Unwinding of discount on provisions	**-**	**-**	**1**	**-**	**-**	**1**	-	-
Currency adjustment	**30**	**1**	**2**	**4**	**2**	**39**	6	20
Carried forward	**185**	**109**	**51**	**111**	**12**	**468**	464	454

Provisions	As at 31 March 2009 £m	2008 £m	As at 30 September 2008 £m
Current	**120**	92	113
Non-current	**348**	372	341
Total provisions	**468**	464	454

(1) Including items reclassified from accrued liabilities and other balance sheet captions.

The provision for insurance relates to the costs of self-funded insurance schemes and is essentially long-term in nature.

Provisions in respect of discontinued and disposed businesses relate to estimated amounts payable in connection with onerous contracts and claims arising from disposals. The final amount payable remains uncertain as, at the date of approval of these financial statements, there remains a further period during which claims may be received. The timing of any settlement will depend upon the nature and extent of claims received. Surplus provisions of £12 million were credited to the discontinued operations section of the income statement in the period (six months ended 31 March 2008: £7 million, year ended 30 September 2008: £38 million).

Provisions for onerous contracts represent the liabilities in respect of short-term and long-term leases on unoccupied properties and other contracts lasting under five years.

Provisions for legal and other claims relate principally to the estimated cost of litigation and sundry other claims. The timing of the settlement of these claims is uncertain.

Environmental provisions are in respect of potential liabilities relating to the Group's responsibility for maintaining its operating sites in accordance with statutory requirements and the Group's aim to have a low impact on the environment. These provisions are expected to be utilised as operating sites are disposed of or as environmental matters are resolved.

11 Post-employment benefit obligations

The Group operates a number of pension arrangements throughout the world which have been developed in accordance with statutory requirements and local customs and practices. The majority of schemes are self administered and the schemes' assets are held independently of the Group's finances. Pension costs are assessed in accordance with the advice of independent, professionally qualified actuaries. The Group makes employer contributions to the various schemes in existence within the range of 6% - 35% of pensionable salaries. The arrangements are described in more detail in note 23 of the Company's Annual Report for the year ended 30 September 2008.

Post-employment benefit obligations: Total (surplus)/deficit	Six months to 31 March					Year ended 30 September
	UK	USA	Other	Total 2009	Total 2008	2008 Total
	£m	£m	£m	£m	£m	£m
Brought forward	**(17)**	**69**	**81**	**133**	70	70
Business acquisitions	**-**	**-**	**-**	**-**	4	2
Current service cost	**4**	**4**	**6**	**14**	12	23
Past service cost/(credit)	**-**	**-**	**-**	**-**	-	(2)
Amount charged to plan liabilities	**38**	**8**	**4**	**50**	43	92
Expected return on plan assets	**(36)**	**(6)**	**(2)**	**(44)**	(44)	(94)
Actuarial (gains)/losses	**88**	**9**	**2**	**99**	31	77
Employer contributions	**(11)**	**(5)**	**(9)**	**(25)**	(27)	(56)
Other movements	**-**	**-**	**-**	**-**	-	3
Currency adjustment	**-**	**18**	**13**	**31**	9	18
Carried forward	**66**	**97**	**95**	**258**	98	133

The deficit can be reconciled to the post-employment benefit obligations reported in the consolidated balance sheet as follows:

Post-employment benefit obligations: Recognised in the balance sheet	As at 31 March		As at 30 September
	2009	2008	2008
	£m	£m	£m
Total deficit of defined benefit pension plans per the above table	**258**	98	133
Surplus not recognised [1], [2]	**1**	79	-
Past service cost not recognised [1], [3]	**(2)**	-	(2)
Post-employment benefit obligations per the balance sheet	**257**	177	131

(1) The amount disclosed in 2009 relates to overseas schemes.
(2) The amount disclosed in 2008 relates to UK schemes.
(3) To be recognised over the remaining service life in accordance with IAS 19.

The actuarial gain/loss reported in the consolidated statement of recognised income and expense can be reconciled as follows:

Actuarial adjustments	Six months to 31 March		Year ended 30 September
	2009	2008	2008
	£m	£m	£m
Actuarial (gains)/losses per the above table	**99**	31	77
Increase/(decrease) in surplus not recognised	**1**	(13)	(92)
Actuarial (gains)/losses per the statement of recognised income and expense	**100**	18	(15)

12 Reconciliation of movements in equity

The Company commenced an on market share buy-back programme following the disposal of Select Service Partner in June 2006. This programme was extended following the disposal of Selecta in July 2007. A third phase of the programme commenced on 1 July 2008. During the period, a total of 3,975,000 ordinary shares of 10 pence each were repurchased for consideration of £13 million[1] and cancelled. No shares were repurchased between 31 March 2009 and the date of this report.

Reconciliation of movements in equity	Six months to 31 March									Year ended 30 September 2008 £m
	Share capital £m	Share premium account £m	Capital redemption reserve £m	Own shares £m	Other reserves £m	Retained earnings £m	Minority interests £m	Total 2009 £m	Total 2008 £m	
Brought forward	184	178	44	(4)	4,401	(2,616)	19	2,206	2,170	2,170
Total recognised income and expense	-	-	-	-	153	214	8	375	214	536
Issue of shares (for cash)	1	8	-	-	-	-	-	9	22	58
Fair value of share-based payments	-	-	-	-	4	-	-	4	6	14
Settled in new shares (issued by the Company)	-	10	-	-	(10)	-	-	-	-	-
Settled in cash or existing shares [2]	-	-	-	-	(1)	-	-	(1)	-	(5)
Share buy-back[1]	-	-	-	-	-	(13)	-	(13)	(282)	(348)
Buy-out of minority interest	-	-	-	-	-	-	(7)	(7)	(6)	(6)
Fair value adjustments arising on acquisitions [3]	-	-	-	-	-	-	-	-	13	9
Other changes	-	-	-	-	-	-	-	-	-	(6)
	185	196	44	(4)	4,547	(2,415)	20	2,573	2,137	2,422
Dividends paid to Compass shareholders (note 9)	-	-	-	-	-	(148)	-	(148)	(135)	(209)
Dividends paid to minority interest	-	-	-	-	-	-	(1)	(1)	(3)	(4)
(Increase)/decrease in own shares held for staff compensation schemes[4]	-	-	-	2	-	-	-	2	(3)	(3)
Carried forward	185	196	44	(2)	4,547	(2,563)	19	2,426	1,996	2,206

Other reserves	Six months to 31 March							Total other reserves Year ended 30 September 2008 £m
	Share-based payment reserve £m	Merger reserve £m	Revaluation reserve £m	Translation reserve £m	Equity adjustment for put options £m	Total other reserves 2009 £m	Total other reserves 2008 £m	
Brought forward	153	4,170	8	78	(8)	4,401	4,312	4,312
Total recognised income and expense	-	-	(1)	154	-	153	11	71
Fair value of share-based payments	4	-	-	-	-	4	10	14
Settled in new shares (issued by the Company)	(10)	-	-	-	-	(10)	-	-
Settled in cash or existing shares [2]	(1)	-	-	-	-	(1)	(4)	(5)
Fair value adjustments arising on acquisition	-	-	-	-	-	-	13	9
Carried forward	146	4,170	7	232	(8)	4,547	4,342	4,401

(1) Including stamp duty and brokers commission.
(2) It was originally anticipated these payments would be satisfied by the issue of new shares. However, they were settled in cash or existing shares purchased in the market.
(3) The fair value adjustments arose on the acquisition of the remaining 50% interest in GR SA and relate to 100% of the shareholding. The portion of the fair value adjustment pertaining to the Group's existing 50% shareholding in GR SA was credited to the revaluation reserve in accordance with IFRS 3.
(4) These shares are held in trust and are used to satisfy some of the Group's liabilities to employees for share options, share bonus and long-term incentive plans.

13 Business combinations

The Group acquired 100% of Kimco Corporation ('Kimco'), a provider of facilities management services to the US Business & Industry sector, on 31 December 2008 for a total consideration of £64 million (£63 million after adjusting for cash acquired). £52 million was paid at closing (£51m after adjusting for cash acquired), with the remaining £12 million being deferred.

In Germany, the Group strengthened its ability to provide support services with the acquisition of 100% of Plural Holding GmbH ('Plural') on 26 March 2009 for a total consideration of £28 million (£21 million after adjusting for cash acquired). £24 million was paid at closing (£17m after adjusting for cash acquired), with the remaining £4 million being deferred.

On 16 December 2008 the Group agreed to acquire a number of food and retail outlets within UK hospitals from the McColl group of companies for consideration of up to £19 million in order to provide additional services in our core Healthcare market. The leases are being transferred on a site-by-site basis. As at 31 March 2009 only two leases had been transferred for a total consideration of £2m.

The Group also made a number of small infill acquisitions in its US vending business for a total consideration of £7m.

On 9 October 2008 the Group bought out the remaining 40% minority interest in Stamfles Food Management Pte, its Singaporean subsidiary which provides food services; on 27 February 2009 it acquired the remaining 35% of Embaton SL, its Spanish subsidiary which provides event and banqueting services; and on 27 March 2009 it acquired the remaining 5% minority interest in Seiyo Food - Compass Group Inc, its Japanese subsidiary, bringing the holding in all three companies to 100%. The combined consideration for the three transactions was £12 million.

	Acquisition of Kimco		Other acquisitions		Buy-out of minority interests	Adjustments (1)	Total
	Book value £m	Fair value £m	Book value £m	Fair value £m	Fair value £m	Fair value £m	Fair value £m
Net assets acquired							
Contract-related and other intangibles arising on acquisition	-	6	-	5	-	-	11
Property, plant and equipment	3	3	3	10	-	1	14
Inventories	1	1	-	-	-	-	1
Trade and other receivables	11	11	10	10	-	-	21
Cash and cash equivalents	1	1	7	7	-	-	8
Other assets	1	1	-	-	-	-	1
Short-term borrowings	-	-	(2)	(3)	-	-	(3)
Trade and other payables	(9)	(9)	(7)	(7)	-	2	(14)
Long-term borrowings	-	-	(6)	(12)	-	-	(12)
Deferred tax liabilities	-	-	-	-	-	15	15
Other liabilities	-	-	-	-	-	(1)	(1)
Minority interest (note 12)	-	-	-	-	7	-	7
Fair value of net assets acquired	8	14	5	10	7	17	48
Goodwill arising on acquisition		50		27	5	(19)	63
Total consideration		64		37	12	(2)	111
Satisfied by							
Cash consideration and costs		52		32	12	-	96
Deferred consideration		12		5	-	(2)	15
		64		37	12	(2)	111
Cash flow							
Cash consideration		52		32	12	-	96
Cash acquired		(1)		(7)	-	-	(8)
Net cash outflow arising on acquisition		51		25	12	-	88
Deferred consideration and other payments relating to previous acquisitions							4
Prepayment relating to the acquisition of food and retail outlets in hospitals in the UK							2
Total cash outflow arising from the purchase of subsidiary companies and investments in associated undertakings							94

(1) Adjustments to provisional amounts in respect of prior year acquisitions in accordance with International Financial Reporting Standard 3 'Business Combinations' (IFRS 3').

Adjustments made to the fair value of assets acquired include the value of intangible assets, provisions and other adjustments recognised on acquisition in accordance with International Financial Reporting Standard 3 'Business Combinations' ('IFRS 3'). The adjustments made in respect of the acquisitions in the six months to 31 March 2009 are provisional and will be finalised within 12 months of the acquisition date.

The goodwill arising on the acquisition of the businesses represents the premium the Group paid to acquire companies which complement the existing business and create significant opportunities for cross selling and other synergies.

In the period from acquisition to 31 March 2009 the acquisitions contributed revenue of £20 million and operating profit of £1 million to the Group's results.

If the acquisitions had occurred on 1 October 2008, Group revenue for the period would have been £6,947 million and total Group operating profit (including associates) would have been £454 million.

14 Reconciliation of operating profit to cash generated by operations

Reconciliation of operating profit to cash generated by continuing operations	Six months to 31 March 2009 £m	Six months to 31 March 2008 £m	Year ended 30 September 2008 £m
Operating profit from continuing operations	**449**	320	655
Adjustments for:			
Amortisation of intangible assets [2]	**38**	27	81
Amortisation of intangible assets arising on acquisition	**2**	-	3
Depreciation of property, plant and equipment [2]	**68**	57	125
(Gain)/loss on disposal of property, plant and equipment / intangible assets	**2**	-	2
(Gain)/loss on business disposals - other activities	**-**	-	(6)
Increase/(decrease) in provisions	**8**	17	21
Increase/(decrease) in post-employment benefit obligations	**(10)**	(15)	(33)
Share-based payments - charged to profits	**4**	10	14
Share-based payments - settled in cash or existing shares [1]	**(1)**	(4)	(5)
Operating cash flows before movement in working capital	**560**	412	857
(Increase)/decrease in inventories	**4**	(7)	(13)
(Increase)/decrease in receivables [2]	**69**	(81)	(108)
Increase/(decrease) in payables	**(136)**	25	179
Cash generated by continuing operations [2]	**497**	349	915

(1) It was originally anticipated these payments would be satisfied by the issue of new shares. However, they were settled in cash or existing shares purchased in the market.

(2) Certain contract-related assets previously included within property, plant and equipment and other receivables have been reclassified as intangible assets. The cash flow for the six months to 31 March 2008 has been restated accordingly. There is no impact on the income statement. The cash flow for the year ended 30 September 2008 was originally published on this basis.

15 Reconciliation of net cash flow to movement in net debt

On 30 October 2008, the Group raised and received a total of £187 million [1] in the US private placement market through the issue of five, seven and eight year loan notes.

Loan notes	Nominal value	Redeemable	Interest
US$ private placement	$105m	Oct 2013	6.45%
US$ private placement	$162m	Oct 2015	6.72%
Sterling private placement	£35m	Oct 2016	7.55%

The following table is presented as additional information to show movement in net debt, defined as overdrafts, bank and other borrowings, finance leases and derivative financial instruments, net of cash and cash equivalents during the period.

	Six months to 31 March									
Net debt	Cash and cash equivalents £m	Bank overdrafts £m	Bank and other borrowings £m	Total overdrafts and borrowings £m	Finance leases £m	Derivative financial instruments £m	Total gross debt £m	Net debt 2009 £m	Net debt 2008 £m	Net debt Year ended 30 September 2008 £m
Brought forward	**579**	**(29)**	**(1,512)**	**(1,541)**	**(53)**	**10**	**(1,584)**	**(1,005)**	(764)	(764)
Net increase/(decrease) in cash and cash equivalents	**128**	**-**	**-**	**-**	**-**	**-**	**-**	**128**	(449)	(276)
Cash (inflow) from private placement	**-**	**-**	**(187)**	**(187)**	**-**	**-**	**(187)**	**(187)**	-	-
Cash (inflow)/outflow from changes in other gross debt	**-**	**(14)**	**27**	**13**	**-**	**-**	**13**	**13**	61	141
Cash (inflow)/outflow from repayment of obligations under finance leases	**-**	**-**	**-**	**-**	**7**	**-**	**7**	**7**	6	11
(Increase)/decrease in net debt as a result of new finance leases taken out	**-**	**-**	**-**	**-**	**(1)**	**-**	**(1)**	**(1)**	(3)	(8)
Currency translation gains/(losses)	**23**	**(13)**	**(196)**	**(209)**	**(10)**	**1**	**(218)**	**(195)**	(54)	(121)
Acquisitions and disposals (excluding cash and overdrafts)	**-**	**-**	**(8)**	**(8)**	**(7)**	**-**	**(15)**	**(15)**	-	-
Other non-cash movements	**-**	**(1)**	**(65)**	**(66)**	**-**	**63**	**(3)**	**(3)**	(7)	12
Carried forward	**730**	**(57)**	**(1,941)**	**(1,998)**	**(64)**	**74**	**(1,988)**	**(1,258)**	(1,210)	(1,005)

Other non-cash movements are comprised as follows:

Other non-cash movements in net debt	Six months to 31 March 2009 £m	Six months to 31 March 2008 £m	Year ended 30 September 2008 £m
Bank overdrafts	**(1)**	-	-
Amortisation of the fair value adjustment in respect of the £250 million sterling Eurobond redeemable in 2014	**2**	2	4
Swap monetisation credit	**4**	4	9
Unrealised net gains/(losses) on bank and other borrowings in a designated fair value hedge	**(71)**	(23)	(11)
Bank and other borrowings	**(65)**	(17)	2
Changes in the value of derivative financial instruments	**63**	10	10
Other non-cash movements	**(3)**	(7)	12

(1) Originally estimated to be £185 million in note 35 of the Group's 2008 Annual Report.

16 Contingent liabilities

Performance bonds, guarantees and indemnities [1]	As at 31 March 2009 £m	As at 31 March 2008 £m	As at 30 September 2008 £m
Performance bonds, guarantees and indemnities (including those of associated undertakings)	**350**	229	301

(1) Excludes bonds, guarantees and indemnities in respect of self-insurance liabilities, post-employment obligations and borrowings (including finance and operating leases) recorded on the balance sheet or disclosed in note 18.

Performance bonds, guarantees and indemnities
The Company and certain subsidiary undertakings have, in the normal course of business, given guarantees and entered into counter-indemnities in respect of such guarantees relating to the Group's own contracts and / or the Group's share of certain contractual obligations of joint ventures and associates. Where the Group enters into such arrangements, it does so in order to provide assurance to the beneficiary that it will fulfil its existing contractual obligations. The issue of such guarantees and indemnities does not therefore increase the Group's overall exposure and the disclosure of such performance bonds, guarantees and indemnities is given for information purposes only.

Eurest Support Services
On 21 October 2005, the Company announced that it had instructed Freshfields Bruckhaus Deringer to conduct an investigation into the relationships between Eurest Support Services ('ESS') (a member of the Group), IHC Services Inc. ('IHC') and the United Nations. Ernst & Young assisted Freshfields Bruckhaus Deringer in this investigation. On 1 February 2006, it was announced that the investigation had concluded.

The investigation established serious irregularities in connection with contracts awarded to ESS by the UN. The work undertaken by Freshfields Bruckhaus Deringer and Ernst & Young gave no reason to believe that these issues extended beyond a few individuals within ESS to other parts of ESS or the wider Compass Group of companies.

The Group settled all outstanding civil litigation against it in relation to this matter in October 2006, but litigation continues between competitors of ESS, IHC and other parties involved in UN procurement.

IHC's relationship with the UN and ESS was part of a wider investigation into UN procurement activity being conducted by the United States Attorney's Office for the Southern District of New York, and with which the Group co-operated fully. The current status of that investigation is uncertain and a matter for the US authorities. Those investigators could have had access to sources unavailable to the Group, Freshfields Bruckhaus Deringer or Ernst & Young, and further information may yet emerge which is inconsistent with, or additional to, the findings of the Freshfields Bruckhaus Deringer investigation, which could have an adverse impact on the Group. The Group has however not been contacted by, or received further requests for information from, the United States Attorney's Office for the Southern District of New York in connection with these matters since January 2006. The Group has cooperated fully with the UN throughout.

Eurest (Portugal) Sociedade Europeia Restaurantes LDA
In February 2007, the Group's Portuguese business, Eurest (Portugal) Sociedade Europeia Restaurantes LDA, was visited by the Portuguese Competition Authority ('PCA') as part of an investigation into possible past breaches of competition law by the Group and other caterers in the sector. The PCA investigation relates to a part of the Portuguese catering business which services mainly public sector contracts. The Group is cooperating fully with the PCA. The investigation has been ongoing for some while and it is likely that it will take sometime to complete. The outcome cannot be predicted at this point. Revenues of the Portuguese business for the year ended 30 September 2008 were £110 million (€145 million).

Other litigation
The Group is also involved in various other legal proceedings incidental to the nature of its business and maintains insurance cover to reduce financial risk associated with claims related to these proceedings. Where appropriate, provisions are made to cover any potential uninsured losses.

Outcome
Although it is not possible to predict the outcome of these proceedings, or any claim against the Group related thereto, in the opinion of the directors, any uninsured losses resulting from the ultimate resolution of these matters will not have a material effect on the financial position of the Group.

Minimum profits guarantee
The Group has provided a guarantee to one of its joint venture partners over the level of profits which will accrue to them in future periods. The maximum amount payable under this guarantee is £35 million, which would be payable in respect of the period from 1 July 2007 to 31 December 2010. Based on the latest management projections, no overall liability is expected to arise in relation to this guarantee; however, the phasing of profits over the period covered by this guarantee is expected to give rise to a number of annual payments / repayments between the parties.

17 Capital commitments

Capital commitments	As at 31 March 2009 £m	As at 31 March 2008 £m	As at 30 September 2008 £m
Contracted for but not provided for	**69**	23	28

18 Operating lease and concessions commitments

The Group leases offices and other premises under non-cancellable operating leases. The leases have varying terms, purchase options, escalation clauses and renewal rights. The Group has some leases that include revenue-related rental payments that are contingent on future levels of revenue.

There has been no material change to the level of future minimum rentals payable under non-cancellable operating leases and concession agreements since 30 September 2008.

19 Related party transactions

The following transactions were carried out with related parties of Compass Group PLC:

Subsidiaries
Transactions between the ultimate parent company and its subsidiaries, and between subsidiaries, have been eliminated on consolidation.

Joint ventures
There were no significant transactions between joint ventures or joint venture partners and the rest of the Group during the period save for a payment of £3 million (which is expected to be recovered in subsequent years) under the terms of the minimum profits guarantee referred to in note 16.

Associates
There were no significant transactions with associated undertakings during the period.

Key management personnel
During the period there were no material transactions or balances between the Group and its key management personnel or members of their close family, other than from remuneration.

20 Post balance sheet events

There have been no material post balance sheet events.

21 Exchange rates

Exchange rates	Six months to 31 March 2009	Six months to 31 March 2008	Year ended 30 September 2008
Average exchange rate for period			
Australian Dollar	**2.24**	2.24	2.19
Brazilian Real	**3.39**	3.56	3.40
Canadian Dollar	**1.84**	2.00	1.99
Euro	**1.16**	1.36	1.32
Japanese Yen	**147.71**	220.10	212.97
Norwegian Krone	**10.25**	10.84	10.53
South African Rand	**14.59**	14.53	14.66
Swedish Krona	**12.18**	12.77	12.40
Swiss Franc	**1.75**	2.23	2.14
UAE Dirham	**5.60**	7.41	7.25
US Dollar	**1.52**	2.02	1.97
Closing exchange rate as at end of period			
Australian Dollar	**2.06**	2.17	2.26
Brazilian Real	**3.26**	3.46	3.44
Canadian Dollar	**1.78**	2.03	1.90
Euro	**1.08**	1.26	1.27
Japanese Yen	**140.41**	198.35	189.23
Norwegian Krone	**9.51**	10.17	10.54
South African Rand	**13.71**	16.08	14.76
Swedish Krona	**11.68**	11.85	12.43
Swiss Franc	**1.64**	1.99	2.00
UAE Dirham	**5.26**	7.31	6.55
US Dollar	**1.43**	1.99	1.78

(1) Average rates are used to translate the income statement and cash flow. Closing rates are used to translate the balance sheet. Only the most significant currencies are shown.

Notes to Editors:

(a) Compass Group is the world's largest foodservice company with annual revenue of over £11 billion operating in 55 countries.

(b) MAP is a simple, but clearly defined Group operating framework. MAP focuses on five key value drivers, enabling the businesses to deliver disciplined, profitable growth with the focus more on organic growth and like for like growth.

The five key value drivers are:

MAP 1: Client sales and marketing
MAP 2: Consumer sales and marketing
MAP 3: Cost of food
MAP 4: Unit costs
MAP 5: Above unit overheads

(c) The timetable for payment of the interim dividend of 4.4 p per share is as follows:

Ex dividend date:	1 July 2009
Record date:	3 July 2009
Payment date:	3 August 2009

(d) The Interim Results Announcement was approved by the Directors on 13 May 2009.

The Interim Results Announcement does not comprise statutory accounts within the meaning of section 240 of the Companies Act 1985 or Section 434 of the Companies Act 2006.

(e) Forward looking statements

This Interim Results Announcement contains forward looking statements within the meaning of Section 27A of the Securities Act 1933, as amended, and Section 21E of the Securities Exchange Act 1934, as amended. These statements are subject to a number of risks and uncertainties and actual results and events could differ materially from those currently being anticipated as reflected in such forward looking statements. The terms 'expect', 'should be', 'will be', 'is likely to' and similar expressions identify forward looking statements. Factors which may cause future outcomes to differ from those foreseen in forward looking statements include, but are not limited to: general economic conditions and business conditions in Compass Group's markets; exchange rate fluctuations; customers' and clients' acceptance of its products and services; the actions of competitors; and legislative, fiscal and regulatory developments.

(f) A presentation for analysts and investors will take place at 9:30 a.m. (BST/London) on Wednesday 13 May 2009 at Merrill Lynch Financial Centre, 2 King Edward Street, London, EC1A 1HQ.

The live presentation can also be accessed via both a teleconference and webcast:

- To listen to the live presentation via teleconference, dial +44 (0) 20 8609 0581.
- To view the presentation slides and/or listen to a live webcast of the presentation, go to www.compass-group.com or www.cantos.com.
- Please note that remote listeners will not be able to ask questions during the Q&A session.

A replay recording of the presentation will also be available via teleconference and webcast:

- A teleconference replay of the presentation will be available from 12:00 noon (BST/London) on Wednesday 13 May 2009 for five working days. To hear the replay, dial +44 (0) 208 609 0289, passcode 262220#.
- A webcast replay of the presentation will be available for six months, at www.compass-group.com and www.cantos.com

Enquiries:

Investors/Analysts	Andrew Martin/Sarah John	+44 (0) 1932 573000
Media	Chris King	+44 (0) 1932 573116

Website: www.compass-group.com


COMPASS
GROUP

82-5161

II DISCLOSURE OF NOTIFIABLE EVENTS AND OTHER COMMUNICATIONS FILED WITH REGULATORY NEWS SERVICE (RNS) PROVIDED BY THE LONDON STOCK EXCHANGE

RECEIVED
2008 JUN -8 P 12:49

82-5161

Regulatory Announcement

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Free annual report

Company	Compass Group PLC
TIDM	CPG
Headline	Total Voting Rights
Released	08:21 01-May-09
Number	5683R08

RNS Number : 5683R
Compass Group PLC
01 May 2009

RECEIVED
2009 JUN -8 P 12:43
OFFICE OF INTERNATIONAL CORPORATE FINANCE

COMPASS GROUP PLC: TOTAL VOTING RIGHTS AND CAPITAL AS AT 30 APRIL 2009

In accordance with its obligations under rule 5.6.1. of the Disclosure and Transparency Rules, Compass Group PLC confirms that as at 30 April 2009 its issued share capital consists of 1,847,165,238 ordinary shares of 10 pence each. The total number of voting rights in respect of these ordinary shares is 1,847,165,238, each ordinary share having one vote. Compass Group PLC does not hold any ordinary shares in treasury.

In addition, Compass Group PLC has entered into a level 1 American Depositary Receipt Programme, under which ordinary shares of 10 pence each are traded in the form of American Depositary Shares on the New York Stock Exchange. The ordinary shares of 10 pence each traded in the form of American Depositary Shares are included within the total set out above.

The above figure 1,847,165,238 may be used by shareholders as the denominator for the calculation by which they will determine whether they are required to notify their interest in, or a change to their interest in, Compass Group PLC under the FSA's Disclosure and Transparency Rules.

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For further information, contact:
M J White Tel: +44 1932 573000

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©2009 London Stock Exchange plc. All rights reserved

82-5161

Regulatory Announcement

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Free annual report

Company	Compass Group PLC
TIDM	CPG
Headline	Directorate Change
Released	15:31 08-May-09
Number	9666R15

RNS Number : 9666R
Compass Group PLC
08 May 2009

8 May 2009

COMPASS GROUP PLC

Board Change

Compass Group PLC is pleased to announce, with immediate effect, the appointment of Don Robert as a Non Executive Director of the Company. The appointment forms part of an ongoing review of Board membership to ensure that an appropriate level of independent Non Executive Directors is maintained through orderly succession and without compromising the effectiveness of the Board and its committees.

Don is Chief Executive Officer of Experian plc, having joined the Board in July 2006 as part of the demerger of GUS plc. Prior to joining Experian he held positions with First American Corporation, Credco, Inc and US Bancorp. Don is a director of First Advantage Corporation and a past Chairman of the

82-5161

Consumer Data Industry Association.

Sir Roy Gardner, Chairman said:

"I am delighted that Don Robert has agreed to join the Board as a Non Executive Director. Don has a wealth of experience in international business, particularly in North America, that will be invaluable to the Board."

ENQUIRIES :

Compass Group PLC : +44 (0) 1932 573000
Investors/Analysts : Andrew Martin
Media : Chris King

Note to Editors
Compass Group is the world's leading foodservice company. We specialise in providing food, vending and related services on our clients' premises and we generated annual revenues of around £11 billion in the year to 30 September 2008. The company operates across the following core sectors of Business and Industry (B&I), Defence, Offshore & Remote Site, Healthcare, Education, Sports & Leisure and Vending with an established brand portfolio. For more information visit www.compass-group.com.

There are no matters which require disclosure in respect of Mr Robert in accordance with LR 9.6.13 (2) to (6).

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RECEIVED

2009 JUN -8 P 12:42

OFFICE OF INTERNATIONAL CORPORATE FINANCE

Regulatory Announcement

Go to market news section

Free annual report

Company	Compass Group PLC
TIDM	CPG
Headline	Holding(s) in Company
Released	17:11 08-May-09
Number	9824R17

RNS Number : 9824R
Compass Group PLC
08 May 2009

Compass Group PLC

TR-1: Notifications of Major Interests in Shares

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached:
Compass Group PLC

2. Reason for the notification
(please place an X inside the appropriate bracket/s):

An acquisition or disposal of voting rights: (X)

An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached: ( )

An event changing the breakdown of voting rights: ( )

Other (please specify) : ( )
....

3. Full name of person(s) subject to notification obligation:
Credit Suisse Securities (Europe) Limited

4. Full name of shareholder(s) (if different from 3) :
Credit Suisse International
Credit Suisse Investment Banking Division
Clariden Leu
Credit Suisse Securities USA LLC

5. Date of transaction (and date on which the threshold is crossed or reached if different):
07/05/2009

6. Date on which issuer notified:
08/05/2009

7. Threshold(s) that is/are crossed or reached:
3%

8. Notified Details:

A: Voting rights attached to shares

Class/type of shares if possible use ISIN CODE	**Situation previous to the triggering transact**	
	Number of shares	**Number of voting rig**
GB0005331532	Below 3%	Below 3%

Class/type of shares if possible use ISIN CODE	**Resulting situation after the triggering**		
	Number of shares	**Number of voting rights**	
		Direct	**Indirect**
GB0005331532	55,969,959	55,969,959	n/a

B: Financial Instruments
Resulting situation after the triggering transaction

Type of financial instrument	Expiration date	Exercise/conversion period/date	No. of voting r that may be acquired (if th instrument exe converted)

Total (A+B)

Number of voting rights	% of voting rights
55,969,959	3.03%

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable

Credit Suisse Securities (Europe) Limited is a part of the Investment Banking division of Credit Suisse ("CSIBD"), which is part of the Credit Suisse Group ("CSG"). CSIBD is a segregated business unit within CSG with an independent management structure and exercises its voting rights independently from other divsions of CSG

Proxy Voting:

10. Name of proxy holder:

....

11. Number of voting rights proxy holder will cease to hold:

....

12. Date on which proxy holder will cease to hold voting rights:

....

13. Additional information:

....

14. Contact name:

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Mark White
General Counsel and Company Secretary
Compass Group PLC

15. Contact telephone number:
+44 1932 573000

This information is provided by RNS
The company news service from the London Stock Exchange

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RECEIVED
2009 JUN -8 P 12:10
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

Regulatory Announcement

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Company	Compass Group PLC
TIDM	CPG
Headline	Interim Results
Released	07:00 13-May-09
Number	1436S07

RNS Number : 1436S
Compass Group PLC
13 May 2009

Compass Group PLC
Interim Results Announcement
For The Six Months Ended 31 March 2009

Significant progress in a challenging environment

• Revenue £6.9 billion	+24% (constant currency +3.6%, organic +2.6%)
• Underlying operating profit £455 million	+41% (constant currency +14%)
• Underlying operating margin 6.5%	+60 basis points
• Underlying earnings per share 15.4 pence	+43% (constant currency +15%)
• Interim dividend 4.4 pence	+10%
• Free cash flow £240 million	+33%

Richard Cousins, Chief Executive Officer, said:

"Against the backdrop of deteriorating economic conditions, Compass has had a positive first half. We are encouraged by our continued ability to win high quality new business at levels consistent with last year. We have demonstrated our ability to flex our

cost base and respond to more variable demand. Furthermore, the rigorous application of MAP has enabled us to drive further operating and cost efficiencies of over £50 million, helping to deliver another significant step up in profit and margins. Looking forward, the trends in revenue seen in the first half of the year are expected to continue into the second half of the year. The acceleration in the rate of cost efficiencies should enable us to deliver further progress in the second half of the year."

Sir Roy Gardner, Chairman, said:

"We have a clear and focussed strategy, an internationally diversified business model and we are the market leader in an industry with significant growth potential. The development of our support services capability is adding a new dimension to growth. Our drive to increase operating efficiency, whilst investing in the future development of the business, is delivering significant results. The strength of our cash flow and balance sheet is enabling us both to accelerate growth through value creating infill acquisitions and to reward shareholders. With this in mind, we are increasing the interim dividend by 10% to 4.4 pence. Whilst these are undoubtedly challenging times, we look forward to the future with confidence."

Interim Management Report: Business Review

Group Overview

Organic revenue growth was 2.6% for the first half and constant currency revenue growth, including acquisitions, was 3.6%. Encouragingly, the level of new business wins in all sectors has remained strong at 8.5%, consistent with last year. As expected, like for like revenue has continued to weaken in parts of the Business & Industry and Sports & Leisure sectors, as clients have reduced discretionary spend on event catering and corporate hospitality and headcounts. However, like for like revenue growth in the Education, Healthcare and Defence, Offshore and Remote Site sectors has remained strong.

Our ability to flex our largely variable cost base has enabled us to manage our costs in line with the changes in demand. Furthermore, the continued application of the MAP framework has helped us to deliver incremental efficiency gains in each of our major unit costs: food, labour and overhead. We have also continued to deliver savings in above unit costs. Operating margins improved by 60 basis points with all four geographic segments contributing to this strong performance.

Management and Performance ('MAP')

A combination of excellent operational management and the MAP framework has enabled us to deliver £55 million of constant currency operating profit growth in the first half as follows:

£14 million from net new business: Encouragingly we have continued to see a good level of new business across all sectors and geographical regions at levels consistent with last year. Supporting the growth in new foodservice business, we are seeing increased demand to provide additional support services to both new and existing clients. We are also making good progress in developing international business, winning new clients and developing our existing client relationships. For example, with both Shell and American Express we have significantly extended our services this year.

Whilst we are seeing some limited business and site closures, mainly in the Business & Industry sector, core retention is stable. We are making good progress in building retention teams and driving consistent processes around the world.

Looking forward to the second half, we have good visibility on our future pipeline and expect similar trends in net new business to those seen in the first half of the year.

£28 million from like for like growth: Across the base estate we have achieved an appropriate level of price increases in the first half of the year given the input cost inflation we are experiencing in food and labour.

In Business & Industry and Sports & Leisure we have seen some pressure on like for like volumes in parts of the business as clients have reduced discretionary spend on event catering and corporate hospitality and headcounts. The considerable flexibility in our unit cost base has, however, enabled us to reduce costs in line with demand and hence contain the impact on profit of lower volume.

Conversely, through the rest of the estate we have continued to see like for like volume growth, which in turn has converted to good profit growth.

Importantly, our efficiency programme has accelerated and once again, through the MAP programme, we have made significant savings in food, labour and overhead.

On MAP 3, cost of food, we are continuing to drive the rationalisation process - the starting point for which is menu planning. Coupled with this, our product and supplier lists are being systematically narrowed which enables us to buy more competitively. In the USA, the ongoing roll out of our 'Model Market' approach takes procurement and logistics to the next level, fully automating the process on-line from order to delivery. This is driving compliance up towards the 100% level and is beginning to deliver significant benefits.

We are making good progress on MAP 4, in unit costs. We are continuing to focus on labour productivity and scheduling and in practice this means less need for expensive agency labour as we better utilise our core labour force. We are making some progress on reducing in unit overheads, but there is plenty of opportunity to do more.

In summary, we have made excellent progress in driving efficiencies in the first half of the year and we expect to see an acceleration in the rate of cost efficiencies, enabling us to deliver further progress in the second half of the year.

£8 million from above unit overhead savings: We continue to make good progress in MAP 5, reducing the above unit overhead whilst growing the business. Increasingly, we are challenging the business both to reduce the overall cost and to redeploy resources from back office to revenue generating overhead, for example strengthening our sales and retention teams and investing in product innovation.

£5 million from acquisitions and disposals: This relates mainly to the acquisition of the remaining 50% of the shares in GR S.A. in Brazil completed in March 2008.

Strategy

Our core strategy is to focus on foodservice, developing support services to complement our food offer, building scale within countries to drive efficiency and utilising our global reach to serve multi-national clients. Sectorisation has been a fundamental part of our

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strategy and we have built big businesses in all of the key sectors. The benefit of our significantly diversified portfolio across 55 countries and multiple sectors and sub sectors has offered good downside protection in a slowing economy.

Our primary focus is organic growth. We continue to benefit from the ongoing trend to outsourcing foodservice. As well as the Business & Industry sector, the under penetrated sectors of Healthcare and Education provide significant scope for growth. Aside from foodservice, clients are increasingly asking for a bundled service including both food and support services. Under the Eurest Services brand, we have organically developed a strong support services offering in most of our major countries. The Compass Service Framework, which is our unique operating model, differentiates us from our competitors and we have already had considerable success in winning new multi-service business.

The strength of our cash flow and balance sheet is enabling us to accelerate our organic revenue growth through selective in-fill acquisitions. The acquisition of Kimco in the USA strengthens our capability to deliver support services to the Business & Industry sector. In Germany, we are also starting to see acceleration in the trend to bundling food and support services and our acquisition of Plural strengthens our ability to deliver support services across the sectors, in particular Business & Industry and Healthcare. In the UK, we have had considerable success in extending our retail offer within hospitals. The acquisition of a number of McColl's food and retail outlets has strengthened our retail capability.

We have continued to drive performance in these more challenging times. The key to our success has been not only the flexibility in the cost base to respond to changes in volume, but also the momentum we have in driving additional cost efficiencies. We have excellent cash generation and significant headroom to service our debt and cover our medium term re-financing needs. Our balance sheet flexibility is enabling us to pursue value-creating opportunities and to continue to reward shareholders.

The MAP framework has helped us deliver the turnaround in performance in the last two and a half years and this, together with the excellent service delivered by our people, gives us confidence that we can continue to make progress.

Board Appointment

Don Robert, Chief Executive Officer of Experian plc, was appointed as a non Executive Director to the Board on 8th May 2009.

Financial Summary For the six months ended 31 March	**2009**	2008	Inc
Continuing operations			
Revenue			
Constant currency	**£6,927m**	£6,685m	
Reported	**£6,927m**	£5,589m	
Total operating profit			
Constant currency	**£455m**	£400m	

Underlying	**£455m**	£322m
Reported	**£453m**	£322m
Operating margin		
Constant currency	**6.5%**	5.9%
Underlying	**6.5%**	5.7%
Reported	**6.5%**	5.7%
Profit before tax		
Underlying	**£405m**	£289m
Reported	**£387m**	£281m
Basic earnings per share		
Underlying	**15.4p**	10.8p
Reported	**14.7p**	10.4p
Free cash flow		
Reported	**£240m**	£180m
Total Group including discontinued operations		
Basic earnings per share	**15.4p**	11.3p
Interim dividend per ordinary share	**4.4p**	4.0p

(1) Constant currency restates the prior period results to 2009's average exchange rates.
(2) Total operating profit includes share of profit of associates.
(3) Underlying operating profit excludes the amortisation of intangibles arising on acquisition.
(4) Operating margin is based on revenue and operating profit excluding share of profit of associates.
(5) Underlying operating margin excludes the amortisation of intangibles arising on acquisition.
(6) Underlying profit before tax excludes the amortisation of intangibles arising on acquisition, hedge accounting ineffectiveness and the change in fair value of investments and minority interest put options.
(7) Underlying basic earnings per share excludes the amortisation of intangibles arising on acquisition, hedge accounting ineffectiveness, the change in fair value of investments and minority interest put options and the tax attributable to these amounts.

	Revenue		Revenue Growth	
Segmental performance Six months ended 31 March	**2009 £m**	2008 £m	Reported	Constant Currency
Continuing operations				
North America	**3,082**	2,267	36.0%	4.7%
Continental Europe	**1,769**	1,488	18.9%	1.9%
UK & Ireland	**939**	965	(2.7)%	(3.6)%
Rest of the World	**1,137**	869	30.8%	10.2%
Total	**6,927**	5,589	23.9%	3.6%

	Operating Profit		Operating Margin

Segmental performance Six months ended 31 March	2009 £m	2008 £m	2009 %	2008 %
Continuing operations				
North America	**234**	153	**7.6%**	6.7%
Continental Europe	**131**	106	**7.4%**	7.1%
UK & Ireland	**54**	52	**5.8%**	5.4%
Rest of the World	**60**	38	**5.3%**	4.4%
Unallocated overheads	**(28)**	(29)	**-**	-
Excluding associates	**451**	320	**6.5%**	5.7%
Associates	**4**	2		
Underlying	**455**	322		
Amortisation of intangibles arising on acquisition	**(2)**	-		
Total	**453**	322		

(1) Constant currency restates the prior period results to 2009's average exchange rates.
(2) Underlying operating profit and margin excludes the amortisation of intangibles arising on acquisition.
(3) Operating margin is based on revenue and operating profit excluding share of profit of associates.
(4) Organic growth is calculated by adjusting for acquisitions (excluding current period acquisitions and including a full period i of prior period acquisitions), disposals (excluded from both periods) and exchange rate movements (translating the prior p current period exchange rates) and compares the current period results against the prior period.

Revenue

Overall, organic revenue growth was 2.6%, comprising new business of 8.5%, retention of 93% and like for like growth of 1.1%. The significant weakening of Sterling increased reported revenues by 20.3% and acquisitions added a further 1.0%, resulting in reported revenue growth of 23.9%.

Operating Profit

Underlying operating profit from continuing operations, including associates but excluding the amortisation of intangibles arising on acquisition, was £455 million (2008: £322 million. Adjusting this to 2009 average exchange rates would increase the profit by £78 million to £400 million), an increase of 41% on a reported basis over the prior period. Underlying operating profit increased by £55 million, or 14%, on a constant currency basis. This represents a 60 basis points improvement in margin to 6.5% (2008: 5.9% on a constant currency basis).

Operating profit after the amortisation of intangibles arising on acquisition of £2 million (2008: £nil) was £453 million (2008: £322 million).

North America - 44.5% Group revenue (2008: 40.6%)

Despite the economic challenges, our North American business has made very good progress in the first half with organic revenue growth of 4.4%. Operating profit increased by £29 million, or 14%, on a constant currency basis to £234 million (2008: £205 million on a constant currency basis). The margin improvement seen in 2008 has continued throughout the first half, with 50 basis points improvement on a constant currency basis. Including the £2 million benefit of the one-off profit on the prior year disposal of a minority stake in Au Bon Pain, the margin was 7.6%.

We have once again seen excellent levels of new business and retention across all the key sectors. In addition, North America has made excellent progress in driving efficiencies, in particular through the purchasing process and on reducing overheads.

The Business & Industry sector has had another record half year of new business, including new contracts such as the World Bank Group, where we feed 10,000 staff representing over 160 countries. Retention has continued to be very strong. The softness we have seen in like for like volumes in parts of the Business & Industry sector has mainly been driven by a reduction in event catering and hospitality spend. Whilst there is some downward pressure from fewer employees on site, consumers have sought to take advantage of our "grab & go" and "value" offers and loyalty plans. Fast and decisive action on cost has enabled the Business & Industry business to deliver another half year of profit and margin growth.

The momentum behind our Healthcare food and support services business has once again delivered very strong organic revenue growth.

We are seeing very good like for like volume growth in Education, driven by increasing enrolments and take up of board plans. Together with the flow through from record new business wins last year, we have again delivered double digit organic revenue growth. We have recently won contracts with Indian Prairie School District in Illinois and Queens University of Charlotte, adding to the over 530 million meals we serve each year in schools, colleges and universities in North America.

Like for like volumes in the Sports & Leisure sector are being impacted by a reduction in corporate hospitality spend, however our ability to flex costs and drive efficiencies has enabled us to improve margins and we continue to see a strong pipeline for new business opportunities.

Continental Europe - 25.5% Group revenue (2008: 26.6%)

In the context of a difficult economic backdrop Continental Europe has delivered a good performance. Across the region we delivered organic revenue growth of 1.2% and operating profit was £131 million (2008: £124 million on a constant currency basis), an increase of 6%. This represents a further 30 basis points of margin improvement, delivering an overall margin of 7.4%.

The weakness seen in the automotive and related industries has put some pressure on like for like volumes in the Business & Industry sector in much of Europe. However, good control of food and labour costs has enabled the overall margin to continue to move forward.

We are having good success in winning new business and driving retention in all

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sectors. In Healthcare for example, we have secured five important new hospital contracts in Portugal where we will be serving around 600,000 patient meals a year. In Education, we have secured a significant school's contract in Rome and in the Business & Industry sector, we have been awarded the Statoil contract, the largest we have ever won in Norway. Furthermore, our multi-services offer is providing new opportunities to win business with major companies such as Electrolux in Sweden and Pfizer in Germany.

In France, despite the slowdown in like for like volumes in the Business & Industry sector, we are seeing new business wins at encouraging levels, positive organic revenue growth and good profitability.

Our business in Italy has been significantly impacted by the automotive industry. Factories closed over the Christmas and New Year period and there have been further stoppages since. However, the turnaround plan for our Italian business is on track and we are pleased with the improved margin.

Germany has for some time been one of our most efficient businesses and the continued focus on driving out cost has once again enabled the margin to move forward. However, the German economy remains tough and like for like volumes are challenging.

The Spanish operation is dominated by Education and Healthcare and both these sectors are continuing to see good new business and strong like for like revenue growth. Increased cost control has driven significant margin improvements.

On-going growth in the offshore business and a strengthening of the support services offer have driven double digit organic revenue growth in Norway. The roll out of electronic purchasing and an improvement in labour productivity have delivered good growth in margins.

UK & Ireland - 13.6% Group revenue (2008: 17.3%)

The extensive re-structuring of the UK over the past two years has enabled us to significantly improve the efficiency of our operations and, despite the difficult economic conditions, we have delivered a margin improvement of 40 basis points, with operating profit increasing to £54 million (2008: £53 million on a constant currency basis).

In the Business & Industry sector, like for like volumes are being impacted by lower levels of corporate catering and hospitality spend and reduced headcounts. We also experienced extended Christmas and New Year closures and also lost revenues due to the bad weather in February. Whilst we have seen some additional site closures as the economy has slowed, we continue to win high quality new business, increasingly with additional support services. National Grid plc is a good example of where we have extended our foodservice contract at 12 sites to now provide a range of support services in over 500 locations.

We are making good progress in Education and starting to see the benefits of our work over the last few years. We believe we now have the right offering and are in a strong position to move forward. Profitability has improved.

In the Healthcare sector we have seen steady like for like volume growth, driven by our strong retail proposition. The recent acquisition of a number of McColl's food and retail outlets is adding a new dimension to this exciting sector of the market.

The Jockey Club is a further example of where we have been able to extend our existing relationship with a client. In this landmark deal we have moved from the delivery of foodservices at four racecourses to all 14 racecourses operated by the Jockey Club. New contracts such as the Aviva Stadium in Ireland (formerly Lansdowne Road) and several other new stadium contracts reinforce our leading position in the Sports & Leisure sector.

Rest of the World - 16.4% Group revenue (2008: 15.5%)

The Rest of the World has delivered good organic revenue growth of 5.4%. Operating profit has increased by £14 million, or 30%, on a constant currency basis, to £60 million (2008: £46 million on a constant currency basis), in part through the acquisition of the remaining 50% of the shares of GR S.A. in Brazil completed in March 2008. The margin has increased by 80 basis points on a constant currency basis to 5.3%.

Overall we are continuing to see good levels of new business wins across all countries in the region, including a new contract with Cablevision in Argentina, Colégio Santo Américo in Brazil and growing our multi-national clients where we have added new sites with Citigroup. Like for like volumes in the energy and extractive industry remain strong. We have made good progress in leveraging our overhead base which has helped to deliver the growth in the margin.

In Australia we have seen strong levels of revenue growth in all sectors, including a new fully integrated services contract with the Australian Defence Force for bases in Tasmania and an extension to our BHP Billiton Iron Ore construction and expansion portfolio. The Healthcare sector has been outstanding. With a stable management team, good client relationships and a focus on operational efficiency we have seen significant margin improvement.

The economy in Japan has been particularly challenging with reduced volumes in the Business & Industry sector. With good progress on cost control, particularly in the supply chain, we are continuing to see improvement in the margin.

In Brazil there has been a sharp reduction in employment levels affecting like for like volumes. We have strengthened the management team and are now well placed to grow our business in this exciting market, where we are the market leader.

Our UAE joint venture has seen first half revenue growth of 25% and it has a healthy pipeline of potential new business.

Unallocated Overheads

Unallocated overheads were £28 million (2008: £31 million on a constant currency basis), reflecting good control over costs.

Finance Costs

Underlying net finance cost, excluding hedge accounting ineffectiveness and the impact of revaluing investments and minority interest put options, was £50 million (2008: £33 million). The increase from last year largely reflects the impact of exchange rates on the US Dollar and Euro denominated debt and lower interest income from cash deposits this year. We currently expect the underlying net finance cost for the full year to be around £100 million at current exchange rates.

Other Gains and Losses

Other gains and losses include an £11 million (2008: £8 million) cost of hedge accounting ineffectiveness and a £5 million (2008: £nil) cost of revaluing investments and minority interest put options.

Profit Before Tax

Profit before tax from continuing operations was £387 million (2008: £281 million).

On an underlying basis, excluding the amortisation of intangibles arising on acquisition, hedge accounting ineffectiveness and the impact of revaluing investments and minority interest put options, profit before tax from continuing operations increased by 40% to £405 million (2008: £289 million).

Income Tax Expense

Income tax expense from continuing operations was £112 million (2008: £81 million).

On an underlying basis, excluding the amortisation of intangibles arising on acquisition, hedge accounting ineffectiveness and the impact of revaluing investments and minority interest put options, the tax charge on continuing operations was £117 million (2008: £83 million), equivalent to an effective tax rate of 29% (2008: 29%). Based on current corporate tax rates applicable to our major countries of operation, we expect a similar rate for the full year.

Discontinued Operations

The profit after tax from discontinued operations was £12 million (2008: £16 million).

Basic Earnings per Share

Basic earnings per share, including discontinued operations, were 15.4 pence (2008: 11.3 pence).

On an underlying basis, excluding discontinued operations, the amortisation of intangibles arising on acquisition, hedge accounting ineffectiveness, the impact of revaluing investments and minority interest put options and the tax attributable to these amounts, the basic earnings per share from continuing operations were 15.4 pence (2008: 10.8 pence).

	Attributable Profit		Basic Earni Per Shar	
Six months ended 31 March	**2009 £m**	2008 £m	**2009 pence**	2008 pence
Reported	**284**	213	**15.4**	11.3
Discontinued operations	**(12)**	(16)	**(0.7)**	(0.9)
Other adjustments	**13**	6	**0.7**	0.4
Underlying	**285**	203	**15.4**	10.8

Dividends

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An interim dividend of 4.4 pence per share will be paid on 3 August 2009 to shareholders on the register on 3 July 2009. This represents a year on year increase of 10%.

Free Cash Flow

Free cash flow from continuing operations totalled £240 million (2008: £180 million). The major factors contributing to the increase were: £131 million increase in underlying operating profit before associates offset by £17 million higher net tax payments and £58 million higher net capital expenditure.

Gross capital expenditure of £133 million (2008: £84 million), including amounts purchased under finance leases of £1 million (2008: £3 million), is equivalent to 1.9% of revenues (2008: 1.5% of revenues). Around half of the increase in net capital expenditure is due to lower disposal proceeds this year and exchange rate movements. The other half is largely phasing. We currently expect the level of gross capital expenditure for the full year to be around 2% of revenues.

There has been a continued focus on all areas of working capital management, limiting the overall seasonal working capital outflow (including provisions and post-employment benefit obligations) to £65 million (2008: £61 million outflow). We believe that there remains further scope for improvement.

The cash tax rate was 21% (2008: 24%), based on underlying profit before tax for continuing operations. For the full year we expect a cash tax rate around the mid 20's level mainly because of the timing of some of the larger payments. We continue to expect the annual cash tax rate to average out over the medium term at the mid to high 20's level.

The net interest outflow was £44 million (2008: £32 million).

Acquisition Payments

We have considerably strengthened our ability to offer support services in two key markets, the USA and Germany, through the acquisitions of Kimco and Plural, with a net cash outflow in the period of £51 million and £17 million respectively. In the UK we have agreed to acquire from McColl's a number of food and retail outlets within hospitals. We have spent £4 million up to 31 March 2009, with a further £15 million expected in the second half of the year. With £6 million of other small acquisitions, the total cash spend on in-fill acquisitions was £78 million. £12 million was spent on the buyout of minority interests (including £11 million on the remaining 5% shareholding in Seiyo Foods, our Japanese business) and £4 million of deferred consideration relating to previous year acquisitions. The total cash spend on acquisitions was therefore £94 million.

Disposals

Payments made in respect of businesses disposed of or discontinued in prior years totalled £33 million in the period (2008: £15 million).

Purchase of Own Shares

The Group spent cash of £11 million (2008: £290 million) on the purchase of its shares

in the period.

Pensions

The Group has continued to review and monitor its pension obligations throughout the year working closely with the Trustees and members of schemes around the Group to ensure proper and prudent assumptions are used and adequate provision and contributions are made.

The Group's pension deficit at 31 March 2009 was £257 million (2008: £177 million), principally reflecting the decrease in the value of pension scheme assets in the current market conditions.

Financial Position

During the first six months of the year net debt increased to £1,258 million (2008: £1,210 million).

On 30 October 2008, the Group raised £187 million in the private placement market and will be repaying the £380 million of Eurobonds and US Private Placements maturing in May 2009 out of surplus cash. In addition, the Group has an undrawn bank facility of circa £800 million committed through to 2012.

Looking forward, £230 million of debt is due for repayment in 2010 and £90 million in 2011. With strong ongoing free cash generation the Group believes that it is in a very strong financial position.

Risks and Uncertainties

The Board takes a proactive approach to risk management with the aim of protecting its employees and customers and safeguarding the interests of the Company and its shareholders.

The principal risks and uncertainties facing the business and the activities the Group undertakes to mitigate these are set out in the section below, headed 'Managing Risk'.

Related Party Transactions

Details of transactions with related parties are set out in note 19. These transactions have not, and are not expected to have, a material effect on the financial performance or position of the Group.

Going Concern

After making enquiries, the directors have a reasonable expectation that the Group has adequate resources to continue in operational existence for the foreseeable future. For this reason, we continue to adopt the going concern basis in preparing the financial statements.

Summary and Outlook

Compass has had a positive first half with consistent levels of new business and retention, and solid growth in like for like volume in the Healthcare, Education and

Defence, Offshore and Remote sectors. We have been successful in managing the effect on profit of weakening like for like volume in the Business & Industry and Sport & Leisure sectors.

Looking forward, the trends in revenue seen in the first half of the year are expected to continue into the second half of the year. The acceleration in the rate of cost efficiencies should enable us to deliver further progress in the second half of the year.

Richard Cousins
Group Chief Executive
13 May 2009

Andrew D Martin
Group Finance Director

(1) Unless stated otherwise all figures in this document relate to the six months ended 31 March.
(2) Unless stated otherwise the data shown on pages 1 - 11 relates to the continuing business only.

Interim Management Report: Managing Risk

The Board takes a proactive approach to risk management with the aim of protecting its employees and customers and safeguarding the interests of the Company and its shareholders.

As set out on pages 45 and 46 of the Corporate Governance section of our 2008 Annual Report, the Group has policies and procedures in place to ensure that risks are properly evaluated and managed at the appropriate level within the business.

The identification of risks and opportunities; the development of action plans to manage the risks and exploit the opportunities; and the continual monitoring of progress against agreed Key Performance Indicators ('KPIs') is an integral part of the business process, and a core activity throughout the Group.

Control is exercised at Group and business level through MAP, the Group's Management and Performance framework, monthly monitoring of performance by comparison with budgets and forecasts and through regular business reviews with the Group Chief Executive and the Group Finance Director.

This is underpinned by a formal major risk assessment process which is an integral part of the annual business cycle. As part of the process, each of the Group's businesses is required to identify and document major risks and appropriate mitigating activities and controls, and monitor and report to management on the effectiveness of these controls on a biannual basis. Senior managers are also required to sign biannual confirmations of compliance with key procedures and to report any breakdowns in, or exceptions to, these procedures. The results are reviewed by the Executive Committee and the Board.

The Group also has formal procedures in place, with clearly designated levels of authority, for approving acquisitions and other capital investments. This is supported by a post-investment review process for selected acquisitions and major items of capital expenditure.

The table below sets out the principal risks and uncertainties facing the business at the date of this Report and the systems and processes the Group has in place to manage and mitigate these risks.

Risk		Mitigation
Health, safety and environment	Food safety	Compass feeds millions of consumers around the world ε setting the highest standards for food hygiene and safety Group has appropriate policies, processes and training pı full compliance with legal obligations.
	Health and safety	Health and safety remains our number one operational pı management meetings throughout the Group feature a hε update as one of their first agenda items.
	Environment	Every day, everywhere, we look to make a positive contri and wellbeing of our customers, the communities we worl live in. Our 2008 Corporate Responsibility report which cε at www.compass-group.com/CR08 describes our approa
Clients and consumers	Client retention	We aim to build long-term relationships with our clients bε value. Our business model is structured so that we are nc particular sector, geography or group of clients.
	Consolidation of food and support services	We have developed a range of support services to compl foodservice offer. These services are underpinned by the Framework, our standard operating platform for support s us the capability to deliver to the same consistent world-c globally.
	Bidding risk	The Group's operating companies bid selectively for large each year and a more limited number of concession oppc developed in accordance with a thorough process which i potential risks (including social and ethical risks) and rew to approval at an appropriate level of the organisation.
	Credit risk	There is limited concentration of credit risk with regard to given the diverse and unrelated nature of the Group's clie
	Service delivery and compliance with contract terms and conditions	The Group's operating companies contract with a large nı Processes are in place to ensure that the services deliver appropriate standard and comply with the appropriate coı conditions.
	Changes in consumer preferences	We strive to meet consumer demand for quality, choice a developing innovative and nutritious food offers which sui lifestyles, tastes and preferences of our consumers.
People	People retention and motivation	The recruitment and retention of skilled employees is a cl industry at large. The Group has established training and programmes, succession planning and performance man which are designed to align rewards with our corporate ol and motivate our best people.
Supply Chain	Suppliers	The Group constantly strives to find the right balance bet term supply relationships based on the compatibility of va with the requirements of the Group as well as quality and seeks to avoid over-reliance on any one supplier.
	Traceability	To reduce risk we are focusing on traceability, clear spec requirements to nominated suppliers and the improvemeı compliance by unit managers.
Economic risk	Economy	The diverse nature of the Group's business (spanning the Education, Healthcare & Seniors, Sports & Leisure and D

		Remote sectors) and our broad geographical coverage (a have helped mitigate the impact of the recent turmoil in th addition, our ability to flex our largely variable cost base h manage our costs in line with changes in demand whilst c incremental efficiency gains. Whilst we are expecting eco remain challenging, we are confident that our business m perform. We have good visibility of our new business pipe are confident of our continued ability to generate new bus times of economic uncertainty outsourcing is an attractive and we see good opportunities to continue to grow our bu improve operating efficiency, supported by our strong fina
	Food cost inflation	As part of our MAP programme we seek to manage food cost indexation in our contracts, giving us the contractual with our clients; menu management to substitute ingredie to any forecast shortages and cost increases; and contin purchasing efficiencies through supplier rationalisation ar
	Labour cost inflation	Our objective is always to deliver the right level of service way. As part of our MAP programme we have been deplc processes to optimise labour productivity and exercise be labour costs such as absenteeism, overtime and third par to improve our management of salary and benefit costs a inflation.
Regulatory, political and competitive environment	Political stability	Compass is a global company operating in countries and economic and political conditions. Our operations and ea adversely affected by political or economic instability. Ho remain aware of these risks and look to mitigate them wh have also taken the strategic decision to withdraw from a (and had completed most of these withdrawals by the dat where we consider the risks outweigh the rewards.
	Regulation	Changes to laws or regulations could adversely affect ou engage with governmental and non-governmental organi through trade associations to ensure that our views are re
	Competition	Compass operates in a competitive marketplace. The lev and outsource penetration varies by country. Some mark concentrated with two or three key players, others are hig offer significant opportunities for consolidation and penetr operated market. Aggressive pricing from our competitors reduction in our revenues and margins. We aim to minimi long-term relationships with our clients based on quality a
Acquisitions and investments	Acquisition risk	Potential acquisitions are identified by the operating com to appropriate levels of due diligence and approval by Gr Post-acquisition integration and performance is closely m regular review.
	Investment risk	Capital investments are subject to appropriate levels of s approval by Group management.
	Joint ventures	In some countries we operate through joint ventures. Pro to ensure that joint venture partners bring skills, experien complement and add to those provided from within the G
Information technology and infrastructure		The Group relies on a variety of IT systems in order to ma services and communicate with its customers, suppliers a is minimal inter-country dependence on IT systems, and a major operating companies have appropriate disaster rec
Fraud and compliance		The Group's zero tolerance based Code of Ethics govern relationship with our stakeholders. All alleged breaches o investigated. The Group's procedures include regular ope underpinned by a continual focus on ensuring the effectiv controls.
Litigation		Though we do not operate in a litigious industry, we have processes in all of our main operating companies to repo

		mitigate against third-party litigation.
Reputation risk		Our brands are amongst the most successful and best es industry. They represent a key element of the Group's ov positioning. In the event that our brand or reputation is da adversely impact the Group's performance. The Group's : Code of Ethics is designed to safeguard the Company's a reputation.
Financial risk	Overview	Compass Group's financial risk management strategy is I economic objectives and good corporate practice. The m concern the availability of funds to meet our obligations (l movements in exchange rates (foreign currency risk), mo rates (interest rate risk), and counterparty credit risk. Deri financial instruments are used to manage interest rate an risks. Further details of our financial risks and the ways in them are set out below.
	Liquidity Risk	The Group finances its borrowings from a number of sour the public markets and the private placement markets. Bc their nominal value except for the bond redeemable in De recorded at its fair value to the Group on acquisition. The committed bank facilities at 31 March 2009 were £793 mi £664 million).
	Financial Instruments	The Group continues to manage its foreign currency and in accordance with the policies set out below. The Group' instruments comprise cash, borrowings, receivables and used to finance the Group's operations. The Group also u principally interest rate, currency swaps and forward curr manage interest rate and currency risks arising from the (The Group does not trade in financial instruments. The G policies are designed to mitigate the impact of fluctuation: exchange rates and to manage the Group's financial risks any changes to the policies.
	Foreign Currency Risk	The Group's policy is to match as far as possible its principal by currency to actual or effective borrowings in the same cur cash flows are generated, they are used to service and repa currency. To implement this policy, forward currency contrac are taken out which, when applied to the actual currency liab the required currency. The borrowings in each currency give rise to foreign exchan translation into Sterling. Where the borrowings are either les net investment in overseas operations, these exchange rate as movements on reserves and recorded in the statement of and expense rather than in the income statement. Non-Sterli are translated at the average rate of exchange for the year. T differences in the Sterling value of currency earnings from ye The table in note 21 to the condensed financial statements s rates used to translate the income statements, balance shee non-Sterling denominated entities.
	Interest Rate Risk	As detailed above, the Group has effective borrowings in currencies and its policy is to ensure that, in the short-ter exposed to fluctuations in interest rates in its principal cu implements this policy either by borrowing fixed rate debt rate swaps or options so that at least 80% of its projected capped for one year, reducing to 60% fixed for the secon for the third year.
Pensions risk		The Group's defined benefit pension schemes are closed to new transfers under public sector contracts in the UK where the Co provide final salary benefits to transferring employees. In addit last four years substantial one-off contributions have been mad the UK schemes. Steps have also been taken to reduce the inve schemes.

Tax risk

As a Group, we seek to plan and manage our tax affairs ε jurisdictions in which we operate. In doing so, we aim to ε the relevant laws and disclosure requirements. In an incre international tax environment, a degree of uncertainty is i our tax liabilities. We exercise our judgement, and seek a professional advice, in assessing the amounts of tax to b provision required. The effective rate of tax may be influe factors, including changes in laws and accounting standa increase the rate.

Condensed Financial Statements

Directors' responsibilities

The interim report complies with the Disclosure and Transparency Rules ('DTR') of the United Kingdom's Financial Services Authority in respect of the requirement to produce a half-yearly financial report. The interim report is the responsibility of, and has been approved by, the directors.

We confirm that to the best of our knowledge:

• the condensed set of financial statements has been prepared in accordance with IAS 34;
• the interim management report includes a fair review of the important events during the first six months and description of the principal risks and uncertainties for the remaining six months of the year, as required by DTR 4.2.7R; and
• the interim management report includes a fair review of disclosure of related party transactions and changes therein, as required by DTR 4.2.8R.

On behalf of the Board

Mark J White
General Counsel and Company Secretary
13 May 2009

The directors are required to prepare financial statements for the Group in accordance with International Financial Reporting Standards ('IFRS').

International Accounting Standard 34 defines the minimum content of an interim financial report, including disclosures, and identifies the accounting recognition and measurement principles that should be applied to an interim financial report.

Directors are also required to:

• properly select and apply accounting policies;
• present information, including accounting policies, in a manner that provides relevant, reliable, comparable and understandable information;
• provide additional disclosures when compliance with the specific requirements in IFRS is insufficient to enable users to understand the impact of particular transactions, other events and conditions on the entity's financial position and financial performance; and
• prepare the accounts on a going concern basis unless, having assessed the ability of the Group to continue as a going concern, management either intends to liquidate the entity or to cease trading, or have no realistic alternative but to do so.

The directors are responsible for keeping proper accounting records which disclose with reasonable accuracy at any time the financial position of the Company, for safeguarding the assets, for taking reasonable steps for the prevention and detection of fraud and other irregularities and which comply with the requirements of the Companies Acts 1985 and 2006. The directors, having prepared the financial statements, have permitted the auditors to take whatever steps and undertake whatever inspections they consider to be appropriate for the purpose of enabling them to give their review opinion.

The directors are also responsible for the maintenance and integrity of the Compass Group PLC website.

Legislation in the United Kingdom governing the preparation
and dissemination of financial statements may differ from
legislation in other jurisdictions.

Independent review' report to the members of Compass Group PLC

Introduction

We have been engaged by Compass Group PLC ('the Company') to review the condensed set of financial statements in the interim report for the six months ended 31 March 2009 which comprises the consolidated income statement, the consolidated statement of recognised income and expense, the consolidated balance sheet, the consolidated cash flow statement and related notes 1 to 21. We have read the other information contained in the interim report and considered whether it contains any apparent misstatements or material inconsistencies with the information in the condensed set of financial statements.

This report is made solely to the Company in accordance with International Standard on Review Engagements (UK and Ireland) 2410 issued by the Auditing Practices Board. Our work has been undertaken so that we might state to the company those matters we are required to state to them in an independent review report and for no other purpose. To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the Company, for our review work, for this report, or for the conclusions we have formed.

Directors responsibilities

The interim report is the responsibility of, and has been approved by, the directors. The directors are responsible for preparing the interim financial report in accordance with the Disclosure and Transparency Rules of the United Kingdom's Financial Services Authority.

As disclosed in note 1, the annual financial statements of the Group are prepared in accordance with IFRSs as adopted by the European Union. The condensed set of financial statements included in this interim report has been prepared in accordance with International Accounting Standard 34, 'Interim Financial Reporting,' as adopted by the European Union.

Our responsibility

Our responsibility is to express to the Company a conclusion on
the condensed set of financial statements in the interim report
based on our review.

Scope of review

We conducted our review in accordance with International Standard
on Review Engagements (UK and Ireland) 2410, 'Review of Interim
Financial Information Performed by the Independent Auditor of
the Entity' issued by the Auditing Practices Board for use in the
United Kingdom. A review of interim financial information consists
of making inquiries, primarily of persons responsible for financial
and accounting matters, and applying analytical and other review
procedures. A review is substantially less in scope than an audit
conducted in accordance with International Standards on Auditing
(UK and Ireland) and consequently does not enable us to obtain
assurance that we would become aware of all significant matters
that might be identified in an audit. Accordingly, we do not express
an audit opinion.

Review conclusion

Based on our review, nothing has come to our attention that causes
us to believe that the condensed set of financial statements in the
interim report for the six months ended 31 March 2009 is not
prepared, in all material respects, in accordance with International
Accounting Standard 34 as adopted by the European Union and
the Disclosure and Transparency Rules of the United Kingdom's
Financial Services Authority.

Deloitte LLP
Chartered Accountants and Statutory Auditors
London, United Kingdom
13 May 2009

Consolidated income statement

for the six months ended 31 March 2009

	Notes	Six months to 31 March 2009 Unaudited £m	Six months to 31 March 2008 Unaudited £m	Year ended 30 September 2008 Audited £m
Continuing operations				
Revenue	3	**6,927**	5,589	11,440
Operating costs		**(6,478)**	(5,269)	(10,785)
Operating profit	3	**449**	320	655
Share of profit of associates	3	**4**	2	4
Total operating profit	3	**453**	322	659
Finance income	4	**15**	16	27
Finance costs	4	**(65)**	(49)	(100)
Hedge accounting ineffectiveness	4	**(11)**	(8)	(4)
Change in the fair value of investments and minority interest put options	4	**(5)**	-	(16)
Profit before tax		**387**	281	566
Income tax expense	5	**(112)**	(81)	(169)
Profit for the period from continuing operations	3	**275**	200	397
Discontinued operations				
Profit for the period from discontinued operations	6,7	**12**	16	53
Continuing and discontinued operations				
Profit for the period		**287**	216	450
Attributable to				
Equity shareholders of the Company		**284**	213	443
Minority interest		**3**	3	7
Profit for the period		**287**	216	450
Basic earnings per share (pence)				
From continuing operations	8	**14.7p**	10.4p	20.9p
From discontinued operations	8	**0.7p**	0.9p	2.8p
From continuing and discontinued operations	8	**15.4p**	11.3p	23.7p
Diluted earnings per share (pence)				
From continuing operations	8	**14.7p**	10.4p	20.8p
From discontinued operations	8	**0.6p**	0.8p	2.8p
From continuing and discontinued operations	8	**15.3p**	11.2p	23.6p

(1) Impairment of goodwill, impairment of inventories, impairment of financial assets and net foreign exchange gains/(losses) recorded in the income statement, total £1million loss (2008: £nil).

82-5161

Analysis of operating profit
for the six months ended 31 March 2009

	Six months to 31 March 2009 Unaudited £m	Six months to 31 March 2008 Unaudited £m	Year ended 30 September 2008 Audited £m
Continuing operations			
Operating profit before associates and amortisation of intangibles arising on acquisition	**451**	320	658
Share of profit of associates	**4**	2	4
Operating profit before amortisation of intangibles arising on acquisition	**455**	322	662
Amortisation of intangibles arising on acquisition	**(2)**	-	(3)
Total operating profit	**453**	322	659

Consolidated statement of recognised income and expense
for the six months ended 31 March 2009

	Notes	Retained earnings £m	Revaluation reserve £m	Translation reserve £m	Minority interest £m	Total 2009 Unaudited £m	Total 2008 Unaudited £m	Year ended 30 September 2008 Audited £m
Net income/ (expense) recognised in equity								
Currency translation differences		**-**	**-**	**154**	**5**	**159**	7	67
Actuarial gains/ (losses) on post-retirement employee benefits	11	**(100)**	**-**	**-**	**-**	**(100)**	(18)	15
Tax on items taken directly to equity		**30**	**-**	**-**	**-**	**30**	9	5
Other		**-**	**(1)**	**-**	**-**	**(1)**	-	(1)
Net income/ (expense) recognised directly in equity		**(70)**	**(1)**	**154**	**5**	**88**	(2)	86

82-5161

	Notes							
Profit for the period Profit for the period		284	-	-	3	287	216	450
Total recognised income and expense for the period	12	214	(1)	154	8	375	214	536
Attributable to								
Equity shareholders of the Company		214	(1)	154	-	367	210	526
Minority interest		-	-	-	8	8	4	10
Total recognised income and expense for the period	12	214	(1)	154	8	375	214	536

Consolidated balance sheet
as at 31 March 2009

	Notes	As at 31 March 2009 Unaudited £m	As at 31 March 2008 Unaudited £m	As at 30 September 2008 Audited £m
Non-current assets				
Goodwill		**3,645**	3,147	3,290
Other intangible assets (1)		**494**	367	393
Property, plant and equipment (1)		**548**	458	463
Interests in associates		**32**	25	28
Other investments		**39**	13	17
Trade and other receivables (1)		**61**	59	66
Deferred tax assets*		**321**	244	256
Derivative financial instruments**		**72**	19	19
Non-current assets		**5,212**	4,332	4,532
Current assets				
Inventories		**245**	197	213
Trade and other receivables		**1,764**	1,530	1,577
Tax recoverable*		**15**	14	19
Cash and cash equivalents**		**730**	400	579
Derivative financial instruments**		**15**	1	1
Current assets		**2,769**	2,142	2,389

	Note			
Total assets		**7,981**	6,474	6,921
Current liabilities				
Short-term borrowings**		**(676)**	(111)	(382)
Derivative financial instruments**		**(13)**	(8)	(4)
Provisions	10	**(120)**	(92)	(113)
Current tax liabilities*		**(263)**	(169)	(234)
Trade and other payables		**(2,457)**	(1,983)	(2,235)
Current liabilities		**(3,529)**	(2,363)	(2,968)
Non-current liabilities				
Long-term borrowings**		**(1,386)**	(1,509)	(1,212)
Derivative financial instruments**		**-**	(2)	(6)
Post-employment benefit obligations	11	**(257)**	(177)	(131)
Provisions	10	**(348)**	(372)	(341)
Deferred tax liabilities*		**(9)**	(23)	(24)
Trade and other payables		**(26)**	(32)	(33)
Non-current liabilities		**(2,026)**	(2,115)	(1,747)
Total liabilities		**(5,555)**	(4,478)	(4,715)
Net assets		**2,426**	1,996	2,206
Equity				
Share capital	12	**185**	185	184
Share premium account	12	**196**	144	178
Capital redemption reserve	12	**44**	42	44
Less: Own shares	12	**(2)**	(4)	(4)
Other reserves	12	**4,547**	4,342	4,401
Retained earnings	12	**(2,563)**	(2,729)	(2,616)
Total equity shareholders' funds		**2,407**	1,980	2,187
Minority interests	12	**19**	16	19
Total equity		**2,426**	1,996	2,206

* Component of current and deferred taxes ** Component of net debt

(1) Certain contract-related assets previously included within property, plant and equipment and other receivables have been reclassified as intangible assets. The 31 March 2008 balance sheet has
been restated accordingly. The 30 September 2008 balance sheet was originally published on this basis. There is no impact on the income statement.

Consolidated cash flow statement

for the six months ended 31 March 2009

Six months to 31 March		Year ended 30 September

	Notes	2009 Unaudited £m	2008 Unaudited £m	2008 Audited £m
Cash flow from operating activities				
Cash generated from operations [1]	14	**497**	349	915
Interest paid		**(58)**	(47)	(104)
Interest element of finance lease rentals		**(1)**	(1)	(2)
Tax received		**3**	6	16
Tax paid		**(90)**	(76)	(165)
Net cash from/(used in) operating activities of continuing operations		**351**	231	660
Net cash from/(used in) operating activities of discontinued operations		**(2)**	2	2
Net cash from/(used in) operating activities		**349**	233	662
Cash flow from investing activities				
Purchase of subsidiary companies and investments in associated undertakings [2]	13	**(94)**	(146)	(181)
Proceeds/(payments) from the sale/closure of discontinued activities [2]	6	**(31)**	(10)	(17)
Proceeds/(payments) from the sale/closure of other activities [2]		**(2)**	-	12
Tax on profits from sale of subsidiary companies and associated undertakings		**-**	(5)	45
Purchase of intangible assets and investments [1]		**(53)**	(31)	(73)
Purchase of property, plant and equipment [1]		**(79)**	(50)	(119)
Proceeds from sale of property, plant and equipment / intangibles		**7**	14	26
Purchase of other investments		**(3)**	-	-
Proceeds from sale of other investments		**-**	-	1
Dividends received from associated undertakings		**3**	3	5
Interest received		**15**	16	25
Net cash from/(used in) investing activities by continuing operations		**(237)**	(209)	(276)
Net cash from/(used in) investing activities by discontinued operations		**-**	-	-
Net cash from/(used in) investing activities		**(237)**	(209)	(276)
Cash flow from financing activities				
Proceeds from issue of ordinary share capital	12	**9**	22	58
Purchase of own shares [3]		**(11)**	(290)	(355)
Net increase/(decrease) in borrowings - excluding new leases / repayments	15	**174**	(61)	(141)
Repayment of obligations under finance leases	15	**(7)**	(6)	(11)
Equity dividends paid	9,12	**(148)**	(135)	(209)
Dividends paid to minority interests	12	**(1)**	(3)	(4)
Net cash from/(used in) financing activities by continuing operations		**16**	(473)	(662)
Net cash from/(used in) financing activities by discontinued operations		**-**	-	-
Net cash from/(used in) financing activities		**16**	(473)	(662)
Cash and cash equivalents				
Net increase/(decrease) in cash and cash equivalents	15	**128**	(449)	(276)

Cash and cash equivalents at beginning of the period		**579**	839	839
Currency translation gains/(losses) on cash and cash equivalents		**23**	10	16
Cash and cash equivalents at end of the period		**730**	400	579

(1) Certain contract-related assets previously included in property, plant and equipment, and other receivables have been reclassified as intangible assets. The cash flow for the six months to 31 March 2008 has been restated accordingly. The cash flow for the year ended 30 September 2008 was originally published on this basis. There is no impact on the income statement.
(2) Net of cash acquired or disposed and payments received or made under warranties and indemnities.
(3) Share buy-back and increase/(decrease) in own shares held to satisfy employee share-based payments.

Reconciliation of free cash flow from continuing operations

for the six months ended 31 March 2009

	Six months to 31 March		Year ended 30 September
	2009	2008	2008
	Unaudited	Unaudited	Audited
	£m	£m	£m
Net cash from operating activities of continuing operations	**351**	231	660
Purchase of intangible assets and investments	**(53)**	(31)	(73)
Purchase of property, plant and equipment	**(79)**	(50)	(119)
Proceeds from sale of property, plant and equipment / intangibles	**7**	14	26
Purchase of other investments	**(3)**	-	-
Proceeds from sale of other investments	**-**	-	1
Dividends received from associated undertakings	**3**	3	5
Interest received	**15**	16	25
Dividends paid to minority interests	**(1)**	(3)	(4)
Other	**-**	-	(1)
Free cash flow from continuing operations	**240**	180	520

Notes to the condensed financial statements

for the six months ended 31 March 2009

1 Basis of preparation

The unaudited interim condensed financial statements for the six months ended 31 March 2009 have been prepared in accordance with International Accounting Standard 34 'Interim Financial Reporting' ('IAS 34'), and have been prepared on the basis of International Financial Reporting Standards ('IFRSs') and International Financial Reporting Interpretations Committee ('IFRIC') interpretations as adopted by the European Union that are effective for the year ended 30 September 2009.

The unaudited interim condensed financial statements for the six months ended 31 March 2009, which were approved by the Board on 13 May 2009, and the comparative information in relation to the year ended 30 September 2008, do not comprise statutory accounts for the purpose of Section 240 of the Companies Act 1985 or Section 434 of the Companies Act 2006, and should be read in conjunction with the Annual Report for the year ended 30 September 2008. Those accounts have been reported upon by the Group's auditors and delivered to the Registrar of Companies. The report of the auditors was unqualified, did not include a reference to any matters to which the auditors drew attention by way of emphasis without qualifying their report and did not contain statements under Section 237 (2) or (3) of the Companies Act 1985 or Section 498 (2) or (3) of the Companies Act 2006.

An online version of the Annual Report is available at www.compass-group.com/annualreport08 and a PDF version can be downloaded from the Investor Relations section of the Group website at www.compass-group.com. The Report is also available from the Company on request.

The accounting policies and method of computation adopted in the preparation of the unaudited interim condensed financial statements are consistent with the policies applied by the Group in its consolidated financial statements for the year ended 30 September 2008 except as described below.

Changes in accounting policy

In the current financial year, the Group has adopted IFRS 8 'Operating Segments' and IFRIC 13 'Customer Loyalty Programmes'.

IFRS 8 requires operating segments to be identified on the basis of internal reports about components of the Group that are regularly reviewed by the chief operating decision maker to allocate resources to the segments and to assess their performance and is effective in the EU for accounting periods beginning on or after 1 January 2009. The Group has elected to adopt this standard early. In contrast, the predecessor Standard (IAS 14 'Segment Reporting') required the Group to identify two sets of segments (business and geographical), using a risks and rewards approach, with the Group's system of internal financial reporting to key management personnel serving only as the starting point for the identification of such segments.

The Group has determined in accordance with IFRS 8 that its reported operating segments will be based on geographies (which were the basis of its primary operating segments under IAS 14), and the segmental information set out in note 3 is presented on this basis. IFRS 8 also requires the disclosure of information about products and services. The Group has determined that it is appropriate to provide such information by sector (enhancing the previous disclosure made under IAS 14). Comparative data has been restated accordingly.

IFRIC 13 requires companies to allocate revenue between the goods purchased and the fair value of the customer loyalty award, and is effective in the EU for accounting periods beginning on or after 31 December 2008. The Group has elected to adopt this interpretation early. The Group does not operate any significant customer loyalty programmes and there has been no impact on the reported results as a consequence of adopting IFRIC 13.

2 Seasonality of operations

Overall, seasonality is not a significant factor across the Group. However, within individual sectors and geographies we do see some seasonal effects.
Revenues in the Education sector are lower outside term time and activity in the Business & Industry sector in Continental Europe slows down throughout the summer.

3 Segmental reporting

	Operating segments: Geographies				
	North America	Continental Europe	UK & Ireland	Rest of the World	Int Grou
Revenues	£m	£m	£m	£m	£
Six months to 31 March 2009					
External revenue	**3,082**	**1,769**	**939**	**1,138**	
Less: Discontinued operations	-	-	-	(1)	
External revenue - continuing	**3,082**	**1,769**	**939**	**1,137**	
Six months to 31 March 2008					

External revenue	2,267	1,488	965	872
Less: Discontinued operations	-	-	-	(3)
External revenue - continuing	2,267	1,488	965	869
Year ended 30 September 2008				
External revenue	4,553	3,021	1,926	1,947
Less: Discontinued operations	-	-	-	(7)
External revenue - continuing	4,553	3,021	1,926	1,940

(1) There is no inter-segmental trading

	Products and services: Sectors				
Revenues	Business & Industry £m	Education £m	Healthcare & Seniors £m	Sports & Leisure £m	Defenc Offshoi & Remo £
Six months to 31 March 2009					
External revenue	**3,133**	**1,204**	**1,296**	**648**	**64**
Less: Discontinued operations	-	-	-	-	(1
External revenue - continuing	**3,133**	**1,204**	**1,296**	**648**	**64**
Six months to 31 March 2008					
External revenue	2,613	928	967	529	55
Less: Discontinued operations	-	-	-	-	(3
External revenue - continuing	2,613	928	967	529	55
Year ended 30 September 2008					
External revenue	5,432	1,632	1,997	1,194	1,19
Less: Discontinued operations	-	-	-	-	(7
External revenue - continuing	5,432	1,632	1,997	1,194	1,18

(1) There is no inter-segmental trading

	Operating segments: Geographies			
Result	North America £m	Continental Europe £m	UK & Ireland £m	Rest of the World £m
Six months to 31 March 2009				
Total operating profit before associates and amortisation of intangibles arising on acquisition	**234**	**131**	**54**	**60**
Less: Discontinued operations	-	-	-	-
Operating profit before associates and amortisation				

of intangibles arising on acquisition - continuing	**234**	**131**	**54**	**60**
Less: Amortisation of intangibles arising on acquisition	-	-	-	(2)
Operating profit before associates - continuing	**234**	**131**	**54**	**58**
Add: Share of profit of associates	2	-	2	-
Operating profit - continuing	**236**	**131**	**56**	**58**
Finance income				
Finance costs				
Hedge accounting ineffectiveness				
Change in the fair value of investments and minority interest put options				
Profit before tax				
Income tax expense				
Profit for the period from continuing operations				

Six months to 31 March 2008

Total operating profit before associates and amortisation of intangibles arising on acquisition	153	106	52	38
Less: Discontinued operations	-	-	-	-
Operating profit before associates and amortisation of intangibles arising on acquisition - continuing	153	106	52	38
Less: Amortisation of intangibles arising on acquisition	-	-	-	-
Operating profit before associates - continuing	153	106	52	38
Add: Share of profit of associates	1	-	1	-
Operating profit - continuing	154	106	53	38
Finance income				
Finance costs				
Hedge accounting ineffectiveness				
Change in the fair value of investments and minority interest put options				
Profit before tax				
Income tax expense				
Profit for the period from continuing operations				

Year ended 30 September 2008

Total operating profit before associates and amortisation of intangibles arising on acquisition	311	197	108	103
Less: Discontinued operations	-	-	-	1
Operating profit before associates and amortisation of intangibles arising on acquisition - continuing	311	197	108	104
Less: Amortisation of intangibles arising on acquisition	-	-	-	(3)
Operating profit before associates - continuing	311	197	108	101
Add: Share of profit of associates	2	-	2	-
Operating profit - continuing	313	197	110	101
Finance income				
Finance costs				

82-5161

Hedge accounting ineffectiveness

Change in the fair value of investments and minority interest put options

Profit before tax

Income tax expense

Profit for the year from continuing operations

Balance sheet	Operating segments: Geographies					Unallocated		
	North America	Continental Europe	UK & Ireland	Rest of the World	Central activities	Current and deferred tax	Net debt	Total
	£m	£m	£m	£m	£m	£m	£m	£m
As at 31 March 2009								
Total assets	**2,585**	**1,175**	**2,130**	**935**	**3**	**336**	**817**	**7,981**
Total liabilities	**(1,011)**	**(975)**	**(357)**	**(514)**	**(352)**	**(272)**	**(2,074)**	**(5,555)**
Net assets/(liabilities)	**1,574**	**200**	**1,773**	**421**	**(349)**	**64**	**(1,257)**	**2,426**
Total assets include:								
Interests in associates -	**5**	**-**	**27**	**-**	**-**	**-**	**-**	**32**
As at 31 March 2008								
Total assets	1,824	997	2,135	829	11	258	420	6,474
Total liabilities	(688)	(815)	(317)	(424)	(412)	(192)	(1,630)	(4,478)
Net assets/(liabilities)	1,136	182	1,818	405	(401)	66	(1,210)	1,996
Total assets include:								
Interests in associates	2	-	23	-	-	-	-	25
As at 30 September 2008								
Total assets	2,100	960	2,124	855	8	275	599	6,921
Total liabilities	(855)	(837)	(308)	(489)	(364)	(258)	(1,604)	(4,715)
Net assets/(liabilities)	1,245	123	1,816	366	(356)	17	(1,005)	2,206
Total assets include:								
Interests in associates	1	-	27	-	-	-	-	28

4 Financing and other gains/losses

Finance income and costs are recognised in the income statement in the period in which they are earned or incurred.

Six months to 31 March

Finance income and costs	2009 £m	2008 £m
Finance income		
Bank interest	**11**	15
Other interest	**4**	-
Expected return on pension scheme assets net of amount charged to scheme liabilities (note 11)	**-**	1
Total finance income	**15**	16
Finance costs		
Bank loans and overdrafts	**8**	7
Other loans	**49**	41
Finance lease interest	**1**	1
Interest on bank loans, overdrafts, other loans and finance leases	**58**	49
Unwinding of discount on put options held by minority shareholders	**1**	-
Amount charged to pension scheme liabilities net of expected return on scheme assets (note 11)	**6**	-
Total finance costs	**65**	49
Finance costs by defined IAS 39[1] category		
Fair value through profit and loss (unhedged derivatives)	**4**	-
Derivatives in a fair value hedge relationship	**(4)**	5
Derivatives in a net investment hedge relationship	**(2)**	(3)
Other financial liabilities	**60**	47
Interest on bank loans, overdrafts, other loans and finance leases	**58**	49
Fair value through profit or loss (put options held by minority interests)	**1**	-
Outside of the scope of IAS 39 (pension scheme charge)	**6**	-
Total finance costs	**65**	49

(1) IAS 39 'Financial instruments: Recognition and Measurement'.

The Group uses derivative financial instruments such as foreign currency contracts and interest rate swaps to hedge the ı changes in foreign exchange rates and interest rates. As explained in section Q of the Group's accounting policies, such ı instruments are initially measured at fair value on the contract date, and are remeasured to fair value at subsequent repoı derivative financial instruments that do not qualify for hedge accounting, any gains or losses arising from changes in fair v to the income statement in the period.

The Group has a small number of outstanding put options which enable minority shareholders to require the Group to pur interest shareholding at an agreed multiple of earnings. These options are treated as derivatives over equity instruments ; the balance sheet at fair value which is re-evaluated at each period end. Fair value is based on the present value of expe The movement in fair value is recognised as income or expense within the income statement.

	Six months to 31 March	
Other (gains)/losses	2009 £m	2008 £m
Hedge accounting ineffectiveness		
Unrealised net (gains)/losses on unhedged derivative financial instruments [1]	**9**	8
Unrealised net (gains)/losses on derivative financial instruments in a designated fair value hedge[2]	**(69)**	(23)
Unrealised net (gains)/losses on the hedged item in a designated fair value hedge	**71**	23

Total hedge accounting ineffectiveness (gains)/losses	**11**	8

Change in the fair value of investments and minority interest put options		
Change in the fair value of investments [1], [3]	**2**	-
Change in fair value of minority interest put options (credit)/charge [1]	**3**	-
Total	**5**	-

(1) Categorised as 'fair value through profit or loss' (IAS 39).

(2) Categorised as derivatives that are designated and effective as hedging instruments carried at fair value (IAS 39).

(3) Life insurance policies used by overseas companies to meet the cost of unfunded post-employment benefit obligations included in note 11.

5 Tax

The income tax expense on continuing operations for the period is based on an estimated full year effective tax rate of 29% (last full year 29%).[1]

Recognised in the income statement:	Six months to 31 March		Year ended 30 September
	2009	2008	2008
Income tax expense on continuing operations	**£m**	£m	£m
Current year	**112**	79	176
Adjustment in respect of prior years	**8**	(8)	(3)
Current tax expense/(credit)	**120**	71	173
Current year deferred tax	**7**	10	(8)
Impact of changes in statutory tax rates	**-**	-	(1)
Adjustment in respect of prior years	**(15)**	-	5
Deferred tax expense/(credit)	**(8)**	10	(4)
Income tax expense/(credit) on continuing operations	**112**	81	169

(1) On an underlying basis.

The Group does not recognise deferred tax assets in respect of tax losses and other temporary differences where the recovery is uncertain. No deferred tax liability is recognised on temporary differences relating to the unremitted earnings of overseas operations as the Group is able to control the timing of the reversal of these temporary differences and it is probable that they will not reverse in the foreseeable future.

There has been no material change to the level of unrecognised deferred tax assets since 30 September 2008 (£56 million).

6 Discontinued operations

Period ended 31 March 2009:

The profit for the period from discontinued operations comprises the release of surplus provisions relating

to prior period disposals and discontinued operations.

Period ended 31 March 2008:

The profit for the period from discontinued operations comprises the release of surplus provisions and accruals relating to prior period disposals and discontinued operations.

Year ended 30 September 2008:

The profit for the year from discontinued operations of £53 million is comprised of the profit arising on the sale of two properties formerly occupied by Selecta, the European vending business, which was disposed of in July 2007, of £nil; an adjustment to deferred tax liabilities forming part of the net assets of businesses disposed of in prior years of £9 million; the release of surplus provisions of £38 million and accruals relating to prior year disposals of £11 million; and a loss after tax from trading activities of £1 million.

	Six months to 31 March		Year ended 30 September
	2009	2008	2008
Financial performance of discontinued operations	**£m**	£m	£m
Trading activities of discontinued operations (1)			
External revenue	**1**	3	7
Operating costs	**(1)**	(3)	(8)
Trading activities of discontinued operations before exceptional costs	**-**	-	(1)
Exceptional operating costs	**-**	-	-
Profit before tax	**-**	-	(1)
Income tax (expense)/credit	**-**	-	-
Profit after tax	**-**	-	(1)
Exceptional items: Disposal of net assets and other adjustments relating to discontinued operations			
Profit on disposal of net assets of discontinued operations	**-**	-	9
Increase in provisions related to discontinued operations	**-**	-	-
Release of surplus provisions and accruals related to discontinued operations (2), (3), (4)	**12**	16	49
Cumulative translation exchange loss recycled on disposals (5)	**-**	-	-
Profit on sale/closure of discontinued operations before tax	**12**	16	58
Income tax (expense)/credit	**-**	-	(4)
Total profit after tax	**12**	16	54
Profit/(loss) for the period from discontinued operations			
Profit/(loss) for the period from discontinued operations	**12**	16	53

(1) The trading activity relates to the final run-off of activity in businesses earmarked for closure.
(2) Released surplus provisions of £12 million in the period ended 31 March 2009.

(3) Released surplus provisions of £7 million and surplus accruals of £9 million, total £16 million, in the period ended 31 March 2008.
(4) Released surplus provisions of £38 million and surplus accruals of £11 million, total £49 million, in the year ended 30 September 2008.
(5) The Group manages foreign currency exposures in accordance with the policies set out in note 20 of the Company's Annual Report for the year ended 30 September 2008, matching its principal projected cash flows by currency to actual or effective borrowings in the same currency. As a result the cumulative exchange translation loss recycled on disposals is £nil (2008: £nil).

The profit/(loss) on disposal can be reconciled to the cash inflow/(outflow) from disposals as follows:

Net assets/(liabilities) disposed and disposal proceeds	Six months to 31 March 2009 £m	2008 £m
Net assets/(liabilities) disposed	-	-
Increase/(decrease) in retained liabilities (1), (2), (3)	**(43)**	(33)
Cumulative exchange translation loss recycled on disposals (4)	-	-
Profit on sale/closure of discontinued operations before tax	**12**	16
Consideration, net of costs	**(31)**	(17)
Consideration deferred to future periods	-	-
Cash disposed of	-	-
Cash inflow/(outflow) from current activity	**(31)**	(17)
Deferred consideration and other payments relating to previous disposals	-	7
Cash inflow/(outflow) from disposals	**(31)**	(10)

(1) Including the release of surplus provisions of £12 million and the utilisation of accruals / provisions in respect of warranty claims, legal claims and other indemnities of £3
31 March 2009. Total £43 million.
(2) Including the release of surplus provisions of £7 million and surplus accruals of £9 million, and utilised accruals / provisions in respect of purchase price adjustments, wa
indemnities of £17 million in the period ended 31 March 2008. Total £33 million.

(3) Including the release of surplus provisions of £38 million and surplus accruals of £11 million; the utilisation of provisions in respect of purchase price adjustments; warrar
indemnities of £25 million and the collection of other amounts totalling £6 million in the year ended 30 September 2008. Total £68 million.
(4) The Group manages foreign currency exposures in accordance with the policies set out in note 20 of the Company's Annual Report for the year ended 30 September 20
projected cash flows by currency to actual or effective borrowings in the same currency. As a result the cumulative exchange translation loss recycled on disposals is £nil (

There were no assets or liabilities included in disposal groups held for sale (on a debt free/cash free basis) at the b

7 Exceptional items

Exceptional items are disclosed and described separately in the interim financial statements where it is necessary
explain the financial performance of the Group. Items reported as exceptional are material items of income or expe
been shown separately due to the significance of their nature or amount.

All of the exceptional items occurring in the period relate to discontinued operations and are described in more det

Exceptional items	Six months to 31 March 2009 £m	2008 £m
Continuing operations		
Continuing operations	-	-

82-5161

Discontinued operations		
Profit on disposal of net assets and other adjustments relating to discontinued operations net of tax (note 6)	12	16
Discontinued operations	12	16

Continuing and discontinued operations		
Total	12	16

8 Earnings per share

The calculation of earnings per share is based on earnings after tax and the weighted average number of shares ir period. The adjusted earnings per share figures have been calculated based on earnings excluding the effect of di: operations, the amortisation of intangible assets arising on acquisition, hedge accounting ineffectiveness, and the (value of investments and minority interest put options and the tax attributable to these amounts. These items are e show the underlying trading performance of the Group.

	Six months to 31 March	
	2009	2008
Attributable profit	£m	£m
Profit for the period attributable to equity shareholders of the Company	**284**	213
Less: Profit for the period from discontinued operations	**(12)**	(16)
Attributable profit for the period from continuing operations	**272**	197
Add back: Amortisation of intangible assets arising on acquisition (net of tax)	**1**	-
Add back: Loss/(profit) from hedge accounting ineffectiveness (net of tax)	**8**	6
Add back: Change in the fair value of investments and minority interest put options (net of tax)	**4**	-
Underlying attributable profit for the period from continuing operations	**285**	203

	Six months to 31 March	
Average number of shares (millions of ordinary shares of 10p each)	2009	2008
Average number of shares for basic earnings per share	**1,846**	1,886
Dilutive share options	**5**	9
Average number of shares for diluted earnings per share	**1,851**	1,895
Basic earnings per share (pence)		
From continuing and discontinued operations	**15.4**	11.3
From discontinued operations	**(0.7)**	(0.9)
From continuing operations	**14.7**	10.4
Amortisation of intangible assets arising on acquisition (net of tax)	**0.1**	-
Hedge accounting ineffectiveness (net of tax)	**0.4**	0.4
Change in the fair value of investments and minority interest put options (net of tax)	**0.2**	-
From underlying continuing operations	**15.4**	10.8
Diluted earnings per share (pence)		
From continuing and discontinued operations	**15.3**	11.2
From discontinued operations	**(0.6)**	(0.8)

82-5161

From continuing operations	**14.7**	10.4
Amortisation of intangible assets arising on acquisition (net of tax)`	**0.1**	-
Hedge accounting ineffectiveness (net of tax)	**0.4**	0.3
Change in the fair value of investments and minority interest put options (net of tax)	**0.2**	-
From underlying continuing operations	**15.4**	10.7

9 Dividends

The interim dividend of 4.4 pence per share (2008: 4.0 pence per share), £81 million in aggregate[(1)], is payable on shareholders on the register at the close of business on 3 July 2009. The dividend was approved by the Board afte date, and has therefore not been reflected as a liability in the interim financial statements.

	Six months to 31 March	
	2009	2008
Dividends on ordinary shares of 10p each	**£m**	£m
Final 2007 - 7.2p per share	**-**	135
Interim 2008 - 4.0p per share	**-**	-
Final 2008 - 8.0p per share	**148**	-
Total dividends	**148**	135

(1) Based on the number of shares in issue at 31 March 2009 (1,847 million shares).

10 Provisions

	Six months to 31 March					
Provisions	Insurance £m	Discontinued and disposed businesses £m	Onerous contracts £m	Legal and other claims £m	Environmental £m	Total 2009 £m
Brought forward	**143**	**142**	**50**	**108**	**11**	**454**
Reclassified[(1)]	**-**	**(1)**	**1**	**1**	**-**	**1**
Expenditure in the year	**(2)**	**(21)**	**(3)**	**(6)**	**(1)**	**(33)**
Charged to income statement	**14**	**-**	**1**	**6**	**1**	**22**
Credited to income statement	**-**	**(12)**	**(1)**	**(2)**	**(1)**	**(16)**
Fair value adjustments arising on acquisitions	**-**	**-**	**-**	**-**	**-**	**-**
Business disposals - other activities	**-**	**-**	**-**	**-**	**-**	**-**
Unwinding of discount on provisions	**-**	**-**	**1**	**-**	**-**	**1**
Currency adjustment	**30**	**1**	**2**	**4**	**2**	**39**
Carried forward	**185**	**109**	**51**	**111**	**12**	**468**

82-5161

Provisions	As at 31 March
	2009
	£m
Current	120
Non-current	348
Total provisions	468

(1) Including items reclassified from accrued liabilities and other balance sheet captions.

The provision for insurance relates to the costs of self-funded insurance schemes and is essentially long-term in na

Provisions in respect of discontinued and disposed businesses relate to estimated amounts payable in connection contracts and claims arising from disposals. The final amount payable remains uncertain as, at the date of approva statements, there remains a further period during which claims may be received. The timing of any settlement will d nature and extent of claims received. Surplus provisions of £12 million were credited to the discontinued operations income statement in the period (six months ended 31 March 2008: £7 million, year ended 30 September 2008: £38

Provisions for onerous contracts represent the liabilities in respect of short-term and long-term leases on unoccupi other contracts lasting under five years.

Provisions for legal and other claims relate principally to the estimated cost of litigation and sundry other claims. Th settlement of these claims is uncertain.

Environmental provisions are in respect of potential liabilities relating to the Group's responsibility for maintaining it accordance with statutory requirements and the Group's aim to have a low impact on the environment. These prov to be utilised as operating sites are disposed of or as environmental matters are resolved.

11 Post-employment benefit obligations

The Group operates a number of pension arrangements throughout the world which have been developed in accordance with statutory requirements and local customs and practices. The majority of schemes are self administered and the schemes' assets are held independently of the Group's finances. Pension costs are assessed in accordance with the advice of independent, professionally qualified actuaries. The Group makes employer contributions to the various schemes in existence within the range of 6% - 35% of pensionable salaries. The arrangements are described in more detail in note 23 of the Company's Annual Report for the year ended 30 September 2008.

Post-employment benefit obligations:	Six months to 31 March					Year ended 30 September 2008
				Total	Total	
	UK	USA	Other	2009	2008	Total
Total (surplus)/deficit	£m	£m	£m	£m	£m	£m
Brought forward	**(17)**	**69**	**81**	**133**	70	70
Business acquisitions	**-**	**-**	**-**	**-**	4	2
Current service cost	**4**	**4**	**6**	**14**	12	23
Past service cost/(credit)	**-**	**-**	**-**	**-**	-	(2)
Amount charged to plan liabilities	**38**	**8**	**4**	**50**	43	92
Expected return on plan assets	**(36)**	**(6)**	**(2)**	**(44)**	(44)	(94)

Actuarial (gains)/losses	**88**	**9**	**2**	**99**	31	77
Employer contributions	**(11)**	**(5)**	**(9)**	**(25)**	(27)	(56)
Other movements	**-**	**-**	**-**	**-**	-	3
Currency adjustment	**-**	**18**	**13**	**31**	9	18
Carried forward	**66**	**97**	**95**	**258**	98	133

The deficit can be reconciled to the post-employment benefit obligations reported in the consolidated balance sheet as follows:

Post-employment benefit obligations:	As at 31 March		As at 30 September
	2009	2008	2008
Recognised in the balance sheet	**£m**	£m	£m
Total deficit of defined benefit pension plans per the above table	**258**	98	133
Surplus not recognised (1), (2)	**1**	79	-
Past service cost not recognised (1), (3)	**(2)**	-	(2)
Post-employment benefit obligations per the balance sheet	**257**	177	131

(1) The amount disclosed in 2009 relates to overseas schemes.
(2) The amount disclosed in 2008 relates to UK schemes.
(3) To be recognised over the remaining service life in accordance with IAS 19.

The actuarial gain/loss reported in the consolidated statement of recognised income and expense can be reconciled as follows:

	Six months to 31 March		Year ended 30 September
	2009	2008	2008
Actuarial adjustments	**£m**	£m	£m
Actuarial (gains)/losses per the above table	**99**	31	77
Increase/(decrease) in surplus not recognised	**1**	(13)	(92)
Actuarial (gains)/losses per the statement of recognised income and expense	**100**	18	(15)

12 Reconciliation of movements in equity

The Company commenced an on market share buy-back programme following the disposal of Select Service Part programme was extended following the disposal of Selecta in July 2007. A third phase of the programme commen

During the period, a total of 3,975,000 ordinary shares of 10 pence each were repurchased for consideration of £1 cancelled. No shares were repurchased between 31 March 2009 and the date of this report.

Reconciliation of movements in equity	Share capital £m	Share premium account £m	Capital redemption reserve £m	Own shares £m	Other reserves £m	Retained earnings £m	Minority interests £m	Total 2009 £m	
	Six months to 31 March								
Brought forward	184	178	44	(4)	4,401	(2,616)	19	2,206	2,
Total recognised income and expense	-	-	-	-	153	214	8	375	
Issue of shares (for cash)	1	8	-	-	-	-	-	9	
Fair value of share-based payments	-	-	-	-	4	-	-	4	
Settled in new shares (issued by the Company)	-	10	-	-	(10)	-	-	-	
Settled in cash or existing shares (2)	-	-	-	-	(1)	-	-	(1)	
Share buy-back (1)	-	-	-	-	-	(13)	-	(13)	(2
Buy-out of minority interest	-	-	-	-	-	-	(7)	(7)	
Fair value adjustments arising on acquisitions (3)	-	-	-	-	-	-	-	-	
Other changes	-	-	-	-	-	-	-	-	
	185	196	44	(4)	4,547	(2,415)	20	2,573	2,
Dividends paid to Compass shareholders (note 9)	-	-	-	-	-	(148)	-	(148)	(1
Dividends paid to minority interest	-	-	-	-	-	-	(1)	(1)	
(Increase)/decrease in own shares held for staff compensation schemes(4)	-	-	-	2	-	-	-	2	
Carried forward	185	196	44	(2)	4,547	(2,563)	19	2,426	1,

Other reserves	Share-based payment reserve £m	Merger reserve £m	Revaluation reserve £m	Translation reserve £m	Equity adjustment for put options £m	Total other reserves 2009 £m	res
	Six months to 31 March						
Brought forward	153	4,170	8	78	(8)	4,401	4,
Total recognised income and expense	-	-	(1)	154	-	153	
Fair value of share-based payments	4	-	-	-	-	4	
Settled in new shares (issued by the Company)	(10)	-	-	-	-	(10)	
Settled in cash or existing shares (2)	(1)	-	-	-	-	(1)	
Fair value adjustments arising on acquisition	-	-	-	-	-	-	
Carried forward	146	4,170	7	232	(8)	4,547	4,

(1) Including stamp duty and brokers commission.

(2) It was originally anticipated these payments would be satisfied by the issue of new shares. However, they were settled in cash or existing shares purchased in the marke
(3) The fair value adjustments arose on the acquisition of the remaining 50% interest in GR SA and relate to 100% of the shareholding. The portion of the fair value adjustm
existing 50% shareholding in GR SA was credited to the revaluation reserve in accordance with IFRS 3.
(4) These shares are held in trust and are used to satisfy some of the Group's liabilities to employees for share options, share bonus and long-term incentive plans.

13 Business combinations

The Group acquired 100% of Kimco Corporation ('Kimco'), a provider of facilities management services to the US Busine
31 December 2008 for a total consideration of £64 million (£63 million after adjusting for cash acquired). £52 million was
after adjusting for cash acquired), with the remaining £12 million being deferred.

In Germany, the Group strengthened its ability to provide support services with the acquisition of 100% of Plural Holding
March 2009 for a total consideration of £28 million (£21 million after adjusting for cash acquired). £24 million was paid at
adjusting for cash acquired), with the remaining £4 million being deferred.

On 16 December 2008 the Group agreed to acquire a number of food and retail outlets within UK hospitals from the McC
for consideration of up to £19 million in order to provide additional services in our core Healthcare market. The leases are
site-by-site basis. As at 31 March 2009 only two leases had been transferred for a total consideration of £2m.

The Group also made a number of small infill acquisitions in its US vending business for a total consideration of £7m.

On 9 October 2008 the Group bought out the remaining 40% minority interest in Stamfles Food Management Pte, its Sin
which provides food services; on 27 February 2009 it acquired the remaining 35% of Embaton SL, its Spanish subsidiary
and banqueting services; and on 27 March 2009 it acquired the remaining 5% minority interest in Seiyo Food - Compass
Japanese subsidiary, bringing the holding in all three companies to 100%. The combined consideration for the three trans
million.

	Acquisition of Kimco		Other acquisitions		Buy-out of minority interests	Adjust
	Book value £m	Fair value £m	Book value £m	Fair value £m	Fair value £m	
Net assets acquired						
Contract-related and other intangibles arising on acquisition	-	6	-	5	-	
Property, plant and equipment	3	3	3	10	-	
Inventories	1	1	-	-	-	
Trade and other receivables	11	11	10	10	-	
Cash and cash equivalents	1	1	7	7	-	
Other assets	1	1	-	-	-	
Short-term borrowings	-	-	(2)	(3)	-	
Trade and other payables	(9)	(9)	(7)	(7)	-	
Long-term borrowings	-	-	(6)	(12)	-	
Deferred tax liabilities	-	-	-	-	-	
Other liabilities	-	-	-	-	-	
Minority interest (note 12)	-	-	-	-	7	
Fair value of net assets acquired	8	14	5	10	7	
Goodwill arising on acquisition		50		27	5	
Total consideration		64		37	12	

Satisfied by

82-5161

Cash consideration and costs	52	32	12	
Deferred consideration	12	5	-	
	64	37	12	

Cash flow

Cash consideration	52	32	12	
Cash acquired	(1)	(7)	-	
Net cash outflow arising on acquisition	51	25	12	
Deferred consideration and other payments relating to previous acquisitions				
Prepayment relating to the acquisition of food and retail outlets in hospitals in the UK				
Total cash outflow arising from the purchase of subsidiary companies and investments in associated undertakings				

(1) Adjustments to provisional amounts in respect of prior year acquisitions in accordance with International Financial Reporting Standard 3 'Business Combinations' (IFRS :

Adjustments made to the fair value of assets acquired include the value of intangible assets, provisions and other adjustm acquisition in accordance with International Financial Reporting Standard 3 'Business Combinations' ('IFRS 3'). The adjus respect of the acquisitions in the six months to 31 March 2009 are provisional and will be finalised within 12 months of the

The goodwill arising on the acquisition of the businesses represents the premium the Group paid to acquire companies w existing business and create significant opportunities for cross selling and other synergies.

In the period from acquisition to 31 March 2009 the acquisitions contributed revenue of £20 million and operating profit of Group's results.

If the acquisitions had occurred on 1 October 2008, Group revenue for the period would have been £6,947 million and tot profit (including associates) would have been £454 million.

14 Reconciliation of operating profit to cash generated by operations

Reconciliation of operating profit to cash generated by continuing operations	Six months to 31 March 2009 £m	Six months to 31 March 2008 £m	Year ended 30 September 2008 £m
Operating profit from continuing operations	**449**	320	655
Adjustments for:			
Amortisation of intangible assets (2)	**38**	27	81
Amortisation of intangible assets arising on acquisition	**2**	-	3
Depreciation of property, plant and equipment (2)	**68**	57	125
(Gain)/loss on disposal of property, plant and equipment / intangible assets	**2**	-	2
(Gain)/loss on business disposals - other activities	**-**	-	(6)
Increase/(decrease) in provisions	**8**	17	21
Increase/(decrease) in post-employment benefit obligations	**(10)**	(15)	(33)
Share-based payments - charged to profits	**4**	10	14
Share-based payments - settled in cash or existing shares (1)	**(1)**	(4)	(5)

Operating cash flows before movement in working capital	**560**	412	857
(Increase)/decrease in inventories	**4**	(7)	(13)
(Increase)/decrease in receivables [(2)]	**69**	(81)	(108)
Increase/(decrease) in payables	**(136)**	25	179
Cash generated by continuing operations [(2)]	**497**	349	915

(1) It was originally anticipated these payments would be satisfied by the issue of new shares. However, they were settled in cash or existing shares purchased in the market.
(2) Certain contract-related assets previously included within property, plant and equipment and other receivables have been reclassified as intangible assets. The cash flow for the six months to
31 March 2008 has been restated accordingly. There is no impact on the income statement. The cash flow for the year ended 30 September 2008 was originally published on this basis.

15 Reconciliation of net cash flow to movement in net debt

On 30 October 2008, the Group raised and received a total of £187 million [(1)] in the US private placement market tł
five, seven and eight year loan notes.

Loan notes	Nominal value	
US$ private placement	$105m	(
US$ private placement	$162m	(
Sterling private placement	£35m	(

The following table is presented as additional information to show movement in net debt, defined as overdrafts, ban
borrowings, finance leases and derivative financial instruments, net of cash and cash equivalents during the period.

	Six months to 31 March							
Net debt	Cash and cash equivalents £m	Bank overdrafts £m	Bank and other borrowings £m	Total overdrafts and borrowings £m	Finance leases £m	Derivative financial instruments £m	Total gross debt £m	Net debt 2009 £m
Brought forward	**579**	**(29)**	**(1,512)**	**(1,541)**	**(53)**	**10**	**(1,584)**	**(1,005)**
Net increase/(decrease) in cash and cash equivalents	**128**	**-**	**-**	**-**	**-**	**-**	**-**	**128**
Cash (inflow) from private placement	**-**	**-**	**(187)**	**(187)**	**-**	**-**	**(187)**	**(187)**
Cash (inflow)/outflow from changes in other gross debt	**-**	**(14)**	**27**	**13**	**-**	**-**	**13**	**13**
Cash (inflow)/outflow from repayment of obligations under finance leases	**-**	**-**	**-**	**-**	**7**	**-**	**7**	**7**
(Increase)/decrease in net debt as a result of new finance leases taken out	**-**	**-**	**-**	**-**	**(1)**	**-**	**(1)**	**(1)**
Currency translation gains/								

(losses)	23	(13)	(196)	(209)	(10)	1	(218)	(195)
Acquisitions and disposals (excluding cash and overdrafts)	-	-	(8)	(8)	(7)	-	(15)	(15)
Other non-cash movements	-	(1)	(65)	(66)	-	63	(3)	(3)
Carried forward	730	(57)	(1,941)	(1,998)	(64)	74	(1,988)	(1,258)

Other non-cash movements are comprised as follows:

Other non-cash movements in net debt	Six months to 3 2009 £m
Bank overdrafts	(1)
Amortisation of the fair value adjustment in respect of the £250 million sterling Eurobond redeemable in 2014	2
Swap monetisation credit	4
Unrealised net gains/(losses) on bank and other borrowings in a designated fair value hedge	(71)
Bank and other borrowings	(65)
Changes in the value of derivative financial instruments	63
Other non-cash movements	(3)

(1) Originally estimated to be £185 million in note 35 of the Group's 2008 Annual Report.

16 Contingent liabilities

Performance bonds, guarantees and indemnities (1)	As at 31 March 2009 £m	 2008 £m
Performance bonds, guarantees and indemnities (including those of associated undertakings)	350	229

(1) Excludes bonds, guarantees and indemnities in respect of self-insurance liabilities, post-employment obligations and borrowings (including finance and operating leases or disclosed in note 18.

Performance bonds, guarantees and indemnities

The Company and certain subsidiary undertakings have, in the normal course of business, given guarantees and e indemnities in respect of such guarantees relating to the Group's own contracts and / or the Group's share of certa obligations of joint ventures and associates. Where the Group enters into such arrangements, it does so in order tc the beneficiary that it will fulfil its existing contractual obligations. The issue of such guarantees and indemnities do increase the Group's overall exposure and the disclosure of such performance bonds, guarantees and indemnities information purposes only.

Eurest Support Services

On 21 October 2005, the Company announced that it had instructed Freshfields Bruckhaus Deringer to conduct an relationships between Eurest Support Services ('ESS') (a member of the Group), IHC Services Inc. ('IHC') and the & Young assisted Freshfields Bruckhaus Deringer in this investigation. On 1 February 2006, it was announced that concluded.

The investigation established serious irregularities in connection with contracts awarded to ESS by the UN. The wc Freshfields Bruckhaus Deringer and Ernst & Young gave no reason to believe that these issues extended beyond within ESS to other parts of ESS or the wider Compass Group of companies.

The Group settled all outstanding civil litigation against it in relation to this matter in October 2006, but litigation cor competitors of ESS, IHC and other parties involved in UN procurement.

IHC's relationship with the UN and ESS was part of a wider investigation into UN procurement activity being condu States Attorney's Office for the Southern District of New York, and with which the Group co-operated fully. The curı investigation is uncertain and a matter for the US authorities. Those investigators could have had access to source Group, Freshfields Bruckhaus Deringer or Ernst & Young, and further information may yet emerge which is inconsi additional to, the findings of the Freshfields Bruckhaus Deringer investigation, which could have an adverse impact Group has however not been contacted by, or received further requests for information from, the United States Att Southern District of New York in connection with these matters since January 2006. The Group has cooperated ful throughout.

Eurest (Portugal) Sociedade Europeia Restaurantes LDA

In February 2007, the Group's Portuguese business, Eurest (Portugal) Sociedade Europeia Restaurantes LDA, wa Portuguese Competition Authority ('PCA') as part of an investigation into possible past breaches of competition law other caterers in the sector. The PCA investigation relates to a part of the Portuguese catering business which sen sector contracts. The Group is cooperating fully with the PCA. The investigation has been ongoing for some while will take sometime to complete. The outcome cannot be predicted at this point. Revenues of the Portuguese busin 30 September 2008 were £110 million (€145 million).

Other litigation

The Group is also involved in various other legal proceedings incidental to the nature of its business and maintains reduce financial risk associated with claims related to these proceedings. Where appropriate, provisions are made uninsured losses.

Outcome

Although it is not possible to predict the outcome of these proceedings, or any claim against the Group related ther the directors, any uninsured losses resulting from the ultimate resolution of these matters will not have a material e position of the Group.

Minimum profits guarantee

The Group has provided a guarantee to one of its joint venture partners over the level of profits which will accrue tc periods. The maximum amount payable under this guarantee is £35 million, which would be payable in respect of t 2007 to 31 December 2010. Based on the latest management projections, no overall liability is expected to arise in guarantee; however, the phasing of profits over the period covered by this guarantee is expected to give rise to a n payments / repayments between the parties.

17 Capital commitments

	As at 31 March		As at 30 September
	2009	2008	2008
Capital commitments	**£m**	£m	£m
Contracted for but not provided for	**69**	23	28

18 Operating lease and concessions commitments

The Group leases offices and other premises under non-cancellable operating leases. The leases have varying ter options, escalation clauses and renewal rights. The Group has some leases that include revenue-related rental pa contingent on future levels of revenue.

There has been no material change to the level of future minimum rentals payable under non-cancellable operatin(concession agreements since 30 September 2008.

19 Related party transactions

The following transactions were carried out with related parties of Compass Group PLC:

Subsidiaries
Transactions between the ultimate parent company and its subsidiaries, and between subsidiaries, have been elim consolidation.

Joint ventures
There were no significant transactions between joint ventures or joint venture partners and the rest of the Group dι save for a payment of £3 million (which is expected to be recovered in subsequent years) under the terms of the m guarantee referred to in note 16.

Associates
There were no significant transactions with associated undertakings during the period.

Key management personnel
During the period there were no material transactions or balances between the Group and its key management pe members of their close family, other than from remuneration.

20 Post balance sheet events

There have been no material post balance sheet events.

21 Exchange rates

Exchange rates	Six months to 31 March 2009	Six months to 31 March 2008	Year ended 30 September 2008
Average exchange rate for period			
Australian Dollar	**2.24**	2.24	2.19
Brazilian Real	**3.39**	3.56	3.40
Canadian Dollar	**1.84**	2.00	1.99
Euro	**1.16**	1.36	1.32
Japanese Yen	**147.71**	220.10	212.97
Norwegian Krone	**10.25**	10.84	10.53
South African Rand	**14.59**	14.53	14.66
Swedish Krona	**12.18**	12.77	12.40
Swiss Franc	**1.75**	2.23	2.14
UAE Dirham	**5.60**	7.41	7.25
US Dollar	**1.52**	2.02	1.97
Closing exchange rate as at end of period			
Australian Dollar	**2.06**	2.17	2.26

Brazilian Real	**3.26**	3.46	3.44
Canadian Dollar	**1.78**	2.03	1.90
Euro	**1.08**	1.26	1.27
Japanese Yen	**140.41**	198.35	189.23
Norwegian Krone	**9.51**	10.17	10.54
South African Rand	**13.71**	16.08	14.76
Swedish Krona	**11.68**	11.85	12.43
Swiss Franc	**1.64**	1.99	2.00
UAE Dirham	**5.26**	7.31	6.55
US Dollar	**1.43**	1.99	1.78

(1) Average rates are used to translate the income statement and cash flow. Closing rates are used to translate the balance sheet. Only the most significant currencies are shown.

Notes to Editors:

(a) Compass Group is the world's largest foodservice company with annual revenue of over £11 billion operating in 55 countries.

(b) MAP is a simple, but clearly defined Group operating framework. MAP focuses on five key value drivers, enabling the businesses to deliver disciplined, profitable growth with the focus more on organic growth and like for like growth.

The five key value drivers are:

MAP 1: Client sales and marketing
MAP 2: Consumer sales and marketing
MAP 3: Cost of food
MAP 4: Unit costs
MAP 5: Above unit overheads

(c) The timetable for payment of the interim dividend of 4.4 p per share is as follows:

Ex dividend date:	1 July 2009
Record date:	3 July 2009
Payment date:	3 August 2009

(d) The Interim Results Announcement was approved by the Directors on 13 May 2009.

The Interim Results Announcement does not comprise statutory accounts within the meaning of section 240 of the Companies Act 1985 or Section 434 of the Companies Act 2006.

(e) Forward looking statements

This Interim Results Announcement contains forward looking statements within the meaning of Section 27A of the Securities Act 1933, as amended, and Section 21E of the Securities Exchange Act 1934, as amended. These statements are subject to a number of risks and uncertainties and actual results and events could differ materially from those currently being anticipated as reflected in such forward looking statements. The terms 'expect', 'should be', 'will be', 'is likely to' and similar expressions identify forward looking statements. Factors which may cause future outcomes to differ from those foreseen in forward looking statements include, but are not limited to: general economic conditions and business conditions in Compass Group's markets; exchange rate fluctuations; customers' and clients' acceptance of its products and services; the actions of competitors; and legislative, fiscal and regulatory developments.

(f) A presentation for analysts and investors will take place at 9:30 a.m. (BST/London) on Wednesday 13 May 2009 at Merrill Lynch Financial Centre, 2 King Edward Street, London, EC1A 1HQ.

The live presentation can also be accessed via both a teleconference and webcast:

- To listen to the live presentation via teleconference, dial +44 (0) 20 8609 0581.
- To view the presentation slides and/or listen to a live webcast of the presentation, go to www.compass-group.com or www.cantos.com.
- Please note that remote listeners will not be able to ask questions during the Q&A session.

A replay recording of the presentation will also be available via teleconference and webcast:

- A teleconference replay of the presentation will be available from 12:00 noon (BST/London) on Wednesday 13 May 2009 for five working days. To hear the replay, dial +44 (0) 208 609 0289, passcode 262220#.
- A webcast replay of the presentation will be available for six months, at www.compass-group.com and www.cantos.com

Enquiries:		
Investors/Analysts	Andrew Martin/Sarah John	+44 (0) 1932 573000
Media	Chris King	+44 (0) 1932 573116

Website:	www.compass-group.com

This information is provided by RNS
The company news service from the London Stock Exchange

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©2009 London Stock Exchange plc. All rights reserved

82-5161

Regulatory Announcement

Go to market news section

Free annual report

Company	Compass Group PLC
TIDM	CPG
Headline	Director/PDMR Shareholding
Released	15:10 13-May-09
Number	1921S15

RNS Number : 1921S
Compass Group PLC
13 May 2009

COMPASS GROUP PLC: DIRECTOR/PDMR SHAREHOLDING

Compass Group PLC (the "Company") announces the following changes in the interests of Directors and Persons Discharging Managerial Responsibility ("PDMR") in ordinary shares of 10 pence each in the share capital of the Company ("Shares").

Share Option Exercise

On 13 May 2009, Gary Green, a Director, who is responsible for the Group's US, Canadian and Mexican businesses, exercised 467,925 share options at an option price of 316.10p per Share and disposed of all the resulting Shares at 358.4134p per Share. The share options were granted to Mr Green on 29 September 1999 under the Compass Group 1999 Executive Share Option Plan and were exercisable by him from 29 September 2002 until 28 September 2009, after which time they would lapse if unexercised.

Following the transaction detailed above, Mr Green is interested in Shares as shown below:

NAME	NUMBER OF SHARES	PERCENTAGE OF ISSU SHARE CAPIT
Gary Green	996,395	0.05:

82-5161

ENDS

Enquiries:

Compass Group PLC
+44 (0)1932 573000

Investors/Analysts: Mark J White, General Counsel & Company Secretary
Media: Chris King, Group Head of Media Relations

Note to Editors
Compass Group is the world's leading foodservice company. We specialise in providing food, vending and related services on our clients' premises and we generated annual revenues of around £11 billion in the year to 30 September 2008. The company operates across the following core sectors of Business and Industry (B&I), Defence, Offshore & Remote Site, Healthcare, Education, Sports & Leisure and Vending with an established brand portfolio. For more information visit www.compass-group.com.

This information is provided by RNS
The company news service from the London Stock Exchange

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©2009 London Stock Exchange plc. All rights reserved

82-5161

Regulatory Announcement

Go to market news section

Free annual report

Company	Compass Group PLC
TIDM	CPG
Headline	Holding(s) in Company
Released	14:11 14-May-09
Number	2681S14

RNS Number : 2681S
Compass Group PLC
14 May 2009

Compass Gr up PLC

TR-1: Notifications of Major Interests in Shares

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached:
Compass Group PLC

2. Reason for the notification
(please place an X inside the appropriate bracket/s):

An acquisition or disposal of voting rights: (X)

An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached: ( )

An event changing the breakdown of voting rights: ( )

Other (please specify) : ( )
....

3. Full name of person(s) subject to notification obligation:
Credit Suisse Securities (Europe) Limited

4. Full name of shareholder(s) (if different from 3) :
Credit Suisse International
Credit Suisse Investment Banking Division
Clariden Leu
Credit Suisse Securities USA LLC

5. Date of transaction (and date on which the threshold is crossed or reached if different):
13/05/2009

6. Date on which issuer notified:
14/05/2009

7. Threshold(s) that is/are crossed or reached:
Below 3%

8. Notified Details:

A: Voting rights attached to shares

Class/type of shares if possible use ISIN CODE	**Situation previous to the triggering transact**	
	Number of shares	**Number of voting rig**
GB0005331532	55,969,959	55,969,959

Class/type of shares if possible use ISIN CODE	**Resulting situation after the triggering**		
	Number of shares	**Number of voting rights**	
		Direct	**Indirect**
GB0005331532	Below 3%	Below 3%	n/a

B: Financial Instruments
Resulting situation after the triggering transaction

Type of financial instrument	Expiration date	Exercise/conversion period/date	No. that acq inst con

Total (A+B)

Number of voting rights	% of voting rights
Below 3%	Below 3%

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable :

Credit Suisse Securities (Europe) Limited is a part of the Investment Banking division of Credit Suisse ("CSIBD"), which is part of the Credit Suisse Group ("CSG"). CSIBD is a segregated business unit within CSG with an independent management structure and exercises its voting rights independently from other divsions of CSG

Proxy Voting:

10. Name of proxy holder:

....

11. Number of voting rights proxy holder will cease to hold:

....

12. Date on which proxy holder will cease to hold voting rights:

....

13. Additional information:

....

14. Contact name:
Mark White
General Counsel and Company Secretary
Compass Group PLC

15. Contact telephone number:
+44 1932 573000

This information is provided by RNS
The company news service from the London Stock Exchange

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©2009 London Stock Exchange plc. All rights reserved



82-5161

III REPORTS FILED WITH THE UNITED KINGDOM LISTING AUTHORITY

None this period.

RECEIVED
2008 JUN -8 P 12:52


COMPASS
GROUP

82-5161

IV INFORMATION FILED AT COMPANIES HOUSE IN THE UNITED KINGDOM

RECEIVED
2008 JUN -8 P 12:52

RECEIVED
2009 JUN -8 P 12:52


Companies House
for the record

88(2)

(Revised 2005)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHW P000

Company Number	4083914
Company name in full	Compass Group PLC

Shares allotted (including bonus shares):
(see Guidance Booklet GBA6)

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box)

	From Day	From Month	From Year	To Day	To Month	To Year
	27	04	2009	01	05	2009

Class of shares (ordinary or preference etc)	Ordinary	Ordinary	Ordinary
Number allotted	48,000	25,975	5,550
Nominal value of each share	£0.10	£0.10	£0.10
Amount (if any) paid or due on each share (including any share premium)	£2.10	£2.2925	£2.925

List the names and addresses of the allottees and the number and class of shares allotted to each overleaf

If the allotted shares (including bonus shares) are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
% (if any) that each share is to be paid up in cash			

Consideration for which the shares were allotted
(This information must be supported by the original or a certified copy of the contract or by Form 88(3) if the contract is not in writing)

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

09/2005

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ — DX 33050 Cardiff
for companies registered in England and Wales
or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB — DX 235 Edinburgh
for companies registered in Scotland — or LP - 4 Edinburgh 2


Companies House
for the record

Please complete in typescript, or in bold black capitals.
CHW P000

88(2)
(Revised 2005)
Return of Allotment of Shares

Company Number	4083914
Company name in full	Compass Group PLC

Shares allotted (including bonus shares):
(see Guidance Booklet GBA6)

	From Day	From Month	From Year	To Day	To Month	To Year
Date or period during which shares were allotted (If shares were allotted on one date enter that date in the "from" box)	27	04	2009	01	05	2009

Class of shares (ordinary or preference etc)	Ordinary	Ordinary	Ordinary
Number allotted	1,250	17,500	15,000
Nominal value of each share	£0.10	£0.10	£0.10
Amount (if any) paid or due on each share (including any share premium)	£3.1375	£3.1625	£3.20

List the names and addresses of the allottees and the number and class of shares allotted to each overleaf

If the allotted shares (including bonus shares) are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
% (if any) that each share is to be paid up in cash			

Consideration for which the shares were allotted (This information must be supported by the original or a certified copy of the contract or by Form 88(3) if the contract is not in writing)	

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

09/2005

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ — DX 33050 Cardiff
for companies registered in England and Wales
or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB — DX 235 Edinburgh
for companies registered in Scotland — or LP - 4 Edinburgh 2

Names and addresses of the allottees

82-5161

Shareholder details (list joint allottees as one shareholder)	Shares and share class allotted	
Name(s)	Class of shares allotted	Number allotted
Cazenove Nominees Limited		
Address		
Participant ID: 142 CN, Designation: ESOS,	Ordinary	112,425
20 Moorgate, London		
UK Postcode EC2R 6DA		
Name(s)	Class of shares allotted	Number allotted
Mr Mark Pendlebery		
Address		
47 Beaconsfield Road, Aston Clinton,	Ordinary	850
Aylesbury, Buckinghamshire		
UK Postcode HP22 5JX		
Name(s)	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name(s)	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name(s)	Class of shares allotted	Number allotted
Address		
UK Postcode		

Please enter the number of continuation sheets (if any) attached to this form

Signed [signature] Date 1 May 2009

** ~~A director~~ / secretary / ~~administrator / administrative receiver / receiver / official receiver / receiver manager / voluntary arrangement supervisor~~

*** Please delete as appropriate*

Contact Details
You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Miss C M Jaccard, Group Secretariat,
Compass Group PLC, Compass House, Guildford Street,
Chertsey, Surrey, KT16 9BQ Tel 01932 574225
DX number DX exchange

Form 88(2) Back-up

Week Ending 1 May 2009

Name	Exercise Date	Allotment Date	Allotted To	Grant Date	Option Price	Shares Allotted
Kirk Wolfinbarger	27-Apr-2009	27-Apr-2009	Cazenove Nominees (ESOS)	14-Dec-2005	£2.1000	3,000
Raj Pragasam	28-Apr-2009	28-Apr-2009	Cazenove Nominees (ESOS)	14-Dec-2005	£2.1000	15,000
Robert Lonsdale	28-Apr-2009	28-Apr-2009	Cazenove Nominees (ESOS)	14-Dec-2005	£2.1000	15,000
Gary Dear	01-May-2009	01-May-2009	Cazenove Nominees (ESOS)	14-Dec-2005	£2.1000	15,000
						48,000
Vicky Puncheon	28-Apr-2009	28-Apr-2009	Cazenove Nominees (ESOS)	01-Dec-2004	£2.2925	2,000
Robert Lonsdale	28-Apr-2009	28-Apr-2009	Cazenove Nominees (ESOS)	01-Dec-2004	£2.2925	21,875
Alan Bowron	01-May-2009	01-May-2009	Cazenove Nominees (ESOS)	01-Dec-2004	£2.2925	1,250
						25,125
Mark Pendlebery	30-Apr-2009	30-Apr-2009	Individual	01-Dec-2004	£2.2925	850
						850
Robert Lonsdale	28-Apr-2009	28-Apr-2009	Cazenove Nominees (ESOS)	30-Sep-2002	£2.9250	5,550
						5,550
Alan Bowron	01-May-2009	01-May-2009	Cazenove Nominees (ESS)	04-Dec-2002	£3.1375	1,250
						1,250
Robert Lonsdale	28-Apr-2009	28-Apr-2009	Cazenove Nominees (ESS)	03-Aug-2004	£3.1625	17,500
						17,500
Robert Lonsdale	28-Apr-2009	28-Apr-2009	Cazenove Nominees (ESS)	28-May-2003	£3.2000	15,000
						15,000

Totals

Cazenove Nominees (ESOS)	112,425
HSDL Nominees	0
Individuals	850
Total	**113,275**

£2.1000	48,000
£2.2925	25,975
£2.9250	5,550
£3.1375	1,250
£3.1625	17,500
£3.2000	15,000
Total	**113,275**

RECEIVED
2009 JUN -8 P 12:-2


Companies House
for the record

88(2)

(Revised 2005)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHW P000

Company Number	4083914
Company name in full	Compass Group PLC

Shares allotted (including bonus shares):
(see Guidance Booklet GBA6)

	From (Day / Month / Year)	To (Day / Month / Year)
Date or period during which shares were allotted (If shares were allotted on one date enter that date in the "from" box)	04 05 2009	08 05 2009

Class of shares (ordinary or preference etc)	Ordinary	Ordinary	Ordinary
Number allotted	3,375	13,000	17,100
Nominal value of each share	£0.10	£0.10	£0.10
Amount (if any) paid or due on each share (including any share premium)	£1.792	£2.10	£2.2925

List the names and addresses of the allottees and the number and class of shares allotted to each overleaf

If the allotted shares (including bonus shares) are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
% (if any) that each share is to be paid up in cash			

Consideration for which the shares were allotted (This information must be supported by the original or a certified copy of the contract or by Form 88(3) if the contract is not in writing)	

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

09/2005

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ — DX 33050 Cardiff
for companies registered in England and Wales — or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB — DX 235 Edinburgh
for companies registered in Scotland — or LP - 4 Edinburgh 2

82-5161


Companies House
for the record

88(2)

(Revised 2005)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHW P000

Company Number	4083914
Company name in full	Compass Group PLC

Shares allotted (including bonus shares):
(see Guidance Booklet GBA6)

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (If shares were allotted on one date enter that date in the "from" box)	04	05	2009	08	05	2009

Class of shares (ordinary or preference etc)	Ordinary	Ordinary	Ordinary
Number allotted	370	8,000	7,000
Nominal value of each share	£0.10	£0.10	£0.10
Amount (if any) paid or due on each share (including any share premium)	£2.925	£3.1625	£3.20

List the names and addresses of the allottees and the number and class of shares allotted to each overleaf

If the allotted shares (including bonus shares) are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
% (if any) that each share is to be paid up in cash			

Consideration for which the shares were allotted (This information must be supported by the original or a certified copy of the contract or by Form 88(3) if the contract is not in writing)	

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

09/2005

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ — DX 33050 Cardiff
for companies registered in England and Wales
or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB — DX 235 Edinburgh or LP - 4 Edinburgh 2
for companies registered in Scotland

Names and addresses of the allottees

Shareholder details (list joint allottees as one shareholder)	Shares and share class allotted: Class of shares allotted	Shares and share class allotted: Number allotted
Name(s): Cazenove Nominees Limited Address: Participant ID: 142 CN, Designation: ESOS, 20 Moorgate, London UK Postcode: EC2R 6DA	Ordinary	35,470
Name(s): Mr Ian Paul Davey Address: 42 Corbet Ride, Linslade, Leighton Buzzard, Bedfordshire UK Postcode: LU7 2SJ	Ordinary	3,375
Name(s): Nuala Mary Fitzpatrick Address: 3 Broad Oaks Road, Solihull, West Midlands UK Postcode: B91 1JA	Ordinary	10,000
Name(s): Address: UK Postcode:		
Name(s): Address: UK Postcode:		

Please enter the number of continuation sheets (if any) attached to this form [ ]

Signed [signature] Date 8/5/09

** ~~A director~~ / secretary / ~~administrator / administrative receiver / receiver / official receiver / receiver manager / voluntary arrangement supervisor~~

*** Please delete as appropriate*

Contact Details
You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Miss C M Jaccard, Group Secretariat,
Compass Group PLC, Compass House, Guildford Street,
Chertsey, Surrey, KT16 9BQ Tel 01932 574225
DX number DX exchange

Form 88(2) Back-up

Week Ending 8 May 2009

Name	Exercise Date	Allotment Date	Allotted To	Grant Date	Option Price	Shares Allotted
UK Sharesave	06-May-2009	06-May-2009	Individual	01-Sep-2005	£1.7920	3,375
						3,375
Nuala Fitzgerald	07-May-2009	07-May-2009	Individual	14-Dec-2005	£2.1000	5,000
						5,000
Anne Moser	06-May-2009	06-May-2009	Cazenove Nominees (ESOS)	14-Dec-2005	£2.1000	8,000
						8,000
Jill Wells	05-May-2009	05-May-2009	Cazenove Nominees (ESOS)	01-Dec-2004	£2.2925	850
Anne Moser	06-May-2009	06-May-2009	Cazenove Nominees (ESOS)	01-Dec-2004	£2.2925	10,000
Deborah Moller-Andersen	07-May-2009	07-May-2009	Cazenove Nominees (ESOS)	01-Dec-2004	£2.2925	1,250
						12,100
Nuala Fitzgerald	07-May-2009	07-May-2009	Individual	01-Dec-2004	£2.2925	5,000
						5,000
Anne Moser	06-May-2009	06-May-2009	Cazenove Nominees (ESOS)	30-Sep-2002	£2.9250	370
						370
Anne Moser	06-May-2009	06-May-2009	Cazenove Nominees (ESS)	03-Aug-2004	£3.1625	8,000
						8,000
Anne Moser	06-May-2009	06-May-2009	Cazenove Nominees (ESS)	28-May-2003	£3.2000	7,000
						7,000

Totals

Cazenove Nominees (ESOS)	35,470
HSDL Nominees	0
Individuals	13,375
Total	**48,845**

£1.7920	3,375
£2.1000	13,000
£2.2925	17,100
£2.9250	370
£3.1625	8,000
£3.2000	7,000
Total	**48,845**

82-5161

RECEIVED
2008 JUN -8 P 12:32


Companies House
for the record

88(2)

(Revised 2005)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHW P000

Company Number	4083914
Company name in full	Compass Group PLC

Shares allotted (including bonus shares):
(see Guidance Booklet GBA6)

	From (Day Month Year)	To (Day Month Year)
Date or period during which shares were allotted (If shares were allotted on one date enter that date in the "from" box)	11 05 2009	15 05 2009

Class of shares (ordinary or preference etc)	Ordinary	Ordinary	Ordinary
Number allotted	5,098	138,500	178,975
Nominal value of each share	£0.10	£0.10	£0.10
Amount (if any) paid or due on each share (including any share premium)	£1.792	£2.10	£2.2925

List the names and addresses of the allottees and the number and class of shares allotted to each overleaf

If the allotted shares (including bonus shares) are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
% (if any) that each share is to be paid up in cash			

Consideration for which the shares were allotted (This information must be supported by the original or a certified copy of the contract or by Form 88(3) if the contract is not in writing)	

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

09/2005

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ — DX 33050 Cardiff
for companies registered in England and Wales
or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB — DX 235 Edinburgh
for companies registered in Scotland — or LP - 4 Edinburgh 2


Companies House

88(2)

(Revised 2005)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHW P000

Company Number	4083914
Company name in full	Compass Group PLC

Shares allotted (including bonus shares):
(see Guidance Booklet GBA6)

	From	To
Date or period during which shares were allotted (If shares were allotted on one date enter that date in the "from" box)	Day 11 Month 05 Year 2009	Day 15 Month 05 Year 2009

Class of shares (ordinary or preference etc)	Ordinary	Ordinary	Ordinary
Number allotted	36,815	117,073	2,000
Nominal value of each share	£0.10	£0.10	£0.10
Amount (if any) paid or due on each share (including any share premium)	£2.925	£3.128	£3.1375

List the names and addresses of the allottees and the number and class of shares allotted to each overleaf

If the allotted shares (including bonus shares) are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
% (if any) that each share is to be paid up in cash			

Consideration for which the shares were allotted
(This information must be supported by the original or a certified copy of the contract or by Form 88(3) if the contract is not in writing)

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ DX 33050 Cardiff
for companies registered in England and Wales or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB DX 235 Edinburgh
for companies registered in Scotland or LP - 4 Edinburgh 2


09/2005


Companies House

88(2)

(Revised 2005)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHW P000

Company Number	4083914
Company name in full	Compass Group PLC

Shares allotted (including bonus shares):
(see Guidance Booklet GBA6)

Date or period during which shares were allotted (If shares were allotted on one date enter that date in the "from" box)	From	To
	Day 11 Month 05 Year 2009	Day 15 Month 05 Year 2009

Class of shares (ordinary or preference etc)	Ordinary	Ordinary	Ordinary
Number allotted	467,925	75,000	52,500
Nominal value of each share	£0.10	£0.10	£0.10
Amount (if any) paid or due on each share (including any share premium)	£3.161	£3.1625	£3.20

List the names and addresses of the allottees and the number and class of shares allotted to each overleaf

If the allotted shares (including bonus shares) are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
% (if any) that each share is to be paid up in cash			

Consideration for which the shares were allotted (This information must be supported by the original or a certified copy of the contract or by Form 88(3) if the contract is not in writing)	

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ for companies registered in England and Wales — DX 33050 Cardiff

or

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB for companies registered in Scotland — DX 235 Edinburgh or LP - 4 Edinburgh 2



Names and addresses of the allottees

Shareholder details (list joint allottees as one shareholder)	Shares and share class allotted	
	Class of shares allotted	Number allotted
Name(s): Cazenove Nominees Limited Address: Participant ID: 142 CN, Designation: ESOS, 20 Moorgate, London UK Postcode EC2R 6DA	Ordinary	1,068,788
Name(s): Ms Nuala Mary Fitzgerald Address: 3 Broad Oaks Road, Solihull, West Midlands UK Postcode B91 1JA	Ordinary	5,098
Name(s): Address: UK Postcode		
Name(s): Address: UK Postcode		
Name(s): Address: UK Postcode		

Please enter the number of continuation sheets (if any) attached to this form

Signed [signature] **Date** 19/5/09

** ~~A director~~ / secretary / ~~administrator / administrative receiver / receiver / official receiver / receiver manager / voluntary arrangement supervisor~~

** *Please delete as appropriate*

Contact Details
You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Miss C M Jaccard, Group Secretariat,
Compass Group PLC, Compass House, Guildford Street,
Chertsey, Surrey, KT16 9BQ Tel 01932 574225
DX number DX exchange


Companies House
for the record

RECEIVED
2008 JUN -8

288a

APPOINTMENT of director or secretary

(NOT for resignation (use Form 288b) or change of particulars (use Form 288c))

Please complete in typescript, or in bold black capitals.

CHWP000

Company Number	4083914
Company Name in full	Compass Group PLC

	Day	Month	Year
Date of appointment	08	05	2009
†Date of Birth	15	05	1959

Appointment form

Notes on completion appear on reverse.

Appointment as director: ✓ | as secretary: ☐

Please mark the appropriate box. If appointment is as a director and secretary mark both boxes.

NAME *Style / Title	Mr	*Honours etc	
Forename(s)	Donald Austin		
Surname	Robert		
Previous Forename(s)		Previous Surname(s)	
†† Usual residential address	21 Marlborough Place		
Post town	London	Postcode	NW8 0PG
County / Region		Country	England
†Nationality	British	†Business occupation	Director
†Other directorships (additional space overleaf)			

†† Tick this box if the address shown is a service address for the beneficiary of a Confidentiality Order granted under the provisions of section 723B of the Companies Act 1985 ☐

I consent to act as ** director / secretary of the above named company

Consent signature [signature] **Date** 19/05/2---

A director, secretary etc must sign the form below.

Signed [signature] **Date** 20/5/09

(**a director / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~)

* Voluntary details.
† Directors only.
**Delete as appropriate

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record..

C Logan
Compass Group PLC, Compass House, Guildford Street, Chertsey
KT16 9BQ Tel 01932 573000
DX number DX exchange

Companies House receipt date barcode

This form has been provided free of charge by Companies House

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ DX 33050 Cardiff
for companies registered in England and Wales or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland DX 235 Edinburgh
or LP - 4 Edinburgh 2

Company Number 4083914

† Directors only.

†Other directorships

Experian Finance plc
Experian Holdings Limited

NOTES
Show the full forenames, NOT INITIALS. If the director or secretary is a corporation or Scottish firm, show the name on surname line and registered or principal office on the usual residential line.

Give previous forenames or surname(s) except:
- for a married woman, the name by which she was known before marriage need not be given.
- for names not used since the age of 18 or for at least 20 years

A peer or individual known by a title may state the title instead of or in addition to the forenames and surname and need not give the name by which that person was known before he or she adopted the title or succeeded to it.

Other directorships.
Give the name of every company incorporated in Great Britain of which the person concerned is a director or has been a director at any time in the past five years.

You may exclude a company which either is, or at all times during the past five years when the person concerned was a director, was
- dormant
- a parent company which wholly owned the company making the return, or
- another wholly owned subsidiary of the same parent company.

RECEIVED
2009 JUN -8 P 12:43


Companies House
for the record

Please complete in typescript, or in bold black capitals.
CHW P000

88(2)
(Revised 2005)
Return of Allotment of Shares

Company Number: 4083914

Company name in full: Compass Group PLC

Shares allotted (including bonus shares):
(see Guidance Booklet GBA6)

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box)

	From Day	From Month	From Year	To Day	To Month	To Year
Date	18	05	2009	22	05	2009

Class of shares (ordinary or preference etc)	Ordinary	Ordinary	Ordinary
Number allotted	137,500	232,300	40,793
Nominal value of each share	£0.10	£0.10	£0.10
Amount (if any) paid or due on each share (including any share premium)	£2.10	£2.2925	£2.925

List the names and addresses of the allottees and the number and class of shares allotted to each overleaf

If the allotted shares (including bonus shares) are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
% (if any) that each share is to be paid up in cash			

Consideration for which the shares were allotted
(This information must be supported by the original or a certified copy of the contract or by Form 88(3) if the contract is not in writing)

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

09/2005

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ — DX 33050 Cardiff
for companies registered in England and Wales
or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB — DX 235 Edinburgh
for companies registered in Scotland — or LP - 4 Edinburgh 2


Companies House

Please complete in typescript, or in bold black capitals.
CHW P000

88(2)

(Revised 2005)

Return of Allotment of Shares

Company Number	4083914
Company name in full	Compass Group PLC

Shares allotted (including bonus shares):
(see Guidance Booklet GBA6)

Date or period during which shares were allotted (If shares were allotted on one date enter that date in the "from" box)	From Day	From Month	From Year	To Day	To Month	To Year
	18	05	2009	22	05	2009

Class of shares (ordinary or preference etc)	Ordinary	Ordinary	Ordinary
Number allotted	489,672	4,000	153,500
Nominal value of each share	£0.10	£0.10	£0.10
Amount (if any) paid or due on each share (including any share premium)	£3.128	£3.1375	£3.1625

List the names and addresses of the allottees and the number and class of shares allotted to each overleaf

If the allotted shares (including bonus shares) are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
% (if any) that each share is to be paid up in cash			

Consideration for which the shares were allotted
(This information must be supported by the original or a certified copy of the contract or by Form 88(3) if the contract is not in writing)

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

09/2005

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ — DX 33050 Cardiff
for companies registered in England and Wales
or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB — DX 235 Edinburgh or LP - 4 Edinburgh 2
for companies registered in Scotland


Companies House

Please complete in typescript, or in bold black capitals.
CHW P000

88(2)
(Revised 2005)

Return of Allotment of Shares

Company Number	4083914
Company name in full	Compass Group PLC

Shares allotted (including bonus shares):
(see Guidance Booklet GBA6)

	From (Day Month Year)	To (Day Month Year)
Date or period during which shares were allotted (If shares were allotted on one date enter that date in the "from" box)	18 05 2009	22 05 2009

Class of shares (ordinary or preference etc)	Ordinary	Ordinary	
Number allotted	129,000	2,500	
Nominal value of each share	£0.10	£0.10	
Amount (if any) paid or due on each share (including any share premium)	£3.20	£3.56	

List the names and addresses of the allottees and the number and class of shares allotted to each overleaf

If the allotted shares (including bonus shares) are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
% (if any) that each share is to be paid up in cash			

Consideration for which the shares were allotted (This information must be supported by the original or a certified copy of the contract or by Form 88(3) if the contract is not in writing)	

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

09/2005

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ — DX 33050 Cardiff
for companies registered in England and Wales
or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB — DX 235 Edinburgh
for companies registered in Scotland — or LP - 4 Edinburgh 2

Names and addresses of the allottees

Shareholder details (list joint allottees as one shareholder)	Shares and share class allotted	
	Class of shares allotted	Number allotted
Name(s): Cazenove Nominees Limited Address: Participant ID: 142 CN, Designation: ESOS, 20 Moorgate, London UK Postcode: EC2R 6DA	Ordinary	1,170,084
Name(s): John Dunmall Address: 127A Cassington Road, Yarnton, Oxon UK Postcode: OX5 1QD	Ordinary	3,000
Name(s): Mr Robert John Bracken Address: 29 Lloyds Way, Stratford Upon Avon UK Postcode: CV27 0SG	Ordinary	352
Name(s): Mr Graham Dixon Address: Calle Andreu Coll, 33, 1B, 07100 Soller, Mallorca, Isle Baleares, Spain UK Postcode:	Ordinary	6,724
Name(s): Mr Christopher Young Address: #01-13 The Baycourt, 461A Upper East Coast Road, Singapore, 466507 UK Postcode:	Ordinary	9,105

Please enter the number of continuation sheets (if any) attached to this form [ ]

Signed MWhite Date 22/5/09

** ~~A director~~ / secretary / ~~administrator / administrative receiver / receiver / official receiver / receiver manager / voluntary arrangement supervisor~~

** *Please delete as appropriate*

Contact Details

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Miss C M Jaccard, Group Secretariat,
Compass Group PLC, Compass House, Guildford Street,
Chertsey, Surrey, KT16 9BQ Tel 01932 574225
DX number DX exchange



RECEIVED
2009 JUN -8 P 12:23


Companies House

88(2)

(Revised 2005)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHW P000

Company Number	4083914
Company name in full	Compass Group PLC

Shares allotted (including bonus shares):
(see Guidance Booklet GBA6)

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box)

	Day	Month	Year
From	25	05	2009
To	29	05	2009

Class of shares (ordinary or preference etc)	Ordinary	Ordinary	Ordinary
Number allotted	93,000	81,700	3,885
Nominal value of each share	£0.10	£0.10	£0.10
Amount (if any) paid or due on each share (including any share premium)	£2.10	£2.2925	£2.925

List the names and addresses of the allottees and the number and class of shares allotted to each overleaf

If the allotted shares (including bonus shares) are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
% (if any) that each share is to be paid up in cash			

Consideration for which the shares were allotted
(This information must be supported by the original or a certified copy of the contract or by Form 88(3) if the contract is not in writing)

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

09/2005

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ — DX 33050 Cardiff
for companies registered in England and Wales
or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB — DX 235 Edinburgh or LP - 4 Edinburgh 2
for companies registered in Scotland


Companies House

88(2)

(Revised 2005)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHW P000

Company Number	4083914
Company name in full	Compass Group PLC

Shares allotted (including bonus shares):
(see Guidance Booklet GBA6)

Date or period during which shares were allotted (If shares were allotted on one date enter that date in the "from" box)	From	To
Day	25	29
Month	05	05
Year	2009	2009

Class of shares (ordinary or preference etc)	Ordinary	Ordinary	Ordinary
Number allotted	87,163	8,500	8,500
Nominal value of each share	£0.10	£0.10	£0.10
Amount (if any) paid or due on each share (including any share premium)	£3.128	£3.1625	£3.20

List the names and addresses of the allottees and the number and class of shares allotted to each overleaf

If the allotted shares (including bonus shares) are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
% (if any) that each share is to be paid up in cash			

Consideration for which the shares were allotted (This information must be supported by the original or a certified copy of the contract or by Form 88(3) if the contract is not in writing)	

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

09/2005

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ — DX 33050 Cardiff
for companies registered in England and Wales — or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB — DX 235 Edinburgh
for companies registered in Scotland — or LP - 4 Edinburgh 2

Names and addresses of the allottees

82-5161

Shareholder details (list joint allottees as one shareholder)	Shares and share class allotted	
Name(s)	Class of shares allotted	Number allotted
Cazenove Nominees Limited		
Address		
Participant ID: 142 CN, Designation: ESOS,	Ordinary	281,498
20 Moorgate, London		
UK Postcode E C 2 R 6 D A		
Name(s)	Class of shares allotted	Number allotted
Mr Richard Brenner		
Address		
11 Inglestone Road, Wickwar,	Ordinary	1,250
Wotton under Edge, Goucestershire		
UK Postcode G L 1 2 8 N H		
Name(s)	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name(s)	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name(s)	Class of shares allotted	Number allotted
Address		
UK Postcode		

Please enter the number of continuation sheets (if any) attached to this form

Signed [signature] Date 29.05.09

** ~~A director~~ / secretary / ~~administrator / administrative receiver / receiver / official receiver / receiver manager / voluntary arrangement supervisor~~

*** Please delete as appropriate*

Contact Details

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Miss C M Jaccard, Group Secretariat,

Compass Group PLC, Compass House, Guildford Street,

Chertsey, Surrey, KT16 9BQ Tel 01932 574225

DX number DX exchange